Exhibit 1 - Press Releases of the Registrant

Document No.	Date of Document	Title of Document
1.1	February 6, 2006	News Release
1.2	February 21, 2006	News Release
1.3	February 23, 2006	News Release
1.4	February 27, 2006	News Release
1.5	March 1, 2006	News Release
1.6	March 13, 2006	News Release
1.7	March 14, 2006	News Release
1.8	March 20, 2006	News Release
1.9	March 28, 2006	News Release
1.10	March 29, 2006	News Release
1.11	March 30, 2006	News Release
1.12	March 31, 2006	News Release
1.13	April 6, 2006	News Release
1.14	April 19, 2006	News Release
1.15	April 28, 2006	News Release
1.16	May 1, 2006	News Release
1.17	May 1, 2006	News Release
1.18	May 9, 2006	News Release
1.19	May 10, 2006	News Release
1.20	May 17, 2006	News Release
1.21	May 18, 2006	News Release
1.22	May 19, 2006	News Release
1.23	May 23, 2006	News Release
1.24	May 29, 2006	News Release
1.25	June 9, 2006	News Release
1.26	June 22, 2006	News Release
1.27	June 26, 2006	News Release
1.28	July 11, 2006	News Release
1.29	July 19, 2006	News Release
1.30	August 8, 2006	News Release
1.31	August 15, 2006	News Release

1.32	August 17, 2006	News Release
1.33	August 21, 2006	News Release
1.34	September 7, 2006	News Release
1.35	September 20, 2006	News Release
1.36	September 27, 2006	News Release
1.37	October 5, 2006	News Release
1.38	October 16, 2006	News Release
1.39	October 19, 2006	News Release
1.40	October 31, 2006	News Release
1.41	November 2, 2006	News Release
1.42	November 10, 2006	News Release
1.43	November 17, 2006	News Release
1.44	November 20, 2006	News Release
1.45	November 22, 2006	News Release
1.46	November 29, 2006	News Release
1.47	December 6, 2006	News Release
1.48	December 18, 2006	News Release
1.49	January 3, 2007	News Release
1.50	January 4, 2007	News Release
1.51	January 8, 2007	News Release
1.52	January 16, 2007	News Release
1.53	January 29, 2007	News Release
1.54	February 5, 2007	News Release
1.55	February 15, 2007	News Release
1.56	March 7, 2007	News Release
1.57	March 15, 2007	News Release
1.58	March 22, 2007	News Release
1.59	March 29, 2007	News Release
1.60	April 13, 2007	News Release
1.61	April 16, 2007	News Release
1.62	April 19, 2007	News Release
1.63	April 20, 2007	News Release
1.64	May 7, 2007	News Release
1.65	May 16, 2007	News Release
1.66	May 16, 2007	News Release
1.67	May 21, 2007	News Release


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

February 6, 2006

CENTURY CUTS CASH COSTS AT SIGMA BY US$81 AN OUNCE IN SECOND QUARTER OF COMMERCIAL PRODUCTION – MORE COST SAVINGS TO COME

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce significant improvements at the Company's Québec mining operations where production and cash cost targets were met in the fourth quarter of 2005. Further reductions in cash costs are expected this year.

The Company has also negotiated a repurchase of its debt held by Investissement Québec to strengthen its balance sheet, which will facilitate the Company's ability to aggressively pursue growth by acquisitions.

Century meets production targets at Sigma in fourth quarter of 2005 after two quarters of commercial production

Century announces unaudited operating results for the Sigma Mine for the fourth quarter of 2005, which was the second full quarter of operations since the mine commenced commercial production on May 25, 2005. The Company met its production target in the fourth quarter, producing 20,024 ounces of gold at a cash operating cost of US$385 an ounce. This is US$81 an ounce lower than in the third quarter of 2005. The Sigma Mine generated positive cash flow in both the third and fourth quarters of last year. Further reductions in cash costs are expected in subsequent quarters as a result of operating improvements that are being implemented. In 2005, the Company sold 55,152 ounces of gold, including gold produced during the bulk sample program. Since commercial production commenced on May 25, 2005, the Company produced 36,029 ounces of gold at a cash cost of US$419 an ounce. Audited financial results will be released when the Company's audit is completed in early April.

In the fourth quarter of 2005 the Company processed 373,710 tonnes of ore at an average grade of 1.81 g/t gold. The grade control problems experienced by the previous operator have now been resolved. The ore grades delivered to the mill in October, November and December were 1.45, 1.96, and 1.91 g/t gold, respectively, and have steadily increased over the last six months. The Company has modified its mining and grade control practices to minimize ore dilution.

Now that the grade control issues have been resolved the Company is focusing on improving mining equipment availability. The Company expects that operating costs will continue to decrease as the improvements planned for 2006 are implemented.

The Company is mining ore solely from the Sigma open pit at present. The Sigma-Lamaque Complex hosts 857,380 ounces of gold in proven and probable reserves with demonstrated economic viability. There are 998,000 ounces of gold in measured and indicated resources and a further 2,613,700 ounces of gold present in inferred resources, which are not added to the other two categories. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These estimates are compliant with NI 43-101 Standards of Disclosure for Mineral Projects (see "Technical Report, Sigma-Lamaque Complex, Québec, Canada", dated November 29, 2005 prepared by Chlumsky, Armbrust and Meyer, LLC and filed on www.sedar.com on November 30, 2005).

The Company expects to commence an extensive underground exploration program at the dormant Lamaque Mine by the end of the first quarter, where significantly higher-grade ore, based on historical records, will be accessed. Hoisting of this higher-grade ore in the existing Lamaque shaft for processing in the Sigma mill will allow production to be increased and operating costs to be reduced.

Repurchase of Investissement Québec (IQ) debt

Further to the decrease in cash costs at the Sigma Mine, the Company has negotiated a repurchase of the IQ debt, including repayment of all principal, interest and any other amounts owing by the Company to IQ. At December 31, 2005 the amount owing to IQ was $14,461,472, including principal of $13,544,000 and deferred interest.

The Company will pay to IQ C$8,000,000 in cash and issue 5,000,000 common shares of Century to IQ in settlement of the outstanding debt. Closing of this transaction is expected to occur on March 10, 2006 and is subject to the Company obtaining satisfactory financing on commercially reasonable terms for the cash amount and receipt of all necessary regulatory approvals for the issuance of the common shares.

Conversion of Convertible Debentures

The Company has issued 2,137,724 common shares to holders of the Company's 10% Convertible Debentures in principal amount of C$8.50 million (conversion price of $0.51 per share) on conversion of debentures, leaving a further 14,528,943 shares for issuance on conversion of the outstanding C$7.41 million of convertible debentures. The maturity date of these debentures is December 31, 2006.

The Company has issued 4,652,273 common shares to holders of the Company's 10% Convertible Debentures in principal amount of C$2.85 million (conversion price of $0.44 per share) on conversion of debentures, leaving a further 1,825,000 shares for issuance on conversion of the outstanding C$0.80 million of convertible debentures. The maturity date of these debentures is December 31, 2006.

Margaret Kent, President & C.E.O. commented: "We have focused our efforts in the past few months on technical solutions to grade control and minimizing mining dilution. We now have a good understanding of the geology of the Sigma ore body and are able to mine it effectively and predict the tonnage and grade of ore hauled to the mill for

---

processing. We are now focusing our efforts on improving mining equipment availability in the open pit. We have connected the rod mill into the milling circuit, which has improved the operating efficiency of the SAG mill. We look forward to further operating improvements at the Sigma mine in the coming months that will increase production and reduce cash costs. We plan to release our production forecast for 2006 next week.

"We are in the process of reorganizing the Company's balance sheet on more attractive terms, which process is expected to be completed within the next 60 days. The stronger financial condition will allow the Company to grow by aggressively pursuing acquisitions to increase production, decrease cash costs and increase cash flow".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

February 21, 2006

CENTURY FORECASTS PRODUCTION OF 90,000 OUNCES OF GOLD AT A CASH COST OF US$325 AN OUNCE AT SIGMA MINE IN 2006

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces forecast production of approximately 90,000 ounces of gold at a cash cost of approximately US$325 an ounce in 2006. Average daily mill throughput is budgeted at 4,700 tonnes with an average head grade of 1.8 g/t gold and recovery of 95%.

The Company is pleased to report that unaudited operating results at the Sigma Mine in January were ahead of budget. The mine produced approximately 8,400 ounces of gold (budget 7,570 ounces) from approximately 121,400 tonnes of ore (budget 137,700 tonnes) at an average head grade of 2.28 g/t gold (budget 1.80 g/t). The estimated cash cost was approximately US$300 an ounce (budget US$326 an ounce).

As previously announced on February 6, 2006, the Company is focusing on operating improvements in the mine and mill to further reduce cash costs beyond the savings realized in the fourth quarter of last year. In particular, attention is being given to improving mining equipment availability in the open pit.

Margaret Kent, President & CEO said: “We are very pleased with the progress we are making to improve operating efficiencies at Sigma. The improvements we made in the fourth quarter of last year continued into January. In the last few weeks we have been mining ore grades that are higher than the budgeted grade of 1.8 g/t for the year. This is a reflection of the modifications we have made to mining and grade control practices to minimize ore dilution”.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

February 23, 2006

CENTURY ANNOUNCES FORMATION OF A NEW PERUVIAN SUBSIDIARY AND THE ACQUISITION OF ITS FIRST EXPLORATION PROJECT IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce the formation of a new wholly-owned subsidiary company incorporated in Peru called Century Peru S.A.C. The General Manager of the company is Ing. Alexander Viduarre Otayza.

In addition to the formation of the new subsidiary, Century Peru has acquired by mineral claim petition approximately 5,000 hectares for a new exploration project called Colina Dorada. The property is located in the District of Piura. The property is characterized by hydrothermally-altered bimodal volcanics, volcaniclastics, and minor sediments of Early Cretaceous age intruded by Late Cretaceous tonalites, dacites, and granodiorites. The mineralization in the area is comprised of broad areas of patchy propylitic alteration containing low-sulfur epithermal veins, shears, and stockworks. Many weathered veins and shears have been worked by informal miners in recent years for their content of visible gold. Working in concert with the local miners and nearby small communities, Century Peru will launch a program of systematic mapping and sampling to focus the next phase of exploration. The Company is currently exploring the possibility of installing a small custom mill to process the ore mined by the informal miners.

Margaret Kent, President & C.E.O. commented: “The incorporation of our Peruvian subsidiary and acquisition of the Colina Dorada exploration project is the first step of an aggressive expansion program into Peru, a country known for its attractive investment climate and support of the mining industry. Peru has many rich undeveloped mineral deposits and a mining heritage that dates back to pre-Columbian times. We are aggressively positioning the Company for growth by evaluating several mining opportunities in Peru.”

About Century Mining Corporation

Founded in 2003, Century is the newest Canadian gold producer. The Company owns the Sigma-Lamaque Complex in Val d’Or, Québec, where commercial production commenced at the Sigma Mine in May 2005; the dormant Carolin gold mine in southwestern British Columbia; and nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska.

"Margaret M. Kent"
Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

February 27, 2006

CENTURY PROVIDES AN UPDATE ON PARTIAL CONVERSION OF CONVERTIBLE DEBENTURES

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces an update to information provided in a press release dated February 6, 2006 on the partial conversion of Convertible Debentures.

The Company has issued 5,078,901 common shares to holders of the Company's 10% Convertible Debentures in principal amount of C$8.50 million (conversion price of $0.51 per share) on conversion of debentures, leaving a further 11,587,766 shares for issuance on conversion of the outstanding C$5,909,761 of these convertible debentures. The maturity date of these debentures is December 31, 2006.

The Company has issued 5,981,819 common shares to holders of the Company's 10% Convertible Debentures in principal amount of C$2.85 million (conversion price of $0.44 per share) on conversion of debentures, leaving a further 495,454 shares for issuance on conversion of the outstanding C$218,000 of these convertible debentures. The maturity date of these debentures is December 31, 2006.

The Company has given notice to the holders of the Debentures that it has exercised its option under the terms of the indenture to pay the aggregate principal amount payable to the holders of the Debentures, together with accrued and unpaid interest thereon on March 13, 2006.

The Company understands that a significant number of the shares issued on partial conversion of the two series of convertible debentures have been sold in the market in the last few weeks. This has resulted in higher trading volumes in Century's shares than otherwise would have been the case.

Margaret Kent, President & CEO said: "We are pleased to see that the market is absorbing the new shares coming to market through institutional and retail buying. The conversion of debentures into equity has the positive effect of reducing the amount of debt on the Company's balance sheet as well as decreasing quarterly interest payments to the holders of the debentures".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 1, 2006

CENTURY ACCESSES UNDERGROUND WORKINGS AT LAMAQUE MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that a team of the Company's mining engineers and geologists have accessed the underground workings at the Lamaque Mine via the #2 shaft.

The preliminary underground survey carried out by Century's technical team confirmed that the underground workings are readily accessible. Ground conditions are good and the mine workings are dry.

The Lamaque Mine, which is adjacent to the operating Sigma Mine and part of the same vein system, operated from 1935 to 1985 with total mine production of approximately 24.2 million tonnes of ore at an average grade of 5.81 g/t gold for a total of 4.55 million ounces of gold.

The table below shows the tonnes, grade and contained ounces of gold in the measured, indicated and inferred resource categories at the Sigma-Lamaque underground mine. Mineral resources that are not mineral reserves do not have demonstrated economic feasibility. The table is extracted from the technical report prepared by Chlumsky, Armbrust and Meyer, LLC ("CAM"), the "independent qualified person" in accordance with the provisions of NI 43-101 that was filed on SEDAR (www.sedar.com) on November 30, 2005. This table was previously included in a technical report prepared by T.J. Armstrong Geological Consulting Inc. that was filed on SEDAR on October 20, 2004.

	Sigma-Lamaque Underground (cutoff grade undefined)		
Mineral Resource Category	**Tonnes**	**Grade (g/t Au)**	**Contained oz of Gold**
Measured	772,000	5.36	133,000
Indicated	3,151,000	4.91	497,000
Measured + Indicated	**3,923,000**	**4.99**	**630,000**
Inferred (after Armstrong 2004)	10,101,000	5.26	1,708,000

Historical records indicate grades of up to 7.0 g/t gold in the vein structures.

As announced on February 6, 2006, the Company plans to commence an extensive underground exploration and development program at the Lamaque Mine by the end of March. Blending of higher-grade material from the Lamaque underground mine with ore from the Sigma pit for processing in the Sigma mill will allow production to be increased and operating costs to be reduced.

Margaret Kent, President & C.E.O. said: "We are now able to factor mining underground at Lamaque into our long-term production plans after we have completed the exploration and development program. We anticipate being able to mine underground by the end of this year. Based on historical records of Teck Cominco Limited, a previous owner, we believe there is an undefined amount of broken ore that can be immediately brought to the surface after gaining access to this material".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 13, 2006

CENTURY DEBENTURE HOLDERS CONVERT OUTSTANDING DEBENTURES INTO COMMON SHARES OF CENTURY

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that holders of all of the Company's remaining outstanding 10% convertible debentures due December 31, 2006, have converted their debentures into common shares of Century.

Under this final conversion tranche, Century issued 9,078,431 shares upon conversion of the remaining $4,630,000 principal amount of debentures with a conversion price of $0.51 per share, and issued 495,452 shares upon conversion of the remaining $218,000 principal amount of debentures with a conversion price of $0.44 per share.

In converting the entire $11,350,000 principal amount of its 10% convertible debentures due December 31, 2006, Century issued an aggregate of 23,713,034 shares. The Company understands that a significant number of the shares issued pursuant to conversion of the debentures have been traded in the market, which accounts for the large trading volumes in the last few weeks.

Pursuant to conversion of the remaining debentures, the Company has 80,844,910 common shares issued and outstanding.

Margaret Kent, President & CEO, commented: "Conversion of all of the remaining outstanding convertible debentures into equity has the positive effect of reducing the amount of debt on the Company's balance sheet as well as terminating quarterly interest payments to the holders of the debentures".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 14, 2006

CENTURY PURCHASES FOUR NEW KOMATSU 100-TON HAUL TRUCKS FOR SIGMA MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that the Company has signed a firm commitment to purchase four new Komatsu HD785-5LC 100-ton haul trucks on a capital lease for C$5.75 million from Komatsu International (Canada) Inc. The purchase price includes tires and commissioning spares.

The first two trucks will be delivered in June and the remaining two trucks will be delivered in July of this year. The new trucks will allow part of the old fleet to be retired.

The new haul trucks will increase the availability of the mining equipment significantly, ensuring that the Company will meet its production target of 90,000 ounces of gold at a cash cost of US$325 an ounce this year.

Margaret Kent, President & CEO, commented: “In previous announcements we have said that a major priority is to increase the availability of the mining equipment. The four new trucks will enable the availability of the fleet to be increased significantly. This will facilitate waste removal to expose new ore faces well ahead of mining and advance the development and implementation of the long-term mine plan. The strip ratio in the Sigma pit is approximately 4.5 to 1. We appreciate the support we have received from Komatsu and Federal Equipment during these challenging times when the procurement and delivery of equipment and spares in the mining industry can take over a year”.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

 This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 20, 2006

CENTURY COMMENCES UNDERGROUND EXPLORATION AND DEVELOPMENT PROGRAM AT LAMAQUE MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce the commencement today of a three-phase exploration and development program for the restarting of mining operations at the Lamaque underground mine.

The Lamaque Mine, which is adjacent to the operating Sigma Mine, operated from 1935 to 1985 with total mine production of approximately 24.2 million tonnes of ore at an average grade of 5.81 g/t gold for a total of 4.55 million ounces of gold.

Phase 1 is scheduled to proceed through the end of July at a cost of approximately $600,000. The scope of work includes inspection of the Lamaque Mine #2 shaft and decline area for the purpose of preparing for future operations down to the 1200 ft level. This will require refurbishing of utilities, power, haulage support systems, ventilation, communications and primary and secondary travel ways.

Phase 2 is scheduled to extend from July through December 2006 at an estimated cost of $5.0 million. The work will encompass development of key ore target zones for the purpose of developing the Lamaque #2 shaft mine area. This will require the purchase of underground mining equipment, hiring of an underground operating crew, and further exploration ore definition drilling. The Company plans to inspect and begin pumping in the #7 shaft mine area at depth. The Company estimates gold production in the range of 5,000 to 10,000 ounces from the Phase 2 program this year.

Phase 3 is scheduled to start at the beginning of 2007 and will continue throughout the year at an estimated cost of $5.0 million. State-of-the-art technology in mining retrieval and hoisting, including horizontal and vertical conveyor systems and upgraded diesel mobile equipment, will be used to begin mining of the #7 shaft mine area and to improve productivity in the #2 shaft mine areas.

The total cost of the development program of approximately $10.6 million will be funded by operating cash flow from the Sigma Mine and from the exercise of warrants, which will add $7.5 million to the treasury. Currently there are approximately 17 million warrants outstanding for exercise at a weighted average exercise price of $0.44 per share. All warrants are in-the-money, the exercise prices being in the range of $0.40 to

$0.55 per share. The latest expiry date is September 23, 2007. Century's share price closed at $1.00 per share on March 17.

The table below shows the tonnes, grade and contained ounces of gold in the measured, indicated and inferred resource categories at the Sigma-Lamaque underground mine. Mineral resources that are not mineral reserves do not have demonstrated economic feasibility. The table is extracted from the technical report prepared by Chlumsky, Armbrust and Meyer, LLC ("CAM"), the "independent qualified person" in accordance with the provisions of NI 43-101 that was filed on SEDAR (www.sedar.com) on November 30, 2005. This table was previously included in a technical report prepared by T.J. Armstrong Geological Consulting Inc. that was filed on SEDAR on October 20, 2004.

	Sigma-Lamaque Underground (cutoff grade undefined)		
Mineral Resource Category	**Tonnes**	**Grade (g/t Au)**	**Contained oz of Gold**
Measured	772,000	5.36	133,000
Indicated	3,151,000	4.91	497,000
Measured + Indicated	**3,923,000**	**4.99**	**630,000**
Inferred (after Armstrong 2004)	10,101,000	5.26	1,708,000

Historical records indicate grades of up to 7.0 g/t gold in the vein structures in the Lamaque mine.

Margaret Kent, President & C.E.O. said: "The current gold price environment has allowed us to commence our underground program at Lamaque earlier than we had envisaged a year ago when we commenced mining in the Sigma pit. Furthermore, we plan to finance this program from internally generated funds comprising operating cash flow from the Sigma Mine and from the exercise of warrants from earlier private placements. The addition of significantly higher grade material from the Lamaque underground will have a beneficial impact on production and costs next year."

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.


CENTURY
MINING CORPORATION

441 Peace Portal Drive   Blaine   WA   98230
Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

PRESS RELEASE

March 28, 2006

CENTURY ANNOUNCES TWO KEY ADDITIONS TO STAFF

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce the addition of two staff members who will play a critical role in the growth of the Company, both at the Sigma-Lamaque Complex and internationally, particularly in Peru.

Dan Brost has joined the Company as Manager of Resource Geology in the corporate office. He will be responsible for all ore reserve estimates to ensure that they are compliant with NI 43-101 standards of disclosure. Dan Brost has extensive experience in geology and resource analysis in underground and open pit mines at several locations producing different commodities for a major international mining company operating in South America. He was employed by BHP-Billiton for nine years, the last two of which were spent in Peru where he was Chief Geologist of Development, Projects and Exploration. Prior to this he was Senior Geologist for the company in Papua New Guinea. Mr. Brost has been actively involved in mine operations, mine planning and budgeting, and due diligence studies. His specialization is geologic investigation and interpretation, geostatistical analysis, resource/reserve estimation and modeling using a number of computer-based software packages, and economic evaluation of mineral deposits. His recent experience in Peru will be a major asset as the Company expands its operations in that country. Dan Brost has a B.S degree in Economic Geology and Ore Deposits and a M.S degree in Mine Engineering (Resource Practice and Geostatistics).

Alan Gorman has joined Century as Director of Special Projects based at the Company's Sigma-Lamaque Complex in Val D'Or, Québec. He will be responsible for developing and placing the Lamaque underground mine into production. Alan Gorman has over 20 years of senior management experience in all facets of production, maintenance and technical services related to mining and metallurgical operations. His experience includes both base metals and gold mining operations in Canada and the United States. Mr. Gorman was most recently employed by Inco for four years as Mine Superintendent and Senior Resident Manager at Copper Cliff South and spent several years with mining contractors. He has managed various large underground pre-production and development projects, including shaft sinking, construction and contract administration. Alan Gorman has a diploma in Mining Technology.

Margaret Kent, President and CEO said: "We are pleased to welcome Dan Brost and Alan Gorman to senior positions at Century Mining. Their experience will be invaluable as we bring the Lamaque underground mine into production and expand the Company's gold production by acquiring other mining assets. The addition of these senior staff employees is part of our corporate philosophy to build a strong technical team which is a vital component of our growth strategy. We believe in evaluating and developing projects in-house without the extensive use of consultants. A strong technical team allows us to react quickly to opportunities and expedite the development of new projects".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 29, 2006

CENTURY BUYS BACK SIGMA-LAMAQUE ROYALTY

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that the Company has reached an agreement with SGF Mines Inc. ("SGF") to buy back the SGF royalty on gold production from the Sigma-Lamaque Complex.

The Company will pay SGF C$2.0 million in cash and issue 3.0 million common shares of Century to SGF at a deemed price of C$1.50 per share. These payments will be in complete settlement of past royalties due and owing to SGF and all future obligations to SGF. The transaction is expected to close by April 21, 2006 and is subject to regulatory approval and completion of documentation. The common shares to be issued will be subject to a 4-month hold period.

Margaret Kent, President and C.E.O. said: "SGF has been very supportive of Century and of the Sigma-Lamaque project. We are pleased that SGF is a shareholder of Century and look forward to a continuing relationship as we grow the Company. Removal of the royalty liability will contribute to improving the financial condition of the Company in the future".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 30, 2006

CENTURY MINING ANNOUNCES ACQUISITION OF SAN JUAN GOLD MINES AND MINERA CHORUNGA IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** today announced that it has reached an agreement with the owners and secured creditor to purchase 60 percent controlling interest in San Juan Gold Mines S.A.A., and 60 percent interest in Minera Chorunga S.A.A. The remaining 40 percent interest is owned by the existing labour force, many of whom have worked at the San Juan Mine over the past years.

The operation is located near the southern Peruvian coast, approximately 80 kilometers inland from the mouth of the Ocoña River and the city of Camana. The mine is currently producing 12,000 ounces of gold per year operating at a rate of approximately 150 tonnes per day. The conventional zinc precipitation/CIP circuit mill is on-site and is rated and permitted for 700 tonnes per day. In the 1980s the operation produced as much as 36,000 ounces of gold per year. Approximately 50 percent of the gold is easily recovered by gravity methods.

The Chorunga Mining District is characterized by extensive mesothermal veins and shears within intrusive andesite and granodiorite rocks. The district represents a structural analog to the Pataz District of Peru, the Abitibi Belt of Québec, and similar orogenic lode gold districts.

The mineralization at San Juan Gold Mines consists of quartz-pyrite-gold veins which are persistent structures traceable in outcrop. More than 35 mineralized structures have been identified on the property. The veins exhibit classic “pinch and swell” structures (sigmoid loops), with an average width of 1 meter. These structures persist for three kilometers or more along strike, and more than 800 meters vertically.

In 2002, San Juan Gold Mines S.A.A. commissioned DMT-Montan Consulting GmbH of Essen, Germany to prepare a medium term business plan for the modernization and expansion of its mining operations. The report, titled “Three Years Business Plan for Empresa Minera San Juan Gold Mines S.A.A., Arequipa, Peru”, was prepared by Dr.-Ing. Jürgen Kowalewski and dated November 8, 2002.

The report quoted underground ore reserves of 6,525,478 tonnes at an average grade of 8.34 g/t gold containing 1,531,119 ounces of gold. This historical estimate is “based upon the official ore reserves balance prepared by San Juan by December 31, 2001. This ore reserves inventory shows, according to typical Peruvian standards for underground vein operations, geological and mineable ore reserves, diluted to a minimum stope width." Since the date of the report there has been no significant depletion in reserves. *This historical estimate is not compliant with NI 43-101 standards of disclosure.*

As consideration for the purchase, Century will pay a total of US$4.5 million in cash, US$600,000 worth of common shares of Century, and 1.0 million common shares of Century. As part of the transaction, Century will purchase US$9.9 million of outstanding bank debt that currently secures the majority of the mining concessions. This bank debt is being purchased for US$2.5 million and is part of the total US$4.5 million consideration. The balance of the cash purchase price and Century shares will be used to pay the shareholder and pay down unsecured creditors, leaving San Juan and Minera Chorunga essentially free of liabilities other than the secured debt that Century is purchasing as part of this transaction.

On completion of the acquisition, Century Mining Peru S.A.C. will assume control of the property and will immediately initiate plans for expansion of the operation. The Company currently anticipates that an expansion to 80,000 ounces per year of gold production is possible with a US$10.0 million capital investment. Dr. Kowalewski's report stated that an immediate expansion to 31,000 ounces per year at a cash cost of US$265 per ounce is possible with a US$2.0 million cash investment.

The Company plans to evaluate the existing 1.5 million ounces of historical reserve and bring it to NI 43-101 standards of disclosure as soon as possible. This process is anticipated to require approximately six months, during which time existing production from the property will be maintained.

Exploration Potential

In addition to the 1.5 million ounce historical reserve in the vein systems, the 16,300 hectare property hosts several types of additional exploration targets. These include several excellent epithermal prospects within Miocene-age volcanics, equivalent in age and chemistry to the host units for many large open pit gold mines in Peru.

The "Santa Clarita" prospect is located in a zone of hydrothermal alteration near the Choclón fault, six kilometers from the San Juan Gold Mine. The zone extends for seven kilometers. It consists of layers of iron oxides more than 10 meters thick in clastic sediments with veins of quartz with visible gold.

The "Golden Champune" prospect is located on a hill of the same name, 3.5 km northeast of San Juan Gold Mine. It displays stockwork mineralization with vein quartz. Pyrite and chalcopyrite are the primary sulfides, plus hydrothermal muscovite in some locations. Host rocks are a tonalitic intrusive with andesite dikes. Gold grades from this prospect run from 1.5 to 3.0 g/t gold, and a historical estimate by San Juan Gold Mines S.A.A. put the potential tonnage of the deposit at 185 million tonnes indicating the potential for a major heap leachable deposit. *This historical estimate is not compliant with NI 43-101 standards of disclosure.*

The "Lily" prospect is situated 15 kilometers southwest of San Juan Gold Mine and consists of gold-silver quartz veins in clastic sandstones and quartzites. Gold is found in oxidized fractures and partings in sandstones of medium grain size.

The "Erika" prospect is located 10 km southeast of the San Juan Gold Mines Mine. It displays traces of copper with gold and silver values along stockwork fractures in a granodioritic intrusive. The intrusive is in contact with clastic sediments which carry traces of pyrite and chalcopyrite.

To date the San Juan property of 16,300 hectares has had no geophysical surveys, no systematic geochemical sampling, and no drilling on any of the additional veins or epithermal targets. It is the Company's plan to immediately commence a systematic exploration program on the property shortly after closing. Specific plans and budget will be announced.

Financing for the acquisition is covered by existing cash in the Company's treasury and banking lines of credit that are currently being arranged. Closing of the transaction is expected to take place in the next 30 days. The closing is subject to regulatory approvals for the issuance of the shares and finalizing of documentation.

"This asset acquisition is possible because of our management team's substantial insolvency and restructuring experience, including settlement with creditors. Consequently we are able to buy the existing historical reserve ounces at US$7.00 per ounce, complete with a 700 tonne per day permitted mill," said Margaret M. Kent, Chairman, President & CEO. "Based on the due diligence that we have completed and a review of the previous consultants work, we believe the property has the potential to host several million ounces of gold.

"Properly capitalized, the property will produce a significant amount of gold from the existing underground vein operation. However, the very real and exciting potential of the property lies in the unexplored large epithermal targets. We believe with the injection of exploration funds in the area San Juan can become a major gold producer," concluded Kent.

A presentation of the San Juan property and the surrounding epithermal target areas can be found on the Company's web site, www.centurymining.com.

About Century Mining Corporation

The Company forecasts gold production of 90,000 ounces at a cash cost of US$325 an ounce from its Sigma Mine in Québec in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 31, 2006

CENTURY MINING CLARIFIES RESERVE ESTIMATE AT SAN JUAN GOLD MINES

Blaine, WA: Pursuant to a press release dated March 30, 2006, **Century Mining Corporation (CMM: TSX-V)** wishes to clarify reference to an ore reserve estimate at the San Juan Gold Mine that the Company quoted verbatim from a technical report prepared by a consulting firm on behalf of San Juan Gold Mines S.A.A. and dated November 8, 2002.

The Company referred to underground ore reserves of 6,525,478 tonnes at an average grade of 8.34 g/t gold containing 1,531,119 ounces of gold quoted in the report as an "historical estimate that is not compliant with NI 43-101 standards of disclosure". Because the technical report was dated November 8, 2002 the Company previously referred to the reserves as historical, which only applies to reserve and resource estimates dated pre-February 1, 2001, the effective adoption date for NI 43-101 Standards of Disclosure for Mineral Projects, therefore the report was non-compliant and the reserves should not have been disclosed. The Company hereby retracts any reference to that reserve and the calculations of plant expansion based on that reserve.

San Juan Gold Mines, in a company report dated December 31, 2000, which was verified by an independent consultant, stated an estimated resource of 4.4 million tonnes at a grade of 8.68 g/t gold containing 1.23 million ounces, which qualifies as an historical resource estimate according to NI 43-101 standards of disclosure. These resources have not been verified by an NI 43-101 Qualified Person and should not be relied on.

As mentioned in the previous press release, the Company will update the resource to NI 43-101 compliant standards of disclosure after the asset acquisition has closed.

The Company referred to San Juan Gold Mines reporting a potential tonnage of 185 million tonnes with gold grades in the range of 1.5 to 3.0 g/t gold at the Golden Champune prospect. This deposit is an exploration target with no assurance of a resource estimate in the future. For the same reasons as mentioned above, the Company previously referred to this as an historical estimate that is not compliant with NI 43-101 standards of disclosure.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

 This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 6, 2006

CENTURY ANNOUNCES NON-BROKERED PRIVATE PLACEMENT OF UP TO C$25.0 MILLION

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces a non-brokered private placement of units raising up to C$25.0 million. Each unit is priced at $1.25 and consists of one share plus one-half share purchase warrant exercisable at $2.00 for a period of 24 months. Warrants will become exercisable within 10 days if the 20-day weighted average closing share price exceeds $2.25. The shares will be subject to restrictions on resale for four months. A large portion of the placement will be taken down by a significant resource institution.

A finder’s fee of 1.5% in cash and 1.5% in broker’s warrants will be paid.

Proceeds of the unit offering will be used for the acquisition of the new mining equipment for the Company’s Sigma open pit mine; exploration and development of the Company’s Lamaque underground mine; the repurchase and settlement of the outstanding precious metal royalty agreement over the Company’s Sigma-Lamaque property, which is currently held by SGF Mines Inc.; for the cash consideration for the San Juan Gold Mine acquisition; and for general corporate working capital purposes.

Century and Investissement Québec (IQ) have agreed that Century will satisfy its March 31, 2006 quarterly interest payment owing to IQ by issuing common shares of Century, subject to regulatory approval. Century will issue 221,875 common shares in satisfaction of the March 31st interest payment of $266,249.56 owing to IQ. The shares will be subject to restrictions on resale for four months. The Company has elected at this time not to settle the outstanding IQ debt as previously mentioned in a press release.

Margaret Kent, President & CEO, commented: “This private placement allows us to implement our growth plans for the Company. The working capital will allow us to streamline our operations at Sigma, commence the aggressive development plan for Lamaque and develop the San Juan Project. We are pleased that we have been able to attract the attention of the long term focused institutional investors that have confidence in our business strategy and our capability to build another major mining company.”

About Century Mining Corporation

Founded in 2003, Century Mining Corporation is the newest Canadian gold producer. The Company owns the Sigma-Lamaque Complex, where gold production of 90,000 ounces is forecast for 2006 at a cash cost of US$325 an ounce. The Company recently announced the purchase of the San Juan Gold Mine and associated exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 19, 2006

CENTURY MINING WELCOMES SCION CAPITAL AS A SHAREHOLDER

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that Scion Capital, LLC, through a group of its funds, has acquired 15,000,000 common shares and 7,500,000 common share purchase warrants of the Company as part of the previously announced private placement. This represents approximately 13.55% of the Company's currently issued and outstanding common shares. The Company expects to close the last tranche of the previously announced C$25 million financing early next week.

Margaret Kent, president & CEO said: "We welcome Scion Capital as a shareholder of the Company and look forward to working with Scion as we build the Company. Our management team has developed a track record of acquiring mining assets through restructurings at prices significantly below market comparables. In the case of the Sigma-Lamaque and San Juan acquisitions, both projects have significant exploration potential. We will continue to grow Century through acquisitions of similar type deals. Scion Capital understands and supports our strategy for growing the Company".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 28, 2006

CENTURY MINING CLOSES C$25.0 MILLION FINANCING

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that it has closed the final tranche of a C$25.0 million financing consisting of a non-brokered private placement of units. The terms of the private placement are the same as described in a previous press release dated April 6, 2006. All securities issued are subject to a 4-month hold period.

Proceeds of the financing will be used for the acquisition of new mining equipment for the Company's Sigma open pit mine; exploration and development of the Company's Lamaque underground mine; the repurchase and settlement of the outstanding precious metal royalty agreement over the Company's Sigma-Lamaque property held by SGF Mines Inc.; and for general corporate working capital purposes.

Margaret Kent, President & CEO said: "We welcome a number of new institutional shareholders to the Company as we build Century into a major gold producer".

About Century Mining Corporation

Founded in 2003, Century Mining Corporation is the newest Canadian gold producer. The Company owns the Sigma-Lamaque Complex, where gold production of 90,000 ounces is forecast for 2006 at a cash cost of US$325 an ounce. The Company recently announced the purchase of the San Juan Gold Mine and associated exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

 This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 1, 2006

CENTURY MINING REPORTS OPERATING PROFIT AT SIGMA MINE IN THE FIRST TWO QUARTERS AFTER START-UP

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce its financial and operating results for the year ended December 31, 2005 and report on a number of positive initiatives in the first four months of this year.

Highlights

In 2005

- Commenced start-up and commercial production at Sigma Mine
- Operating profit of $1.8 million from Sigma mining operations, before royalty expenses and depreciation, amortization and accretion
- Produced 45,158 ounces of gold at Sigma Mine in the first two quarters of production at a start-up cash cost of US$410 per ounce
- Cash flows generated from operating activities of $4.9 million after net changes to non-cash working capital balances (2004 – cash flows used of $1.1 million)
- Established NI 43-101 compliant Proven and Probable Reserves of 857,380 ounces of gold at Sigma-Lamaque Complex with an additional 998,000 ounces of gold in Measured and Indicated Resources
- Recorded a net loss for the year of $9.2 million or $0.22 per share (2004 - $2.0 million or $0.15 per share) with $4.9 million of net loss attributed to financing activities for the purchase of Sigma-Lamaque
- Cash flows from financing activities of $8.5 million (2004 – $11.9 million)
- Cash flows used in investing activities of $14.2 million (2004 - $9.4 million)

In 2006

- Completed a $25.0 million equity financing in April
- Redeemed outstanding balance of 10% Convertible Debentures in March
- Commenced underground exploration and development program at Lamaque Mine in March
- Purchased the operating royalty on production from the Sigma Mine for 3.0 million shares and $2.0 million in cash in April
- Opened a Peruvian office in February and signed an agreement to purchase a 60% interest in the San Juan Gold Mine in April
- Recruited well qualified and experienced professional staff at the corporate office and Sigma Mine

---

Summary of 2005 operating results and recent positive initiatives

The Sigma Mine reported an operating profit of $1.8 million in 2005 after commencing commercial production on May 25. The mine generated positive cash flow in the third and fourth quarters last year and continues to be profitable as improvements to productivity are being implemented. Revenues are benefiting from the current rising gold price. The addition of four new haul trucks in June and July will increase the availability and productivity of the mining fleet considerably, facilitating the removal of waste in the open pit to expose new ore faces for mining.

In 2005, the Sigma Mine produced 45,158 ounces of gold from 940,000 tonnes of ore at an average grade of 1.7 g/t gold and 95% recovery since commercial production began.

We have commenced an aggressive exploration and development program at the Lamaque underground mine to supplement feed to the Sigma mill by the end of this year. The addition of ore from Lamaque, which has a significantly higher average grade than Sigma open pit ore, is expected to have a positive impact on operations by increasing production and reducing cash costs. Cash costs continue to decrease at the Sigma Mine each quarter as technical and operating problems are resolved.

The net loss for the year of $9.2 million, or $0.22 per share, was exacerbated by approximately $5.0 million of non-cash items that were expensed, which were directly related to the senior debt that the Company incurred to acquire the Sigma-Lamaque assets and provide working capital during the bulk sample program, start-up and achievement of commercial production, as well as by an additional $1.3 million of unrealized losses on derivative contracts.

After adding back the non-cash items that were expensed to the net change in non-cash working capital balances, the Company reported cash flows from operating activities of $4.9 million in 2005.

The Company is now in a much stronger financial position than at the end of 2005 after implementing a number of initiatives. In the first four months of this year the Company has redeemed all the outstanding convertible debentures; completed a $25.0 million equity offering; and purchased the royalty on production at the Sigma-Lamaque Complex. These initiatives will have a positive impact on the balance sheet and income statement in the second quarter of this year.

Confirmation of NI 43-101 compliant Proven and Probable Reserves of 857,380 ounces of gold at the Sigma-Lamaque open pit should ensure nearly 10 years of mine life at current production levels. There are 998,000 ounces of gold in Measured and Indicated Resources that will extend mine life when upgraded to reserves, and an additional non-economic Inferred Resource (refer to Technical Report filed on November 30, 2005 on www.sedar.com). The Company is currently pursuing the opening of the Lamaque underground mine.

Margaret Kent, President & CEO commenting on Century’s 2005 results and future prospects said: “We are very pleased with the overall performance of our Sigma Mine given that we encountered a number of challenges last year as we brought the mine into commercial production. There are very few operations that generate positive cash flow

---

in the first two quarters after commencing commercial production. Our industry peers also experienced many of these same challenges. They were a consequence of the impact of higher metals and commodity prices on the mining industry, which led to higher prices for steel and fuel oil and shortages of consumables and spare parts, as well as difficulties recruiting experienced personnel as the industry continues to operate at full capacity. These challenges could not be foreseen in mid-2004 when we carried out our due diligence to purchase the Sigma-Lamaque assets.

We overcame most of the technical challenges at the mine in the first six months of operation and now have a good understanding of the Sigma ore body and how it should be mined.

We can look forward to building Century into a major gold producer with a solid asset base in Québec and outstanding production and exploration opportunities in Peru. Our strengthened balance sheet enables us to finance future growth on more favourable terms than were possible in the last 18 months. A significant portion of our net loss last year came from the high financing costs that we incurred for the purchase of the Sigma-Lamaque assets. We are pleased that we are now building a solid base of institutional shareholders who understand management's niche in the industry and ability to add shareholder value by acquiring good assets at a significant discount to industry standard multiples. With our highly experienced team of mining and financial professionals we believe that Century is well positioned to grow in value as we create and pursue new opportunities".

Century will be hosting a conference call early next week to review 2005 results and update investors and analysts on recent developments in Canada and Peru. Call-in details will be provided at the end of this week.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 1, 2006

CENTURY MINING CLOSES PURCHASE OF BANK DEBT AS PART OF THE ACQUISITION OF SAN JUAN GOLD MINES AND MINERA CHORUNGA

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** today announced that it has completed the purchase from Banco Wiese Sudameris of US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. and Minera Chorunga S.A.A. The bank debt was purchased for US$2.5 million.

The balance of the transaction, which is the purchase of 60 percent controlling interest in San Juan Gold Mines S.A.A. and 60 percent interest in Minera Chorunga S.A.A., is expected to close in the next several days.

Margaret Kent, President & CEO said: "This is the first step in completing the major acquisition of the control of San Juan Gold Mines in Peru. The mortgages we purchased secure the majority of the mining claims giving Century control over the deposit and exploration targets. We look forward to closing the balance of the transaction and commencing our work program".

About Century Mining Corporation
The Company forecasts gold production of 90,000 ounces at a cash cost of US$325 an ounce from its Sigma Mine in Québec in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 9, 2006

CENTURY MINING'S C$25.0 MILLION FINANCING OVER-SUBSCRIBED

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that its previously announced C$25.0 million financing consisting of a non-brokered private placement of units was over-subscribed by 141,440 units, or $176,800. Officers and directors and a deemed insider of the Company subscribed and paid for 291,200 units of the private placement.

The terms of the private placement were described in a press release dated April 6, 2006.

About Century Mining Corporation

Founded in 2003, Century Mining Corporation owns the Sigma-Lamaque Complex in Québec, where gold production of 90,000 ounces is forecast for 2006 at a cash cost of US$325 to US350 an ounce.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 10, 2006

CENTURY MINING REPORTS PROGRESS ON LAMAQUE UNDERGROUND PHASE 1 EXPLORATION AND DEVELOPMENT PROGRAM

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that inspections of the main surface decline to gain access to the underground Lamaque workings are progressing favourably. Details of the underground exploration and development program at the Lamaque Mine were announced on March 20, 2006.

The Lamaque Mine, which is adjacent to the operating Sigma Mine, operated from 1935 to 1985 with total mine production of approximately 24.2 million tonnes of ore at an average grade of 5.81 g/t gold for a total of 4.55 million ounces of gold.

Since announcing the project, the inspection of the main access, as an integral component of Phase 1, has advanced systematically and on schedule to the 775 level. To date, approximately 5,100 feet of decline have been inspected commencing from surface. Ground conditions in the decline have been observed to be exceptionally good, particularly recognizing the length of time since operations were suspended in 1985. Several prominent quartz veins have been observed in the main decline and conditions in previously mined excavations have also been observed to be favourable, providing confidence that any future mining should not encounter adverse ground conditions.

The Company will continue to inspect the main decline down to the 1200 level with the objective of verifying access to that point. Future Phase 1 activities will also include sampling of quartz veins and verifying the existing level of mine drainage in preparation for carrying out Phases 2 and 3 of the project.

Margaret Kent, President & CEO, commented: “We are very pleased with the conditions of the Lamaque decline based on our inspections to date and are confident that our objectives for Phase 1 of the Lamaque underground project will be met on schedule and on budget.”

About Century Mining Corporation

Founded in 2003, Century Mining Corporation owns the Sigma-Lamaque Complex in Québec, where gold production of 90,000 ounces is forecast for 2006 at a cash cost of US$325 to US350 an ounce.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 17, 2006

CENTURY MINING COMPLETES ACQUISITION OF CONTROL OF SAN JUAN GOLD MINES S.A.A.

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** today announced that it has closed all parts of the acquisition of 60 percent controlling interest in San Juan Gold Mines S.A.A.

The acquisition was completed by a wholly owned subsidiary of the Company, Century Mining Peru S.A.C. As previously announced, the Company purchased from Banco Wiese Sudameris US$9.9 million of debt securing the majority of the mining concessions owned by San Juan Gold Mines S.A.A. for US$2.5 million. The original deal also contemplated Century purchasing 60 percent interest in Minera Chorunga S.A.A. On closing, all concessions in Minera Chorunga were transferred to San Juan eliminating the need for the purchase of the equity interest in Minera Chorunga. Furthermore, US$600,000 that was to have been paid in equivalent value in the Company's common shares was paid in cash. The total transaction cost, including purchase of the debt, was US$5.1 million and the issuance of 1,000,000 common shares of the Company.

In addition, the Company directly purchased 11 more contiguous concessions totaling 3,200 hectares for US$54,100, which increased the total hectares purchased to 18,816.

Century Mining Peru S.A.C. will become the operator of the San Juan Gold Mine.

San Juan Gold Mines, in a company report dated December 31, 2000, which was verified by an independent consultant, stated an estimated resource of 4.4 million tonnes at a grade of 8.68 g/t gold containing 1.23 million ounces, which qualifies as an historical resource estimate according to NI 43-101 standards of disclosure. These resources have not been verified by an NI 43-101 Qualified Person and should not be relied on. The Company has commenced work to update the resource to NI 43-101 compliant standards of disclosure.

The Company will commence an exploration program to evaluate four targets: Santa Clarita, Lily-La Huaca, Erika and Golden Champune, and will select the target that shows the best prospects for immediate addition to resources. The Company will also examine its newly acquired surrounding land position for exploration opportunities.

As reported in the Company's news release of March 30, 2006, the San Juan Mine is currently producing approximately 12,000 ounces of gold per year from an average daily mill feed rate of 150 tonnes. In 2002, San Juan Gold Mines S.A.A. commissioned DMT-Montan Consulting GmbH of Essen, Germany to prepare a medium term business plan for the modernization and expansion of its mining operations. The report, titled "Three Years Business Plan for Empresa Minera San Juan Gold Mines S.A.A., Arequipa, Peru", was prepared by Dr.-Ing. Jürgen Kowalewski and dated November 8, 2002.

The Company currently anticipates that an expansion to 80,000 ounces per year of gold production is possible with a US$10.0 million capital investment. Dr. Kowalewski's report stated that an immediate expansion to 31,000 ounces per year at a cash cost of US$265 per ounce is possible with a US$2.0 million cash investment.

The Company has budgeted the following gold production from the San Juan gold mine: 2006 – 5,000 ounces at an estimated cash cost of approximately US$250 an ounce; 2007 – 20,000 ounces; and 2008 – 80,000 ounces.

Margaret Kent, President & CEO said: "This is our second acquisition in Peru in less than three months and will add significant resources to the Company's mineral inventory. We will be the operator of the project and the mine and will assess our alternatives for further investment in San Juan. We will be taking control of the mine immediately and will be presenting an operating plan in the near future."

About Century Mining Corporation
The Company forecasts gold production of 90,000 ounces at a cash cost of US$325 to US$350 an ounce from its Sigma Mine in Québec in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 18, 2006

CENTURY MINING CLARIFIES PRODUCTION ESTIMATES FOR THE SAN JUAN GOLD MINE

Blaine, WA: Pursuant to an press release dated May 17, 2006 **Century Mining Corporation (CMM: TSX-V)** wishes to clarify production estimates for the San Juan Gold Mine in Peru.

The Company disclosed operating projections and costs from a report entitled "Three Years Business Plan for Empresa Minera San Juan Gold Mines S.A.A., Arequipa, Peru", prepared by Dr.-Ing. Jürgen Kowalewski and dated November 8, 2002. Those statements should not be relied on as the report is not NI 43-101 compliant.

The Company has budgeted the following gold production from the San Juan gold mine: 2006 – 5,000 ounces at an estimated cash cost of approximately US$250 an ounce; 2007 – 20,000 ounces; and 2008 – 80,000 ounces. These projections are not based on a feasibility study as the mine is currently in operation and the mine and 700 tonnes per day mill have produced gold economically at much higher capacity in previous years.

About Century Mining Corporation

The Company forecasts gold production of 90,000 ounces at a cash cost of US$325 to US$350 an ounce from its Sigma Mine in Québec in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 19, 2006

CENTURY MINING REPORTS FIRST QUARTER OPERATING PROFIT OF $1.9 MILLION AT SIGMA MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce its unaudited financial and operating results for the first quarter ended March 31, 2006 and report on a number of positive events in the year to date.

First Quarter Highlights

- Operating profit of $1.9 million from revenue of $11.2 million at Sigma mining operations, before royalty expenses, depreciation, amortization and accretion.
- Produced 18,943 ounces of gold at Sigma Mine at a cash cost of US$386 an ounce.
- Recorded a net loss for the quarter of $1.3 million or $0.01 per share with loss primarily from expensing of all financing costs related to the recently redeemed convertible debentures.
- Cash flows provided by financing activities of $2.9 million.
- Cash flows used in investing activities of $1.7 million.
- Completed a $25.0 million equity financing in April that provided the Company with positive working capital, reversing the working capital deficit of $6.8 million at the end of the first quarter.
- Redeemed outstanding balance of 10% Convertible Debentures in March.
- Commenced an underground exploration and development program at Lamaque Mine in March.
- Purchased the operating royalty on production from the Sigma Mine for 3.0 million shares and $2.0 million in cash in April.
- Opened a Peruvian office in February and purchased a 60% interest in the San Juan Gold Mine.

Summary of first quarter operating results and recent positive initiatives

The Sigma Mine reported an operating profit of $1.9 million in the first quarter of 2006 following positive cash flow in the third and fourth quarters of last year after commencing commercial production on May 25, 2005. The following table presents production data for the first three quarters of commercial production from the Sigma Mine.

Period	Realized Gold Price (US$/oz)	Ounces Gold Produced	Cash Cost (C$/oz)	Cash Cost (US$/oz)
Q1-06	510	18,943	446	386
Q4-05	446	20,104	451	385
Q3-05	438	16,005	554	462

Note: Realized price is based on ounces of gold sold.

The table below summarizes operating results and financial position in the last three quarters:

Canadian dollars	Q1-2006	Q4-2005	Q3-2005
Results			
Revenues	11,151,726	9,922,947	9,993,056
Operating profit from mining operations	1,927,421	295,373	1,118,890
Net loss	1,309,335	4,438,074	2,630,370
Net loss per share	0.01	0.09	0.06
Financial position			
Cash and cash equivalents	2,883,663	808,896	1,325,850
Total assets	59,051,533	57,106,214	49,210,308
Long-term debt	12,345,222	22,628,347	23,649,684
Shareholders’ equity	24,380,975	11,393,896	13,213,427
Shares issued and outstanding	88,110,789	56,385,179	54,684,037

Revenues are benefiting from the current rising gold price. The Company has reduced cash costs each quarter on a Canadian dollar basis at the Sigma Mine, but because of the weakening U.S dollar these reductions are not reflected in the industry standard U.S. dollar cash cost. The addition of four new haul trucks in June and July will increase the availability and productivity of the mining fleet considerably, facilitating the removal of waste in the open pit to expose new ore faces for mining. Further reductions in cash costs on a Canadian dollar basis are expected.

The net loss of $1.3 million, or $0.01 per share, in the first quarter was exacerbated by approximately $1.6 million of items that were expensed, which were directly related to the senior debt that the Company incurred to acquire the Sigma-Lamaque assets and provide working capital during the bulk sample program, start-up and achievement of commercial production. Pursuant to redemption of convertible debentures in the first quarter, there will be no future related expenses.

After adding back the non-cash items that were expensed to the net change in non-cash working capital balances, the Company reported cash flows from operating activities of $0.9 million in the first quarter of 2006.

The Company is now in a much stronger financial position than at the end of 2005 after completing a number of initiatives this year. The Company has redeemed all the outstanding convertible debentures; completed a $25.0 million equity financing; and purchased the royalty on production at the Sigma-Lamaque Complex. These initiatives will have a positive impact on the balance sheet and income statement in the second quarter of this year.

Future Production Estimates

The table below presents a breakdown of the Company's production estimates for 2006, 2007 and 2008 from the following sources:

Production (ounces)	2006	2007	2008
Sigma open pit mine	90,000	90,000	90,000
Lamaque underground mine	5,000	20,000	40,000
San Juan underground mine	5,000	20,000	80,000
Total	**100,000**	**130,000**	**210,000**

The Company cautions readers that production estimates are forward-looking statements and there can be no assurance that these estimates will be achieved.

Margaret Kent, President & CEO commenting on Century's first quarter results and future production estimates said: "We are very pleased with the continuing operating performance of our Sigma Mine, which has generated positive cash flow in three consecutive quarters. We expect further reductions in cash costs when our new truck fleet is commissioned. Our cash costs are decreasing on a Canadian dollar basis each quarter as the dollar is strengthening against the U.S dollar. The initiatives we took in the first quarter to reduce debt by expensing all costs related to the convertible debentures will have a positive impact on the balance sheet and income statement in the second quarter of this year.

We are taking steps to build Century into a major gold producer with a solid asset base in Québec and outstanding production and exploration opportunities in Peru. Our stronger balance sheet will enable us to finance future growth on more favourable terms than were possible in the last 18 months. We are pleased that we are now building a solid base of institutional shareholders who understand management's niche in the industry and ability to add shareholder value by acquiring assets at a significant discount to typical industry valuation multiples. In Peru, we believe that we have purchased ounces in the ground, which we will be qualifying with an NI 43-101 technical report later this year, for less than US$7.50 an ounce. We believe that Century is well positioned to grow in value as we create and pursue new opportunities with our team of highly experienced mining and financial professionals".

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

 This press release contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Century Mining Corporation
Consolidated Balance Sheets

As at	March 31,2006 Unaudited	December 31,2005 Audited
Assets		
Current		
Cash and cash equivalents	$ 2,883,663	$ 808,896
Accounts receivable	1,915,103	1,787,048
Inventories (Note 5)	1,895,770	2,414,436
Prepaid expenses & deposits	695,041	266,061
	7,389,577	5,276,441
Mining properties, other properties plant and equipment (Note 6)	50,592,381	49,567,078
Deferred finance fees (Note 4)	—	1,081,620
Future tax asset	688,075	688,075
Deposits for reclamation costs	493,000	493,000
	$ 59,163,033	$ 57,106,214
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 6,990,650	$ 7,386,932
Working capital gold facility (Note 9)	1,483,588	1,287,219
Current portion of long-term liabilities (Note 8 and 10)	4,315,893	3,819,851
Unrealized losses on derivative contracts	1,427,226	1,293,463
	14,217,357	13,787,465
Long-term notes (Note 10)	12,345,222	12,768,472
Asset retirement obligation	2,262,090	2,262,090
Capital lease obligation (Note 8)	3,432,527	3,806,169
	32,257,196	32,624,196
To be settled via issue of shares		
Royalties payable (Note 7)	649,427	583,127
Unsecured creditors (Note 12 (e))	1,763,935	2,645,120
Convertible debentures	—	9,859,875
	34,670,558	45,712,318
Equity		
Equity instruments (Note 12 (b))	42,724,249	26,485,245
Equity portion of convertible debenture	—	2,021,000
Contributed surplus (Note 12 (c))	1,277,956	1,199,546
Deficit	(19,509,730)	(18,311,895)
	24,492,475	11,393,896
	$ 59,163,033	$ 57,106,214

Approved on behalf of the Board:

signed "Margaret M. Kent" Director *signed "Donald S. Macdonald"* Director
Margaret M. Kent Donald S. Macdonald

Century Mining Corporation
Consolidated Statements of Operations and Deficit

For the three months ended March 31	2006	2005
Revenues		
Mining operations	$ 11,151,726	$ —
Geological fees and other	97,365	92,781
	11,249,091	92,781
Expenses		
Mining operation	9,112,805	—
Operating royalties (Note 7)	66,300	—
Depreciation amortization and accretion (Note 6)	736,133	31,898
Amortization on deferred finance fees (Note 4)	1,081,620	98,563
Accretion on convertible debentures	144,800	260,000
Corporate administration	692,140	543,052
Interest on long-term notes	266,250	224,518
Interest on convertible debentures	113,302	—
Exploration expenses	—	6,175
Stock based compensation	78,410	93,400
	12,291,760	1,257,606
Loss from operations before other items	(1,042,668)	(1,164,825)
Other items		
Unrealized losses on derivative contracts	(133,763)	203,191
Foreign exchange gain (loss)	(21,404)	(8,457)
	(155,167)	194,737
Net loss for the period	(1,197,835)	(970,091)
Deficit, beginning of the period	(18,311,895)	(9,085,517)
Deficit, end of the period	$ (19,509,730)	$ (10,055,608)
Net loss per share – basic and diluted (Note 12 (f))	$ (0.01)	$ (0.03)

Century Mining Corporation
Consolidated Statements of Cash Flows

For the periods ended March 31	2006	2005
Cash flows from operating activities		
Net loss for the period	**$ (1,197,835)**	$ (970,091)
Charges to operations not requiring a cash payment:		
Interest on convertible debentures	**94,304**	223,562
Accretion on debentures	**144,800**	260,000
Operating royalties	**66,300**	—
Amortization, depreciation and accretion	**736,133**	31,898
Amortization on deferred finance fees	**1,081,620**	98,563
Stock based compensation	**78,410**	93,400
Unrealized losses on derivative contracts	**133,763**	—
	1,137,495	(262,668)
Net change to non-cash working capital balances		
Receivable	**(128,055)**	(760,528)
Prepaid expenses	**(428,980)**	43,081
Inventory	**518,666**	(1,355,977)
Accounts payable and accrued liabilities	**(396,282)**	2,538,450
Working capital gold facility	**196,369**	—
	899,213	202,358
Cash flows from financing activities		
Advances on convertible debenture	**—**	2,000,000
Issue of equity instruments, net of share issue costs	**3,237,675**	2,849,122
Decrease in long term lease obligation	**(300,850)**	—
	2,936,825	4,849,122
Cash flows from investing activities		
Acquisition of mineral properties	**(99,558)**	—
Capitalized stripping costs	**(265,082)**	—
Purchases and payment for properties and equipment	**(1,396,630)**	(6,246,560)
	(1,761,270)	(6,246,560)
Increase (decrease) in cash and cash equivalent	**2,074,767**	(1,195,080)
Cash and cash equivalent, beginning of the period	**808,896**	1,568,776
Cash and cash equivalent, end of the period	**$ 2,883,663**	$ 373,696



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 23, 2006

CENTURY MINING PROVIDES SAN JUAN UPDATE AND HIGHLIGHTS FROM ANNUAL GENERAL MEETING

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** today announced that pursuant to taking control of the San Juan gold mine in Peru, the Company now has a team of two mining engineers, two metallurgists, two geologists and two human resource professionals at the mine. The team is developing detailed plans to return the mine and 700 tonnes per day mill to their rated capacity from current operating levels.

The Company is also establishing a team of exploration geologists in Peru to select targets for a major exploration program on several properties this year.

Highlights from Century Mining's Annual General Meeting

At the Company's annual general meeting in Toronto on Friday, Margaret Kent, Century Mining's President and CEO, presented details of the Company's plans to restore the San Juan Mine to former production levels and described the Company's exploration plans on its promising Peruvian exploration properties. The Company is also evaluating other possible Peruvian mining assets and exploration properties.

Kent also described the positive improvements made at the Sigma open pit mine during the last three quarters, as well as the Company's plans to commence production at the Lamaque underground mine this year. Additional production improvements from the Sigma pit are expected when four 100-tonne haul trucks are delivered in June and July. These new vehicles will substantially increase the availability and productivity of the mining fleet, allowing for greater removal of waste ahead of mining new ore faces.

"We are confident that we've turned the corner," said Kent. "We've strengthened and restructured our balance sheet. We continue to make improvements at the Sigma Mine. We've acquired the San Juan Mine and have an eye on other Peruvian investments, all of which puts us in a strong position going forward."

A copy of Kent's presentation, which also includes a summary of first quarter results, is now available on the Company's website.

Investor Conference Call

The Company will hold a conference call on Wednesday, May 31 to discuss the recent positive developments following the return of Kent and members of the management team from Peru. Time and dial-in information will be provided later this week via the Company's website.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 29, 2006

CENTURY TO HOST CONFERENCE CALL ON WEDNESDAY, MAY 31

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that it will host a conference call on Wednesday, May 31 at 10:00 a.m. Pacific time (1:00 p.m. Toronto time).

Margaret Kent, President and C.E.O., and members of Century's management team will discuss:

- First quarter financial and operating results.
- Operating improvements at the Sigma Mine.
- Underground development at the Lamaque Mine.
- Update on San Juan Gold Mines.

The presentation will be followed by a question and answer period.

Mining analysts, investors and the media are invited to phone 1-800-779-0712, or 1-312-470-7109 if outside north America, followed by the pass code 12567 at 9:55 a.m. Pacific time (12:55 p.m. Toronto time) on Wednesday, May 31, 2006.

A replay of the conference call can be heard until June 7 by dialing 1-800-294-0991, or from outside North America 1-402-220-9753.

About Century Mining Corporation
The Company forecasts gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com

Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

June 9, 2006

CENTURY MINING ESTABLISHES MILESTONE PROGRESS ON LAMAQUE UNDERGROUND PHASE I EXPLORATION AND DEVELOPMENT PROGRAM

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that initial inspections of the main surface decline to gain access to the underground Lamaque workings have now reached the 1500 level in the Lamaque mine.

The company announced initial progress on the main decline inspection on May 10, 2006.

Conditions encountered in the decline between the 775 level and the 1500 level are consistent with those encountered and reported on previously. Ground conditions throughout the ramp have now been confirmed to be in good order, and conditioning work has been scoped and is currently underway. Also significant is the current level of mine dewatering, which has been established at the 1500 level. This should allow Phase 1 and 2 of the project to advance without significant dewatering requirements. It also allows Century the opportunity to begin establishing longer term dewatering requirements and strategies.

Crews are currently working on mine services, including air, water and communications, and establishing secondary accesses. Prominent quartz veins in the main decline have been sampled and assayed. The Company is recruiting technical, operating and maintenance personnel for the Lamaque underground operation. Underground mining equipment is being sourced.

Existing core logs and previous mine plans and sections at Lamaque are being entered into a data base.

The Company and Le Syndicat des Employés de les Mines Sigma (Québec) Ltée, which represents hourly-paid employees, have expanded the existing collective agreement to include all necessary provisions for operating underground at the Lamaque Mine.

Margaret Kent, President & CEO, commented: “We are very pleased with the completion of the initial inspection of the Lamaque decline. This portion of the Phase 1 exploration and development program has exceeded our expectations in terms of timing and we are very confident that the Phase 1 budget will suffice to meet the needs of the project. This is an exciting period for Century and we are looking forward to the progression of planning for the bulk sample announced for Phase 2 of the underground Lamaque project."

About Century Mining Corporation

The Company forecasts gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

June 22, 2006

CENTURY MINING'S PERUVIAN SUBSIDIARY GRANTED 50-YEAR MINING AND OPERATING LEASE FOR SAN JUAN GOLD MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that San Juan Gold Mines S.A.A. ("San Juan") has granted Century Mining Peru S.A.C. ("Century Peru"), a wholly owned subsidiary of Century Mining Corporation, a 50-year mining and operating lease covering all of the San Juan claims. This allows Century Peru to operate the San Juan gold mine and carry out exploration work on the concessions. All gold produced from the San Juan concessions will be 100% attributable to Century Mining Corporation's account.

Century Peru will be responsible for funding all future capital, operating and exploration expenditures on the mining concessions. San Juan will receive a 10% net profit interest from gold production at the mine after repayment to Century Peru of capital, operating, exploration and management expenses.

Century Peru has a 60% controlling interest in San Juan and also has 100% interest in the surrounding exploration concessions that were acquired as part of the acquisition of San Juan. A 60% share of any net profit interest payment made to San Juan will also be attributable to the Company.

Margaret Kent, President & CEO said: "The granting of the mining and operating lease to our Peruvian subsidiary is the culmination of our plans to gain control of 100% of gold production from the San Juan Mine and to carry out exploration and development on the San Juan concessions."

About Century Mining Corporation

The Company forecasts gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its operating Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

June 26, 2006

CENTURY UPDATES PROGRESS ON EXPLORATION AT SAN JUAN GOLD MINES PROPERTY IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is providing an update on exploration at the San Juan Gold Mines property in the Department of Arequipa, southern Peru.

Century acquired 60% controlling interest in San Juan Gold Mines S.A.A. on May 17, 2006 and has entered into a long-term mining lease on the 18,000 hectare property. Century has begun preparations for an extensive underground and surface-based sampling and drilling campaign. The program is designed to bring the historical resources of approximately 1.23 million ounces of gold at the San Juan Mine up to date under National Instrument 43-101 standards of disclosure. (Reference: San Juan Gold Mines, in a company report dated December 31, 2000, which was verified by an independent consultant, quoted an estimated resource of 4.4 million tonnes at a grade of 8.68 g/t gold containing 1.23 million ounces of gold, which qualifies as an historical resource estimate according to NI 43-101 standards of disclosure. These resources have not been verified by an NI 43-101 Qualified Person and should not be relied on). This program is expected to take several months.

Geological mapping and grid geochemical sampling has begun on the Golden Champune prospect, located approximately four kilometers east of the San Juan Gold Mine. Reconnaissance mapping shows that the Golden Champune alteration and mineralization zone covers three mountain ridges oriented roughly northwest-southeast, and spans a lateral east-west distance of approximately two kilometers. The highest part of the zone, Golden Champune, stands approximately 400 meters above the surrounding dry stream beds (quebradas), while the two adjacent lower ridges to the east stand 225 meters (Champune Media) and 100 meters high (Champune Pequeño), respectively. The extent of the zone in a north-south direction is more than 600 meters.

The Company’s work to date has determined that significant areas of the Golden Champune slopes are covered by shallow mud flows, usually less than one meter thick. Outcrops are common, however, and they show that the ridges and quebradas between them are underlain by intrusive bedrock units that exhibit pervasive alteration and extensive, close-spaced stockwork veinlets and fractures. The stockwork is exposed in the bottoms of the quebradas, on the side slopes, and on the tops of all three ridges.

Further research into the archives at the San Juan Mine has uncovered the existence of an encouraging historical geochemical study performed on a limited part of Golden Champune in June, 1989. The studies were conducted under the direction of the *Peru Universidad Nacional de Ingenieria, Facultad de Ingenieria Geologica, Minera y Metalurgica.* A total of 190 soil and rock chip samples were collected from the quebradas and lower slopes of Golden Champune. Gold values in the rock chip samples ranged from 1.0 g/t to a high of 3.1 g/t gold. The area in which the samples were taken measured 1.5 km by 1.7 km. Coverage is clustered along the quebradas.

The same study also included soil and rock chip sampling from the Santa Clarita prospect, located approximately 5 kilometers from the San Juan mine site. The area in which the samples were taken measured 2.5 km by 1.0 km. Coverage is clustered along the quebradas and on the ridge lines. A total of 196 soil and rock chip samples were collected. Rock chip samples ranged in value from 0.5 to 4.0 g/t gold. Santa Clarita exhibits geology similar to that of Golden Champune.

In 1988, a geophysical Induced Polarization/Conductivity study was also conducted on Golden Champune. The results were inconclusive due to the difficulty in gaining proper ground contact with bedrock.

Century's grid rock chip sampling program on Golden Champune has begun this week. The grids will be established on a nominal 50 meter by 50 meter spacing. The samples will be transported directly to a newly-constructed sample preparation laboratory at the San Juan Mine, where the samples will be crushed and a portion shipped to Lima for analysis. Approximately 700 samples will be collected over the next few weeks.

The San Juan Mine operation is located near the southern Peruvian coast, approximately 80 kilometers inland from the mouth of the Ocoña River and the city of Camana, and is currently producing gold from extensive veins and shears within intrusive rocks. More than 35 mineralized structures have been identified on the property, of which only two have been extensively mined.

Margaret Kent, President & CEO, commented: "We are excited about the exploration potential at the San Juan Mine and surrounding properties, which is being confirmed by data in archival technical reports that we are evaluating. No exploration has been conducted on the Santa Clarita, Golden Champune, Lily-La Huaca and Erika properties since the early 1990s. We believe that these four discoveries have the potential to establish a new mining district in the future and may be suitable for large tonnage heap leach method of extraction. We are commencing an aggressive exploration program. We will be moving rapidly with this program on the basis of the information we have found at the property. We have been able to establish drill targets for Golden Champune and Santa Clarita. These targets will be drill tested as soon as permits are obtained and a suitable drilling contract is negotiated. The San Juan Mine will be a key component of our future growth in gold production."

About Century Mining Corporation

The Company forecasts gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and exploration properties in Peru.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

July 11, 2006

NEW DATA SUBSTANTIATES PORPHYRY POTENTIAL AT SAN JUAN IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announced today that it has completed the purchase of an exploration data package for the recently acquired San Juan Mine and related exploration properties in southern Peru.

Century purchased the data from an international gold mining group. The group had been negotiating for the purchase of the San Juan properties and completed geochem sampling and mapping for the Santa Clarita and Erika prospects in 2005 and 2006.

The purchased data include base maps, surface geologic maps, cross-section interpretations, surface geochem samples analyzed for copper, gold and molybdenum, and third-party property reports; including an initial investigation by renowned porphyry expert John Hunt. The data will assist in delineating bulk mineable copper/gold porphyry deposits. It will expedite the evaluation of the property and will be the basis for establishing drill targets.

Preliminary assessment of the data by Century's geologists suggests that the Santa Clarita and Erika prospects host potentially sizable porphyry deposits.

Santa Clarita

The Santa Clarita prospect is located approximately 5 kilometers south of the San Juan mine site. The prospect displays an area of intense biotite-limonite alteration in conjunction with anomalous values of copper, gold and molybdenum in rock geochem sampling. The surface alteration zone covers an area of approximately 1 km by 2 km. The alteration, combined with the surface rock geochem results, suggest that a porphyry system exits that may host a large copper/gold deposit.

The data include 33 surface chip and channel samples taken from the Santa Clarita prospect. The samples range from 11.2 to 33.2 ppm copper, 1.0 to 1601.5 ppm molybdenum and 0.005 to 5.62 g/t gold.

Erika

The Erika prospect is located approximately 10 kilometers south of the San Juan mine site. Geological mapping identifies the prospect as a porphyritic intrusion hosted in the granodiorite coastal batholith. A thin altered layer of Yura Group sedimentary rocks caps the area. Outcrops of quartz sulfide stockwork and disseminations are evident along with propylitic alteration. The mapping and outcrop sampling suggest that a porphyry stock is present at a shallow depth of 100-200 m below the altered sediments. The Erika target covers an elongated area of at least 1 km by 2 km.

The data include 46 surface chip and channel samples taken from the Erika prospect. The samples range from 15.7 to 1668.8 ppm copper, 2.0 to 989.0 ppm molybednum and nil to 0.48 g/t gold.

The Company's Vice President of Exploration, Ross F. Burns, P.Geo., L.G. prepared the technical information contained in this news release and reviewed the press release in its entirety.

Margaret Kent, President & CEO, commented: "The purchase of this data set has expedited the evaluation of the Santa Clarita and Erika prospects. We knew that other companies were actively negotiating with the owners prior to Century's completion of the purchase of the San Juan shares and bank debt. We are in the preliminary stages of exploration, however, the geochem indicators for the Santa Clarita and Erika prospects are excellent. These data have allowed us to establish drill targets for the Santa Clarita prospect. We are currently applying for drilling permits for the Erika, San Juan, Santa Clarita and Golden Champune prospects. We think the data may indicate that the Santa Clarita and Erika prospects are in the northern extension of the well known Paleocene Porphyry Belt (Toquepala & Cerro Verde) of southern Peru. Moreover, we now understand why major companies were focused on acquiring the Santa Clarita and Erika prospects."

About Century Mining Corporation

The Company forecasts gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration property in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

July 19, 2006

CENTURY MINING TAKES DELIVERY OF NEW HAULAGE TRUCKS FOR SIGMA OPEN PIT

BLAINE, WA: **Century Mining Corporation (CMM: TSX-V)** announces that the first of four Komatsu HD785-5LC 100-ton haulage trucks has been delivered to the Sigma mine. Mechanical assembly and commissioning have been completed and the truck is currently in operation in the Sigma pit.

On March 14, 2006 the Company announced the purchase of four trucks.

The second truck is currently being assembled in Val d'Or and should be operational before the end of July. The remaining two units will be delivered in August. The new trucks will allow Century to advance the deferred waste stripping that has limited the mine's ability to achieve budgeted gold production during 2005 and 2006 year to date.

Margaret Kent, President & CEO, commented: "We are pleased to announce that the new trucks have begun arriving. These trucks will facilitate substantially more waste haulage so that our long-term mine plan and production targets can be achieved."

About Century Mining Corporation

The Company forecasts gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration property in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

August 8, 2006

CENTURY MINING TAKES STEPS TO MEET 2006 PRODUCTION TARGET AT SIGMA-LAMAQUE

BLAINE, WA: **Century Mining Corporation (CMM: TSX-V)** announces a number of steps to meet its 2006 production target at its Sigma-Lamaque mining operations in Québec.

Purchase of reverse circulation drill

The Company has purchased and taken delivery of a new reverse circulation drill for use in its Sigma open pit. The company discussed its intention to purchase a new RC drill for the Sigma open pit during its first quarter conference call with analysts and investors.

The definition drilling program, which commenced in 2004 with a previously leased old drill, will continue to further delineate ore within the pit using the new drill with the objectives of improving ore recovery, minimizing waste dilution, and aiding in the predictability of ore deliveries during the extraction processes. Grade control processes are very important in the open pit mining operations to ensure optimal results. The drill is currently being commissioned at the mine and training will begin this week.

Delivery of second haulage truck

The second new HD785-5LC-100 ton haulage truck has been received, commissioned, and is operating in the Sigma pit. The third and fourth trucks are currently being assembled in Val d'Or. The expected deliveries on these remaining units are next week for the third unit and the end of August for the last unit.

The Company has already observed an increase in the total haulage capability of the fleet with the addition of the second haulage truck. The additional new trucks, coupled with increased availability due to improvements associated with the preventive maintenance processes and systems on the pre-existing fleet at the open pit, have contributed to the increase. Total pit haulage incorporating the second truck has been encouraging during the first several days of operation and has averaged approximately 30,000 tons per day.

This Company believes that the recovery waste strip plan scheduled for the balance of 2006 is achievable when the two remaining new units have been delivered.

Development of Lamaque underground mine continues on track

Progress continues to be made on the development of the underground Lamaque project. Phase 1 of the underground Lamaque project is well advanced and remains on schedule and on budget. The geological and engineering planning for Phase 2 is advancing and several targets for the Phase 2 bulk sample are being refined. The historical plans and sections are currently being digitized into an electronic format compatible with the Sigma mine files. Management is currently focusing attention on acquiring the underground fleet, equipment and consumable supply provisions necessary to support Phase 2.

Stephen Hodgson has joined the Company as Underground Mine Superintendent at Lamaque. Mr. Hodgson has extensive experience in underground mining operations and will provide innovative leadership to the extraction of the Lamaque ores. Mr. Hodgson's career has spanned in excess of 30 years in underground mining, much of it spent with Rio Tinto plc in various North American operations.

Margaret Kent, President & CEO, commented: "Because of the severe industry-wide shortage of mining equipment, we have been on the waiting list for over a year for delivery of the four new haulage trucks and the reverse circulation drill. The new haulage equipment is expected to make a significant improvement in pit output, which together with the advancement of development at Lamaque should allow us to meet our 2006 production targets of 90,000 ounces of gold at Sigma and 5,000 ounces at Lamaque. The addition of new reverse circulation drilling equipment should ensure that gold recovery and waste dilution are optimized. We are pleased that Stephen Hodgson has joined the Century team as Underground Mine Superintendent and we remain very optimistic in respect of the Lamaque underground project, particularly with the addition of new qualified and experienced key personnel dedicated to Lamaque. Our disciplined approach to containing capital costs on the front end of this project while achieving the project schedule and remediation targets should ensure that we meet our production target this year."

About Century Mining Corporation

The Company forecasts total gold production of 100,000 ounces of gold at a cash cost of US$325 to US$350 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

August 15, 2006

CENTURY MINING PERU TO COMMENCE EXPLORATION ON COLINA DORADA PROPERTY IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces today that Century Mining Peru's Colina Dorada Property, acquired in February of 2006 and located in northern Peru, will be the focus of a systematic exploration program in the third quarter of 2006. The project is located approximately 130 kilometers northeast of the city of Piura in the District of Las Lomas, and is situated in low foothills on the border with Ecuador along the Rio Chirra. The region is very dry and characterized by low scrub brush and cactus and is sparsely populated. Century Peru acquired the concessions directly from the government and there are no royalties or payments to third parties.

The property location and exploration maps can be viewed by clicking on the following link: http://www.ccnmatthews.com/docs/CMM0815.JPG.

The Colina Dorada property is located near Plexmar Resources' Bolsa del Diablo property. Plexmar has reported high values of gold (186.5 g/t), silver (141 g/t), and copper (0.8%) from sampling in veins, stockworks, and significant alteration zones. Dynasty Metals and Mining, working in Ecuador north of the Colina Dorada property, has delineated a previously unexplored Copper-Gold Belt in Ecuador, which trends southwest into the Colina Dorada property. The Copper-Gold Belt is approximately 90 km long and 20 km wide and trends through the Colina Dorada property on strike with the well known Tambo Grande deposits, which are located southwest of Colina Dorada.

The Colina Dorada property shares similar geology with Bolsa del Diablo, consisting of epithermal veins and stockworks in volcanic and minor sedimentary rocks of the Lancones Formation. These rocks have been intruded by plugs and stocks of granodiorite. Younger felsic dikes cut the granodiorites. Numerous itinerant miners – known as "informales" – are working in the Colina Dorada area, with high grade oxidized gold ore being produced and hauled in bags to small local processing mills.

The exploration program will consist of systematic geological mapping, prospecting and sampling over the property position, which covers an area of approximately 6,600 hectares. The program will be completed by staff geologists from Century Peru's Lima office.

Ross Burns, Vice President of Exploration for Century Mining, said, "This is an exciting exploration property that is surrounded on three sides by known deposits or high grade showings. Given the success of Plexmar's exploration program we have decided to focus attention on the Colina Dorada property and commence field work."

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

August 17, 2006

CENTURY MINING REPORTS MINE OPERATING PROFIT IN SECOND QUARTER AND TAKES STEPS TO REDUCE CASH COSTS

BLAINE, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce its financial and operating results for the second quarter ended June 30, 2006.

The Company will host a **conference call** on Friday, August 18, 2006 at 9:00 a.m. Pacific time to discuss results and future developments in Québec and Peru, which will be followed by a question and answer period (see phone-in details below).

Second Quarter Highlights

- Operating profit of $2.9 million from mine revenue of $11.9 million at Sigma mining operations before depreciation and amortization.
- Produced 18,012 ounces of gold at Sigma Mine.
- Recorded a net loss for the quarter of $1.2 million or $0.01 per share. The loss was the result of a one-time hedging loss of $1.6 million.
- Cash flows provided by financing activities of $23.8 million.
- Cash flows used in investing activities of $8.5 million.
- Completed a $25.1 million equity financing in April that provided the Company with working capital of $9.4 million at June 30, 2006 after uses of funds for acquisitions, purchases of mining equipment and buyback of the royalty on gold production at the Sigma Mine.
- Advanced the underground exploration and development program at the Lamaque Mine.
- Purchased the operating royalty on production from the Sigma Mine for 3.0 million shares and $2.0 million in cash.
- Completed the purchase of a 60% controlling interest in the San Juan Gold Mine in Peru.
- Purchased Banco Weise debt of US$14.35 million securing San Juan concessions for US$2.5 million.

Summary of second quarter operating results and recent positive initiatives

The Sigma Mine reported an operating profit of $2.9 million in the second quarter of 2006 following positive mine operating cash flows in each quarter since the mine commenced commercial production on May 25, 2005. The following table presents production data for the four quarters of commercial production at the Sigma Mine.

Period	Realized Gold Price (US$/oz)	Ounces Gold Produced	Cash Cost (C$/oz)	Cash Cost (US$/oz)
Q2-06	588	18,012	465	414
Q1-06	510	18,943	446	386
Q4-05	446	20,104	451	385
Q3-05	438	16,005	554	462

Note: Realized price is based on ounces of gold sold.

The table below summarizes operating results and financial position in the last four quarters:

Canadian dollars	Q2-2006	Q1-2006	Q4-2005	Q3-2005
Results				
Mine revenues	11,878,882	11,151,726	9,922,947	9,993,056
Operating profit from mining operations	2,911,936	2,038,921	295,373	1,118,890
Net loss	1,198,135	1,197,835	4,438,074	2,630,370
Net loss per share	0.01	0.01	0.09	0.06
Financial position				
Cash and cash equivalents	8,481,360	2,883,663	808,896	1,325,850
Total assets	88,166,375	59,163,033	57,106,214	49,210,308
Long-term debt	11,921,972	12,345,222	22,628,347	23,649,684
Shareholders’ equity	55,747,845	24,492,475	11,393,896	13,213,427
Shares issued and outstanding	115,575,759	88,110,789	56,385,179	54,684,037

Revenues continue to benefit from current high gold prices. Cash costs increased in the second quarter as a result of low mining equipment availability. The addition of four new haul trucks in the third quarter will increase the availability and productivity of the mining fleet considerably, facilitating the removal of waste in the open pit to expose new ore faces for mining. The fourth truck is expected to be in operation by the end of August. Reductions in cash costs on a Canadian dollar basis are expected. Furthermore, the mill head grade in the second quarter was 1.66 g/t gold compared to the average proven and probable reserve grade of 1.77 g/t because low grade stockpiled ore was hauled to the mill to keep the mill operating close to capacity. The addition of the new haul trucks should ensure that total tonnage mined increases from less than 20,000 tpd in the first half to 35,000 tpd, allowing the Company to maintain more ore faces open for mining and to control dilution. Furthermore, the recent purchase of a reverse circulation drill will reduce dilution because of better definition of ore blocks.

The net loss of $1.2 million, or $0.01 per share, in the second quarter was a result of a $1.6 million loss on derivative contracts. In 2005, the Company entered into derivative contracts to generate cash flow needed for start-up of the Sigma Mine. These derivative contracts were converted to spot deferred contracts for price protection when they expired. As a result of the price of gold exceeding US$725 an ounce during the second quarter, the counterparty demanded closure of the contracts resulting in a cash payout of $1.6 million. After net changes to non-cash working capital balances the Company reported cash flows used in operating activities of $9.7 million in the second quarter of 2006.

The Company is now in a much stronger financial position than at the end of 2005 after completing a number of initiatives this year. The Company redeemed all the outstanding convertible debentures in the first quarter; completed a $25.1 million equity financing; and purchased the royalty on production at the Sigma-Lamaque Complex. These initiatives had a positive impact on the balance sheet and income statement in the second quarter of this year.

Production estimates revised based on half year results

Based on production at the Sigma Mine in the first half of this year and the delays in the delivery of the haul trucks, the Company has made downward revisions to its production estimates. The revised estimates are shown in the following table:

Production (ounces)	2006	2007	2008
Sigma open pit mine	75,000	85,000	85,000
Lamaque underground mine	5,000	20,000	40,000
San Juan underground mine	5,000	20,000	80,000
Total	**85,000**	**125,000**	**205,000**

The projected cash cost for 2006 is US$385 per ounce of gold. The Company cautions readers that production and cost estimates are forward-looking statements and there can be no assurance that these estimates will be achieved.

Conference call

Management will host a conference call on Friday, August 18 at 9:00 a.m. Pacific time (Noon Eastern time) to discuss second quarter results and future developments at its operations in Québec and Peru. Mining analysts, investors and the media are invited to phone 1-888-603-9218, or 1-630-395-0173 if outside Canada and the U.S.A., followed by the pass code 12567 approximately 5 minutes before the start of the presentation. The presentation will be followed by a question and answer period.

A replay of the conference call can be heard until Friday, August 27 by dialing 1-866-415-3314, or from outside North America 1-203-369-0693.

Margaret Kent, President & CEO commenting on Century's second quarter results and future production estimates said: "We are disappointed with the second quarter results for the Sigma Mine. Although the Sigma Mine generated almost $3 million of operating cash flow in the second quarter the cash costs were higher than in the first quarter. This is a result of the low availability of our large equipment fleet and the delay in delivering the four new trucks to site. The problems with the existing equipment fleet and the lack of an RC drill this year resulted in the Company having to draw from a low-grade stockpile during the second quarter to operate the mill at full capacity.

During the second quarter we took steps to rectify this situation. We raised new equity so that we could make the necessary changes. We purchased a new highly mobile RC drill and four new haul trucks. We are already seeing a significant improvement in tonnage hauled from the pit. The third truck was delivered yesterday. During the last 30 days the tonnage moved has increased by 30%. The last seven days averaged 30,000 tpd while the last three days have averaged 35,000 tpd.

Interestingly, in an analysis of total costs for the half year, including D & A and G & A costs, we note that our total costs of US$490 an ounce are below the average of a number of companies in our peer group at approximately US$550 an ounce. Many of our peers have higher total costs, indicating that our management team is maximizing the value of our Sigma-Lamaque asset. Our philosophy is not to overpay for assets. Although the Sigma Mine is a relatively high cash cost producer, the purchase price of approximately C$27.0 million for the assets was not high. Overpaying for assets just to produce at a low cost is not accretive to shareholders in the long term.

The initiatives we took in the first quarter to reduce debt by expensing all costs related to the convertible debentures have had a positive impact on the balance sheet and income statement in the second quarter of this year. Our exploration and development program at the Lamaque underground mine is on track to return the mine to production in the third quarter of this year.

In Peru, we are developing plans to return the San Juan Mine to its rated production capacity and will be preparing a technical report to qualify the resources to NI 43-101 standards of disclosure. We have also applied for permits to commence exploration drilling programs on the Veta Clara and Santa Clarita properties at San Juan, and on the Colina Dorada property in the north of Peru.

We are taking steps to build Century into a significant mid-tier gold producer with a solid asset base in Québec and outstanding production and exploration opportunities in Peru. Our stronger balance sheet will enable us to finance future growth by acquisitions on more favourable terms than were possible in the last 18 months. We are building a solid base of institutional shareholders who recognize management’s track record to add shareholder value by acquiring assets at a significant discount to typical industry valuation multiples. We believe that Century is well positioned to grow in value as we pursue new opportunities with our team of highly experienced mining and financial professionals”.

About Century Mining Corporation

The Company forecasts total gold production of 85,000 ounces of gold at a cash cost of approximately US$385 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration properties in Peru.

“Margaret M. Kent”

Chairman, President & CEO

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

August 21, 2006

CENTURY MINING OUTLINES FIVE NEW MINERALIZED VEINS IN THE SAN JUAN MINE - SAMPLING RETURNS AN AVERAGE GRADE OF 20 G/T GOLD

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces today that a total of 465 chip samples to test ore blocks within the San Juan Mine in Peru returned an arithmetic average grade of approximately 20 g/t Au. This sampling was completed to assess the available ore blocks in the San Juan Mine for mine planning purposes. A table of the ore blocks sampled is presented below:

Vein	Level-Block	Number of Samples	High g/t Au	Low g/t Au	Average g/t Au
San Juan	150-TJ8870	36	36.6	0.4	6.6
San Juan	660-GAL8780E	27	92.2	0.1	8.7
San Juan	150-SN8915E 150-PQ8930 150-2 SN 8930W 50-1 SN 8930W	40	199.5	0.1	12.2
San Juan	Cero-TJ 7856	25	65.1	1.0	16.8
San Juan	772-TJ 8590	23	161.5	2.3	30.8
San Juan	41-TJ 9272	28	19.0	0.2	3.3
San Juan	660-EAE 8700	29	137.0	0.1	13.7
San Juan	Cero-TJ8471	22	84.4	1.4	33.0
Mercedes	610-7898,8000	28	127.5	3.4	33.2
Mercedes	570-EAE 7815	32	48.0	0.1	4.0
Mercedes	12-EAE 7270	27	40.5	0.1	7.0
Mercedes	7-PQ 7825E	20	302.0	16.4	69.0
Diagonal	3.5-7598, 7543,7680	49	170.5	0.1	28.1
Diagonal	Cero-P3	47	215.0	0.3	15.6
Diagonal	4-7660,7680	32	117.5	10.4	39.8

The grades vary from a tenth of a gram to 302 grams per tonne gold while the average grade of the samples taken on each block varies from 3.3 to 69.0 g/t Au. The variability of the grades within the San Juan, Mercedes and Diagonal veins is typical of gold veins.

The San Juan Mine has historically produced 1.2 million ounces of gold from the San Juan and Mercedes veins, which have been mined over a strike length of one and a half kilometers and a vertical extent of 800 meters. The workings are accessed through interconnected adits in the hill above the river bottom where the mill is located. The veins remain open to depth and on strike and outcrop on the high plateau above the mine in an area called the Pampas zone.

Surface exploration in the Pampas zone has located several new veins adjacent to the northeast side of the San Juan Mine and parallel to the San Juan and Mercedes veins. These veins can be tested by surface drilling and have the potential to be mined over a strike and dip extent similar to that of the San Juan and Mercedes veins.

Recent surface sampling has confirmed that these veins are mineralized as shown in the table below. However, the average grade of the veins tested should not be inferred from these samples due to the small number of samples and the typical large grade variation found in gold bearing veins, as demonstrated by the assays from the San Juan and Mercedes veins.

Vein	Vein and Chip Sample Width	Grade g/t Au
Veta A	1.70 m	1.80
	1.50 m	2.78
Veta B	7.80 m	2.08
Veta C	1.30 m	1.85
Veta D	1.00 m	5.53
Veta E	1.70 m	4.56

The new veins in the Pampas zone represent a previously untested area measuring 200m x 250m and 600m x 150m.

The above channel samples averaged 2 kilograms in weight and were assayed by ALS Chemex in Arequipa, Peru. The samples were taken under the supervision of the Chief Geologist of the San Juan Mine, Hector Lazo Fernandez and Exploration Manager Erika Shepard. The samples were maintained in a secured area until delivered to the laboratory by company truck.

Diamond drilling is planned to test this area in addition to extensions of the San Juan and Mercedes veins as soon as drilling permits have been received. Drilling permits are being applied for and an archeologist is currently on site to fulfill the permit requirements for an archeological survey. The archeological survey will include all of the potential drill targets on the San Juan property. Recent bulldozer work has established drill roads to the area and water is available from the mine for the diamond drills.

The results herein described have been prepared under the guidance of Mr. Ross F. Burns, P.Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President and CEO, said, “We have now commenced exploration programs in Peru on the Golden Champune, Veta Clara and Santa Clarita properties as well as the San Juan Mine. We will have a very exciting fall as we start to produce results from this exploration work.”

“Margaret M. Kent”

Chairman, President & C.E.O.

About Century Mining Corporation

The Company forecasts total gold production of 85,000 ounces of gold at a cash cost of approximately US$385 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration properties in Peru.

For further information, please contact:
Tom Thomsen, Investor Relations Consultant
E-mail: tthomsen@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

September 7, 2006

CENTURY MINING ANTICIPATES RECEIPT OF EXPLORATION PERMIT FOR SAN JUAN MINE WITHIN NEXT TWO WEEKS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that the first application for a "Type B" Exploration Permit for drilling on the San Juan Gold Mine property has been filed with the Peruvian Ministry of Mines. The Company has been advised that it can expect to receive the permit within the next two weeks, at which point drilling will immediately commence on the Pampa target at the San Juan Gold Mine in southern Peru. A drilling contract for both surface and underground drilling has been awarded to MDS Drilling of Lima, Peru. The Phase 1 drill program at Pampa, which will total approximately 4,000 metres, is designed to provide geological information and assays to complete an NI 43-101 Technical Report for the San Juan Mine.

This is the first drill program ever to be conducted on the San Juan Gold Mine property, despite the fact that the mine has been in operation for over 20 years and has produced approximately 1.2 million ounces of gold in that period. Drilling permits for several additional exploration targets on the property, including Veta Clara and Santa Clarita, will also be filed in the very near future. Baseline studies that were required by the Ministry for the Pampa permit may now be used in subsequent applications, which should greatly decrease the time necessary to receive approvals.

About Century Mining Corporation

The Company forecasts total gold production of 85,000 ounces of gold at a cash cost of approximately US$385 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652

Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

September 20, 2006

CENTURY MINING COMMISSIONS FOURTH HAUL TRUCK IN SIGMA PIT

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that the Company has taken delivery of the fourth, and last, new Komatsu HD785-5LC 100-ton haul truck. The truck is currently being commissioned in the Sigma pit. The addition of the fourth truck will increase the availability of the mine fleet significantly and facilitates the removal of in excess of 35,000 tonnes per day of waste on a consistent daily basis. In September to date the fleet has moved 606,624 tonnes of waste, a daily average of 34,664 tonnes.

The priority in the Sigma pit is to remove waste in an expeditious manner to expose new ore faces well ahead of mining, and in conjunction with the new reverse circulation drill to advance the development and implementation of the long-term mine plan at the life-of-mine strip ratio of approximately 4.5 to 1.

About Century Mining Corporation

The Company forecasts total gold production of 85,000 ounces of gold at a cash cost of approximately US$385 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration properties in Peru.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230

Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

September 27, 2006

CENTURY MINING PROVIDES EXPLORATION OVERVIEW

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to provide an update on its exploration properties and activities.

LOCATION AND EXPLORATION MAPS TO ACCOMPANY THIS NEWS RELEASE CAN BE SEEN BY CLICKING ON THE FOLLOWING LINK: http://www.ccnmatthews.com/docs/cmm0925.pdf

Century Mining is pleased to present a summary of its exploration projects and plans for the next six-month period from September 2006 to March 2007. Century Mining has exploration projects in Canada, Peru and the United States. In Peru the Company owns the San Juan mine in Arequipa Province of southern Peru, which has at least six excellent exploration targets on its 250 km^2 property, and the Colina Dorada property located in the province of Piura in northern Peru. Its Canadian projects are located in Val d'Or, Québec adjacent to its Sigma and Lamaque mines and in British Columbia near Hope, BC and in Yellowknife, NT. The Company's Alaskan properties are located near Juneau, Alaska on the Juneau Gold Belt and include the Treadwell mine, which was the largest gold mine in the world at the turn of the 20th century.

Peru

San Juan Exploration

The San Juan property is 250 km^2 in size and is a complete mining district that covers an up-thrown block which forms a window to the basement Jurassic to Cretaceous Yura Group meta-sediments. This block forms a window through the thick overlying Miocene-Pliocene Senecca Volcanics. The Yura Group contains intrusions of the Bella Union Complex and Coastal Batholith, both of which are intruded by younger granodiorite stocks. The Bella Union complex and the granodiorite stocks have been extensively fractured and mineralized with gold-bearing veins and stockworks.

San Juan Mine Proper

- San Juan mine, which is currently in operation, has historically produced 1.2 million ounces of gold to date from the San Juan and Mercedes veins and has never had a drill hole in the property. These veins have excellent potential to expand both along strike and down dip. Thirty-five additional veins that parallel and are diagonal to the Mercedes and San Juan veins are also well mineralized as shown by recent sampling and have similar potential to host significant gold resources.
- At this writing new access roads have been constructed and drilling, upon receipt of the drilling permit expected within the next week, will begin from the surface to test these new veins and extensions of the Mercedes and San Juan veins.
- In addition, underground sampling and development work have begun which will help establish additional resources on the San Juan and Mercedes veins. The contract for the drilling has been signed, and the drill rig is being mobilized to the site.
- A budget of US$300,000 has been set to complete diamond drilling, assaying and other sample work. This work will provide the basis for the preparation of an NI 43-101 technical report, which is expected in the next few months. Chlumsky, Armbrust and Meyer, LLC of Lakewood, CO have been retained to review the work after completion

Golden Champune

- The Golden Champune consists of an extensive stockwork in Coastal Batholith granodiorite covering several square kilometers.
- The stockwork is comprised of sheared alteration rims with pervasive sericite, iron oxides and thin quartz veinlets surrounding brecciated granodiorite fragments.
- Historic sampling returned values of up to 3.1 g/t Au.
- Century's sample program, which used 542, 2m x 2m rock chip panel samples of the stockwork weighing 3 to 4 kilograms, was aimed at testing the potential for a bulk tonnage gold deposit. The program returned a maximum gold value of 0.68 g/t Au which indicates that the stockwork does not host a low-grade, bulk tonnage target.
- The Golden Champune will be re-evaluated as a potential vein system target using a focused sampling method and at least two core holes to sample the system to a depth of up to 1,000 meters. A budget of US$80,000 has been set for this exploration.

Veta Clara

- The Veta Clara target is a vein swarm and alteration system located in the southern portion of the property with a known strike length of over 3 kilometers.
- A small portion of the Veta Clara is currently being mined under an agreement with independent miners who are working the surface portion of one vein and transporting the ore the 4 kilometers to the San Juan mill.
- A 30 meter adit has been established on the vein.
- Century intends to complete further sampling and will drill up to 4,000 meters on the target beginning late in 2006 with the intention of proving up additional vein reserves to feed the San Juan mill.

- Sampling by Century to test the veins and alteration zone for the presence of a large, low grade deposit returned good grades on the veins but failed to show significant gold grades in the surrounding alteration. A total of 875 samples were taken which returned the grades given in the following table:

Number of Samples	Grade Gm/tonne Au
10	5.00 plus
11	3.00 to 5.00
22	1.00 to 3.00
146	0.50 to 1.00
686	trace

- A budget of US$300,000 has been set for further testing of this vein system that will include diamond drilling, sampling and assaying and some road building. This work will begin within the next month.

Santa Clarita

- The Santa Clarita showing is approximately one kilometer square and is hosted by andesites within a diorite intrusive of the Bella Union Complex.
- A total of 206 samples taken by Peru Universidad de Ingenieria in1989 returned gold values up to 4 g/t Au in several clusters. A ground IP survey was also conducted but was inconclusive due to poor ground contact at the poles.
- Minera IRL S.A. mapped and sampled the area in 2006 and obtained moderately anomalous values in molybdenum (maximum-1,601 ppm), copper (maximum-343 ppm), and gold (maximum-480 ppm). The property is 4 kilometers from San Juan mine with road access.
- Further sampling and drilling are proposed in 2006-2007 to determine if the character of the mineralization and a budget of US$300,000 has been allocated for this work. This program is expected to commence early in 2007.

Erika

- The Erika target consists of feldspar porphyry that has intruded quartzose siltstones of the Yura Group.
- Erika showing is located in the southeast corner of the San Juan property about 6 kilometers from the San Juan mine. The property abuts Teck-Cominco claims to the south and east, which cover a copper porphyry discovery in similar rocks south-east of the Erika.
- The Erika showing contains copper values in the siltstones that surround the intrusive but insufficient work has been done to date to provide adequate geochemical coverage of the target area.
- For 2006-2007 the Company will complete a geochemical and mapping survey over the entire two square kilometer area of the showing to more clearly understand the geology and mineralization. A budget of US$30,000 has been allocated for this work.

San Juan Regional

- Century intends to carry out a regional prospecting, sampling and mapping program over the 250 km^2 San Juan property as there are other known showings on the property that have not been well documented. These showings are thought to be vein style gold mineralization and they include the Lily La Huaca area and the Northern Vein. There is no information on the Lily La Huaca or the Northern Vein but the Northern Vein is currently being mined by informal miners. The Northern Vein extends for 3 kilometers on Century property; however, this has not yet been documented by Century. A regional geologic program to document and sample these areas is contemplated for 2007.

Colina Dorada

Century Mining Peru's Colina Dorada Property, located in northern Peru, will be the focus of a systematic exploration program in the fourth quarter of 2006. The project covers a 60 km^2 area located approximately 130 kilometers northeast of the city of Piura in the District of Las Lomas, and is situated in low foothills on the border with Ecuador along the Rio Chirra. The region is very dry and characterized by low scrub brush and cactus and is sparsely populated.

The Colina Dorada property is located near Plexmar Resources' Bolsa del Diablo property. Plexmar has reported high values of gold (186.5 g/t), silver (141 g/t), and copper (0.8%) from sampling in veins, stockworks, and significant alteration zones. Numerous itinerant miners — known as "informales" — are working on Colina Dorada, with oxidized gold ore being produced and hauled in bags to small processing mills.

Dynasty Metals and Mining, working in Ecuador north of the Colina Dorada property, has delineated a previously unexplored Copper-Gold Belt in Ecuador, which trends south west into the Colina Dorada property. The Copper-Gold Belt is approximately 90 km long and 20 km wide and trends through the Colina Dorada property on strike with the well known Tambo Grande deposits, which are located south west of Colina Dorada.

The Colina Dorada property shares similar geology with Bolsa del Diablo, consisting of epithermal veins and stockworks in volcanic and minor sedimentary rocks of the Lancones Formation. These rocks have been intruded by plugs and stocks of granodiorite. Younger felsic dikes cut the granodiorites.

The program will consist of systematic geological mapping, prospecting and sampling over the property position, which covers an area of approximately 6.6 km^2. A budget of $50,000 has been set for this program which will be completed by staff geologists from Century Peru's Lima office.

Canada

Sigma-Lamaque, Bourlamaque Township, Québec

Century's prime area for exploration in Canada is the Sigma-Lamaque mine and the claims which abut the mine on the east side. The Sigma and Lamaque mines both operated from underground for most of the last century producing a total of approximately 9.4 million ounces of gold to date. These underground mines were closed as a result of the low price of gold in the 1990s and an open pit, which is in operation today, was developed by Century Mining on the crown pillar of the Sigma mine.

Century has commenced exploration and mining on the underground workings of the Sigma and Lamaque mines and will use the Lamaque mine openings to access the workings. All of the production will be milled at the Sigma mill which has the capacity to process both the open pit and underground ore. The Sigma-Lamaque underground has NI 43-101 compliant resources as follows: Measured 772,000 tonnes at a grade of 5.4 g/t Au, Indicated 3,151,000 tonnes at a grade of 4.91 g/t Au for a total contained 630,000 ounces of gold in Measured and Indicated. In addition a further 10,101,000 tonnes is carried in the inferred category at a grade of 5.21 g/t Au containing 1.7 million ounces of gold. (Ref. CAM report, Sigma Lamaque Complex, November 29, 2005 which is available on www.sedar.com).

Century has commenced the sampling and rehabilitation work necessary to prepare for underground production. The water level in the mine has been established to be at the 1,500 level and the underground mine infrastructure has been determined to be in good condition. The underground workings are currently being accessed through a decline and initial production will be achieved using this decline. In the future it is planned to use one of the Lamaque shafts as the main conduit for ore, when full production is established. A low operating cost vertical conveyor system is being considered to allow ore to be easily moved to the surface for transport to the nearby Sigma mill. A total of 9 resource blocks, shown in the diagrammatic crossection of the Sigma-Lamaque underground (see link), have been targeted for future exploration from underground. A total of C$800,000 will be spent on the Lamaque exploration program in 2006.

In addition to the underground program, the West Plug deposit is situated on the Lamaque property and was the subject of Century's 2005 exploration drill program. Reserves and resources are currently being calculated on this deposit and will be included in Century's reserve statement at year-end.

Bourlamaque Township Exploration Properties

Century has a total of 8.4 km^2 of exploration properties in Bourlamaque Township which are either contiguous with or in close proximity to the east side of the Sigma-Lamaque mine property. These claims cover the eastern extension of the mine mineralized zone which has a strong east-west orientation parallel to the Larder Lake-Cadillac break.

The strong east-west structures, diorite plugs and dykes, which localize the mineralization at Sigma-Lamaque, continue onto these claims and host known mineralization similar to that on the Sigma property. Evidence of this is given by exploration drilling on the property which has produced intersections of similar width and grade to that mined at the Sigma mine. The historic intersections grading greater than 3 g/t gold are given in the tables below. The true width of the intersections is not known.

Central Diorite

Historic Intersections >3 g/tonne Au

Hole ID	Intersection (m)	Value (g/t Au)
NB-83-21	0.70	42.10
NB-83-46	0.7	14.10
NB-83-46	0.6	18.10
NB-83-46	0.9	3.00
NB-83-46	0.6	50.70
NB-83-46	1.2	8.65
NB-83-47	0.6	8.7
U-83-19	0.5	54.50
U-83-19	0.80	13.40
U-83-27	0.50	19.00
U-83-28	0.50	17.30
U-83-57	1.00	10.80
U-83-60	0.50	5.00
C-9	0.33	4.46
1369134	0.80	4.30

Southern Diorite
Historic Intersections > 3g/tonne Au

Hole ID	Intersection (m)	Value (g/t Au)
2	0.25	29.15
80	0.43	12.41
82	0.61	3.87
82	0.30	238.32
82	0.46	14.40
92	0.61	3.89
92	0.61	9.09
92	0.61	7.48
92	1.22	4.04
92	0.30	5.52
94	0.40	7.92
94	0.3	7.82
96	0.3	3.43
96	1.68	108.25
103	3.05	10.66
UB-79-02	0.52	23.87
UB-79-02	0.11	63.43
UB-79-02	0.16	4.11
UB-79-02	0.61	3.09
UB-79-02	0.61	25.37
UB-87-01	2.44	11.98

Lac Langlade
Historic Intersections > 3g/tonne Au

Hole ID	Intersection (m)	Value (g/t Au)
6	1.21	21.25
7	0.39	38.06
7	0.64	19.20
UM-88-03	1.00	10.97
UM-91-02	1.08	5.08

Auric West
Historic Intersections > 3g/tonne Au

Hole ID	Intersection (m)	Value (g/t Au)
U-83-55	1.6	9.30
U-83-74	1.50	9.50
U-83-74	0.50	5.20
U-84-78	0.60	55.80
U-84-78	0.50	22.80
85-90	0.34	15.10

The Aumaque mine is located slightly east of the Lamaque portion of the Sigma-Lamaque property and contains a fractured and mineralized diorite plug similar to that of the Main Plug on the Lamaque property. It was discovered in 1934 by the Herbin Lake Gold Syndicate and in the period from 1944 to 1949 Aumaque Gold Mines completed underground development to the 625 level and drifts on five levels in addition to 11,585 m of surface drilling and 5730 m of underground drilling. The mineralization was found to be consistent in style to that found in the Sigma-Lamaque Complex and a historic resource was calculated. In the period from 1987-1988, Alotta Resources Ltd. dewatered and sampled the mine and completed a total of 7,941 m of surface and underground drilling and estimated a resource.

Louvicourt Township, Québec

Century has the Sigma II property comprising 4.2 km^2 in Louvicourt Township south of Aur Resources' Louvicourt mine. This Sigma II mine was mined by open pit methods in the recent past and the ore transported to the Sigma mill. The mineralization continues to depth and will be re-evaluated in light of the current gold price. Further drilling is needed to complete this evaluation but has not been planned for 2006.

British Columbia Property

Century Mining Corporation owns 70% of the Carolin Mine Property, which contains 126 claims covering the old Carolin Mine and 19 other gold showings. It is located in British Columbia six miles east of Hope. Century has the option to buy the remaining 30% of the property for $6,667.00 each 1% percent interest purchased. Century plans to option, joint venture or place the property in a separate company where exploration can be conducted using flow through financing.

The Property is in the Coquihalla Gold Belt and straddles the north trending Hozameen fault. The gold showings on the property occur in conglomerates and volcanic rocks of the Ladner Group on the east side of the fault. The Carolin Mine has a historical inferred mineral resource, produced by Athabaska Gold Resources in May of 1996, of 1.5 million tons at a grade of 0.129 ounces of gold per ton plus 590,000 tons of tailings with a grade of 0.054 ounces of gold per ton. (These historic mineral resource calculations are not NI 43-101 compliant and should not be relied on as they have not been reviewed by a qualified person. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The company is not treating the historical estimate as current mineral resources or mineral reserves as defined in NI 43-101. No more recent estimates or data are available to the Company. The Company believes the resource estimates are relevant as it documents that there may be an important gold content in the mine and tailings pond). A study of the quantity and grade of the tailings was conducted by Ash Consultants in 1995 and a metallurgical program was conducted by Melis Engineering and reviewed by Rescan Environmental Services Ltd., which confirmed that reprocessing of the tailings could produce a gold-bearing concentrate.

Exploration carried out by Athabaska Gold Resources in the late 1990s extended the 875 level to the north. Drilling at the north end of the 875 level intersected two new zones grading 0.33 opt Au over 29 feet and 0.15 opt Au over 49 feet.

A four kilometer gold in soil anomaly is present on the Carolin Property with the Carolin mine entrance located at one end and the McMaster gold showing at the other. It is believed that high angle faults have moved the gold bearing stratigraphy upwards as it trends northwards towards the McMaster area. The McMaster area is a potential open pit target.

The potential of the Carolin area also includes the native gold potential of the talcose shears which mark the Hozameen fault. Similar talcose shears are found in the major fault zone that localizes the California Motherlode deposits where high grade native gold has been produced.

North Belt Leases, Northwest Territories

The Northbelt leases cover the Yellowknife Gold Belt for 15 kilometers in a northerly direction from the north end of the Con and Giant mine properties, which produced over 8 million ounces of gold. The property contains the Crestaurum gold deposit, a large number of gold showings and a zinc showing. Century plans to explore this property in a separate company utilizing flow through funding to finance the exploration.

The Juneau Gold Belt, Alaska

The Juneau Gold Belt was a one of the world's largest gold producers at the turn of the 20th century with both the Treadwell and AJ (Alaska Juneau) mines in production. A total of 6 million ounces of gold were produced from these mines with 3.2 million ounces being produced from the Treadwell mine to a depth of 1,700 feet.

The Treadwell Mine is Century's anchor project on the Juneau Gold Belt. In the early 1990s Echo Bay Mines drilled a long hole across Gastineau Channel to test the continuity of the mineralization to depth. At an elevation of 3,000 feet, which is 1,300' below the Treadwell workings, the hole intersected 187' of 0.101 opt Au, containing a section of 44' of 0.22 opt Au. This extremely wide intersection was typical of the width and grade originally mined from the Treadwell during the mine life.

Century's other properties in the Juneau Gold Belt include:

Alaska Empire Mine

- Small historical producer that produced 19,451 ounces of gold prior to World War Two from the Williams Vein.
- Echo Bay Mines explored the property in the 1980s completing 5,000' of drilling.
- The best drill hole intercept returned 13' of 1.25 opt Au.
- Exploration to include ground geophysics and follow-up drilling.

Yakima Property

- The Yakima property is located 450m west of and parallel to the Treadwell mine. The properties are thought to be related due to their close proximity and similar geology to each other. Both properties contain long low grade gold intersections.
- Gold and base metal mineralization has been cut in 3 drill holes designed to test gold and base metal soil anomalies.
- DDH-1: 75' of 0.2% Cu; 7.5' of 0.027 opt Au.
- DDH-2: 166.5' at 0.03 opt Au, including 26' at 0.14 opt Au and 8' at 0.3 opt Au hosted by quartz diorite similar to the Treadwell diorite.
- DDH-3: 219' at 0.25% Zn, including 50' @0.5% Zn, 15' of 0.022 opt Au and 36' of 0.017 opt Au.
- Geophysical/geochemical surveys & drilling are planned.

Eagle River Mine

- Past producer of 22,500 ounces of Au between 1904 and 1912.
- The " Flume" Tunnel encountered an ore shoot measuring 300 foot long, 36 foot wide stringer zone assaying 0.18 opt Au, which contained a 4.5 foot zone assaying 0.59 opt Au on the hanging wall.
- Exploration to include rehabilitation and sampling of the "Flume" adit and an underground drill program.

Sweetheart Property

- Cu, Zn, Ag, & Au mineralization extends over 12,600' strike length.
- Tested by 16 shallow diamond drill holes which returned Cu to 1.4%, Zn to 3.2%, Ag to 1.3 opt, and Au to 0.27 opt. (see details in Technical Report, October 2004 available on www.sedar.com).
- Geophysical surveys are planned to further explore the property.

Patton Property

- Under-explored, high-grade Au veins in phyllites.
- Four small adits on property. Vein in 3 adits averages 1.3’ wide over 100’.
- Sampling by United States Geologic Survey returned 2.2 and 1.9 opt Au over 0.7 feet and 0.7 feet’ respectively.
- Geological mapping, soil sampling, & geophysical surveys are planned.

Peterson Property

- Historical prospecting identified gold mineralization within an arsenic soil anomaly which covers most of the property.
- Stream sediment sampling returned significant Au values in pan concentrates.
- Exploration work to include sampling, mapping and identifying drill targets.

Dream Property

- Placer Dome discovered a high grade breccia pipe in an area of stratabound polymetallic mineralization.
- Selected grab samples returned grades up to 0.4 opt Au.
- Exploration to include sampling & mapping to identify drill targets.

Bessie Property

- Under-explored, high-grade Au veins in phyllites.
- Four old adits on Bessie vein at north end of property; four adits and shaft on the Alaska Washington vein at southern end of property.
  300 oz. Au produced. Vein in adit #2 exposes a section 50’ long by 18” wide that averages 0.431 opt Au.
- Geological mapping, soil sampling, & geophysical surveys are planned.

Century plans to option, joint venture or place the Alaska properties in another company to finance the exploration.

Summary

The Company has 25 exploration projects and properties. The majority of the Company’s exploration focus will be at Sigma-Lamaque in Québec and in Peru. Margaret Kent stated: “To build a major mining company our company needs a strong land position with a number of development targets. Several of the properties that Century owns would, on their own, be a flagship property for an exploration company trading with tens of millions of dollars of market capitalization. This is the case with our Colina Dorada Property.

Century has a strong portfolio of exploration properties that we are actively advancing. Our ability to generate development targets, replace reserves and find the next major deposit are greatly enhanced. The Company is well positioned for growth and will continue to be focused in Peru and Québec”.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager, Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (360) 332-4653 or (877) 284-6535
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

October 5, 2006

CENTURY MINING PROVIDES UPDATE ON DRILLING PROGRAM IN PERU AND PROGRESS AT SIGMA MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to provide an update on its exploration program in Peru and on production in the Sigma pit.

Exploration in Peru

The Company's exploration team in Peru is mobilizing surface and underground drills at the San Juan (Pampas) and San Juan (interior) sites. The Company has completed access roads, drill platforms and other ancillary work to expedite the exploration program on receipt of the Class B exploration permit from the Ministry of Mines. The Company has secured drill equipment and contracted major vendors for support of the program.

Century is still awaiting receipt of the Class B permit for drilling at San Juan. The delay in issuing the permit is due to the large number of permit applications that the government is reviewing because of the high level of exploration activity in Peru. Century is also finalizing the application of the other exploration permits for the San Juan exploration block. The Company continues to recruit senior and project level staff in Peru to properly conduct the exploration program so that a technical report can be produced to NI 43-101 standards of compliance.

A widely spaced reconnaissance sampling program has commenced on the Santa Clarita porphyry Cu-Au target and age date samples have been collected on the Erika porphyry property to investigate its relationship to the Paleocene porphyry belt of southern Peru.

The San Juan Mine has taken delivery of new mining equipment including a larger compressor to facilitate mining in the Mercedes vein.

Progress in Sigma pit

The Sigma Mine in Québec has reached several milestones in terms of daily production and sustained total production in September. Over 1.0 million tonnes of total material (ore and waste) were moved from the Sigma pit in September, an increase of 15% from August. The fourth and final 100-ton haul truck was delivered in the last week of September. Over 40,000 tonnes per day of total material have been removed from the pit during the last two weeks.

Margaret Kent, President and CEO commented, "We share shareholders' frustrations over the continued delays while we wait for the exploration permit to be issued before we can start our exploration program at the San Juan Mine. Our staff in Peru are working diligently with the Ministry of Mines to expedite the approval process.

We also experienced delays at Sigma in receiving the four new haul trucks. The first truck was not delivered until mid-July. The amount of total material we have moved from the pit on a monthly basis has increased by 65% from June till the end of September. We are pleased with the significant improvement in operations at the Sigma pit. The new haul trucks and the new RC drill will facilitate the implementation of our long-term mine plan and achievement of production targets over the life of the mine."

About Century Mining Corporation

The Company forecasts total gold production of 85,000 ounces of gold at a cash cost of approximately US$385 an ounce from its Sigma, Lamaque and San Juan mines in 2006. The Company owns the dormant Carolin gold mine in southwestern British Columbia; nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska; and production and 23,000 ha of exploration properties in Peru.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



MINING CORPORATION
441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

October 16, 2006

CENTURY MINING SIGNS AGREEMENT TO ACQUIRE A 38% INTEREST IN PERUVIAN MINING COMPANY COMPAÑÍA MINERA PODEROSA S.A.

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that it has entered into an agreement with a group of private shareholders to acquire a 38% interest in the publicly-listed Peruvian mining company, Compañía Minera Poderosa S.A. (CMPSA).

The acquisition is subject to completion of due diligence by the Company, which will be completed within two weeks, finalization of all documentation, and regulatory approvals. The transaction is expected to close within 30 days.

The purchase price of the common shares of CMPSA is US$1.15 per share. In exchange for purchasing its 38% interest in CMPSA, Century will issue to the group of private shareholders US$45.7 million of Convertible Debentures with a 12-month maturity and 5% interest rate payable quarterly. Up to 40% of the value of the convertible debentures may be converted into common shares of Century Mining Corporation at C$0.90 per share at the option of the debenture holders for a period of nine months. On closing, Century will pay cash for the face value of the related shareholder debt amounting to US$5.6 million. Because of the percentage of the CMPSA shares that Century is acquiring, the Company is required to comply with the Offer of Public Acquisitions (OPA) requirements and make an offer for the balance of the shares of CMPSA.

The Company will equity account its interest in CMPSA. The Company will recognize approximately 38,000 ounces of Poderosa's annual gold production at a mine site cash cost of approximately US$205 per ounce.

CMPSA owns and operates the Poderosa gold mine located in the Pataz province of northern Peru, 475 kilometres by air north of Lima. The mining property consists of 70,000 hectares located mostly in the Pataz batholith, a highly prospective geological region that hosts a number of producing long-life mines. Over 400,000 ounces of gold are produced annually from the Pataz batholith.

Since 1982, the Poderosa mine has produced approximately 1.4 million ounces of gold from 3.3 million tonnes of ore at an historical average grade of approximately 14.0 g/t. In 2005, Poderosa produced a total of 97,907 ounces of gold from 181,735 tonnes of ore at a head grade of 17.91 g/t and recovery of 94.0% at a mine site cash cost of US$217 per ounce. Gold production for 2006 is estimated at approximately 100,000 ounces. The company has approximately 750 employees. (Reference: CMPSA 2005 Annual Report).

CMPSA extracts high-grade ore from a series of underground mines that use both mechanized and conventional mining methods, including longwall and cut and fill. Each mine exploits several different high-grade, narrow quartz-sulphide veins that typically are 1.0 to 1.5 metres thick, dip at 20 to 45 degrees and measure several hundred metres along strike and down-dip. Total ore processing capacity in two mills is 800 tonnes per day and includes cyanide leaching and Merrill Crowe processing.

Margaret Kent, President and CEO commented, "Our acquisition of a 38% interest in CMPSA, an established and well regarded mining company in Peru, allows us to consolidate and grow our position in Peru following our acquisition of 60% controlling interest in San Juan Gold Mines S.A.A. in May of this year. The high-grade, low cost Poderosa mine provides immediate growth for our Company and will significantly reduce the Company's total cash cost of gold production. The Poderosa Mine is located in an area with excellent potential for future development. We look forward to working with Poderosa's management team as they delineate additional mineral reserves and resources and continue exploration on this excellent land position."

About Century Mining Corporation

Pursuant to its acquisition of a 38% interest in CMPSA the Company has revised its consolidated production and mine site cash cost estimates from the Sigma, Lamaque, San Juan and Poderosa mines to the following:

Year	Production Oz/year gold	Cash cost US$/oz gold
2006	88,100	385
2007	163,000	331
2008	243,000	319

The Company also owns the dormant Carolin gold mine in southwestern British Columbia and nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

October 19, 2006

CENTURY MINING TO HOST CONFERENCE CALL TO DISCUSS GROWTH STRATEGY IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to provide an update on its activities in Peru and will host a conference call on Friday, October 20 to discuss the Company's acquisition and growth strategy.

Conference call

Margaret Kent, President & CEO will host a conference call from Peru on Friday, October 20, 2006 at 10:00 a.m. Eastern time (7:00 a.m. Pacific time) to discuss the Company's current activities in Peru and Canada as they relate to the long-term growth strategy. Mining analysts, investors and the media are invited to phone 1-800-857-8786, or 1-610-794-9509 if outside Canada and the U.S.A., followed by the pass code 12567 approximately 5 minutes before the start of the presentation. The presentation will be followed by a question and answer period.

A replay of the conference call can be heard until Friday, October 27 by dialing 1-800-288-9658, or from outside North America 1-203-369-3658.

Receipt of drilling permit for San Juan Mine expected next week

The Company expects to receive the drilling permit for its exploration program at the San Juan Mine early next week. This will be the first drill permit ever received for the property, and the subsequent drilling program will also be the first ever carried out on this 20,000 hectare block. Drilling from surface will begin immediately to test extensions to the Mercedes and San Juan veins, which are the only veins that have been mined to date, as well as 33 additional veins that parallel and are diagonal to the Mercedes and San Juan veins. The initial drilling will consist of approximately twenty holes. All veins are well mineralized as shown by recent sampling and have potential to host significant gold resources. The drill program will provide the basis for the preparation of an NI 43-101 technical report.

Subsequent to receiving the drilling permit for the San Juan Mine, the Company will apply for a combined drilling permit to explore the Veta Clara and Santa Clarita areas on the San Juan property. Regarding multiple permit applications, the Ministry of Mines of Peru will only review one application at a time, and will not accept new applications until permits have been issued for prior applications.

Growth strategy in Peru

Recognizing the potential of gold mining and exploration in Peru, Century incorporated Century Mining (Peru) S.A. and opened an office in Lima in February of this year, subsequent to which the Company has acquired the following assets:

- A 60% controlling interest in the operating San Juan Mine.
- An operating lease on the San Juan Mine whereby Century will receive 100% of the gold from the mine subject to returning a 10% NPI to San Juan.
- Four additional exploration projects and 20,000 hectares of land that surround the San Juan Mine.
- An agreement to acquire a 38% interest in Compañía Minera Poderosa S.A. (CMPSA), which operates the Poderosa mine.
- The Colina Dorada exploration property.

The Company's growth strategy in Peru on these properties is outlined below:

Rehabilitation of San Juan Mine

Historically, the San Juan Mine has produced over 1.2 million ounces of gold from 2 of 35 veins on the property. However, during the last few years when the mine was privately owned, little capital was spent on the assets, either in sustaining maintenance capital or to expand production and mineral resources. As a result, the mine has only operated at an annual production rate of approximately of 6,000 to 12,000 ounces from one mill processing less than 100 tonnes per day compared to its rated capacity of approximately 80,000 ounces per annum when all five mills and the processing plant are operating at a total throughput rate of 700 tonnes per day. The Company is currently in the process of increasing mill tonnage, which is now averaging about 120 tonnes per day. Concurrently, the Company is evaluating total projected costs to rehabilitate and mechanize the mine and processing plant to their rated capacity.

Acquisition of 38% interest in CMPSA

The Poderosa Mine has produced approximately 1.4 million ounces of gold since start-up in 1982. The mine currently has a production capacity of approximately 100,000 ounces per year at a cash cost of under US$220 per ounce. The mine has established management and technical teams that operate an efficient mine and processing plant.

Century's acquisition of a 38% interest in CMPSA is the first step in the Company's expansion into the prolific Pataz belt, which produces over 400,000 ounces of gold per year. Poderosa's concessions cover approximately 50% of the Pataz batholith. This acquisition will also allow Century to evaluate the Pataz belt, further exploration potential, and the day to day operations of Poderosa, while providing an opportunity for further possible investment. Century plans to work with Poderosa's management team as they continue to explore this highly prospective land position.

Exploration at Colina Dorada

The Company will carry out a systematic exploration program at its Colina Dorada property in northern Peru during the current quarter. This project is located next to the Plexmar Bolsa del Diablo property in Northern Peru. The Company has set an initial budget of $50,000 for geological mapping, prospecting and sampling over the 6.6 km^2 property position, which will be carried out by the Company's Peruvian staff geologists.

The results of this preliminary program will determine the scope of continuing exploration programs in this highly prospective area.

Exploration on other San Juan properties

Century Mining Peru has assembled a team of Peruvian geologists, comprising two senior geologists and four junior geologists, who will carry out the exploration programs on the Company's properties. The programs on these properties are summarized below:

Golden Champune

The Golden Champune property will be re-evaluated as a potential vein system target using a focused sampling method and at least two core holes to sample the system to a depth of up to 1,000 meters. A budget of US$80,000 has been set for this exploration.

Veta Clara

Century intends to complete further sampling and will drill up to 4,000 meters on the target beginning late in 2006 with the intention of proving up additional vein reserves to feed the San Juan mill.

A budget of US$300,000 has been set for further testing of this vein system that will include diamond drilling, sampling and assaying and some road building. This work will begin within the next month.

Santa Clarita

Further sampling and drilling are proposed in 2006-2007 to determine the character of the mineralization and a budget of US$300,000 has been allocated for this work. This program is expected to commence early in 2007.

Erika

For 2006-2007 the Company will complete a geochemical and mapping survey over the entire two square kilometer area of the showing to more clearly understand the geology and mineralization. A budget of US$30,000 has been allocated for this work.

San Juan Regional

A regional geologic program to document and sample these areas is contemplated for 2007.

Opening of Lima, Peru office

To facilitate Century's expanding operations and exploration programs in Peru, the Company has leased 3,000 square feet of office space in San Isedro, located in central Lima. The new office is staffed with experienced geologists, engineers and a corporate lawyer. The new subsidiary, Century Mining Peru, has quickly become an active part of the Peruvian mining community, receiving daily property submissions from local and outside parties. The office is supplemented and visited frequently by senior management from Century's head office in Washington.

Margaret Kent, President and CEO commented, "Our acquisitions in Peru will allow us to achieve lower gold production costs than the Sigma-Lamaque Complex in Québec. Century's corporate goal is to build another major South American Mining company, such as Compañía de Minas Buenaventura. I am pleased to announce that in a relatively short period of time we have succeeded in adding a significant amount of ounces to our resource portfolio in Peru. The Company now has exposure to the 70,000 hectare Pataz block, in addition to 20,000 hectares in San Juan, which are some of the best gold exploration concessions in Peru. Furthermore, the vein system in San Juan contains a significant porphyry copper target."

Ms. Kent continued, "At Sigma-Lamaque we continue to make progress in returning the Lamaque underground mine to production. At the same time, we are making significant progress in removing the backlog of waste in the Sigma pit. Access to higher-grade underground ore at Lamaque and returning the Sigma pit operations to the life-of-mine strip ratio should enable us to continue to lower cash costs and increase cash flow at these mines. The Sigma-Lamaque Complex provides the base of our operations in Canada where we will carry out exploration and development programs on our properties within economic trucking distance of the Sigma mill."

About Century Mining Corporation

Pursuant to its acquisition of a 38% interest in CMPSA the Company has revised its consolidated production and mine site cash cost estimates from the Sigma, Lamaque, San Juan and Poderosa mines to the following:

Year	Production Oz/year gold	Cash cost US$/oz gold
2006	88,100	385
2007	163,000	331
2008	243,000	319

The Company also owns the dormant Carolin gold mine in southwestern British Columbia and nine precious metals exploration properties located on the historic Juneau Gold Belt in Alaska.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

October 31, 2006

CENTURY MINING RECEIVES FIRST DRILLING PERMIT FOR SAN JUAN MINE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that it has received a Class B drilling permit for the Company's exploration program at the San Juan Mine in Peru.

This is the first drill permit ever issued for the San Juan property that has historically produced over 1.2 million ounces of gold. This drilling program will also be the first ever conducted on this 20,000 hectare concession block. The Company is mobilizing its exploration management team in Blaine to Peru this week to commence this program. Drilling from underground and surface will begin to test extensions to the Mercedes and San Juan veins, which are the only veins that have been mined to date, as well as 33 additional veins that parallel and are diagonal to the Mercedes and San Juan veins. The initial 4,880-metre surface drilling program will consist of 29 diamond drill core holes. All veins are well mineralized as shown by recent sampling and have potential to host significant gold resources. The drilling program will provide the basis for the preparation of an NI 43-101 technical report.

The Company has commenced the application process for an additional drilling permit to explore the Alpacai area on the San Juan property. This area is immediately across from the Quebrada Chorunga where surface exploration has identified numerous veins. Regarding multiple permit applications, the Ministry of Mines of Peru will only review one application at a time, and will not accept new applications until permits have been issued for prior applications.

Also at San Juan, as previously announced, a widely spaced reconnaissance sampling program has been completed on the Santa Clarita porphyry Cu-Au target. Age-date samples have been collected on the Erika porphyry property to investigate its relationship to the Paleocene porphyry belt of southern Peru.

The Company is pleased to announce the appointment of Larry Hillesland as Exploration Manager, Peru. Larry has over 25 years of experience in field exploration of which five years were spent in Peru. Larry was instrumental in the exploration and development of Gold Fields' Cerro Corona project in northern Peru. Mr. Hillesland and Mr. Burns, Century's Vice President of Exploration will travel to Peru this week to start this exciting exploration program at San Juan.

Margaret Kent, President and CEO commented, “We are pleased with the efforts of our Peruvian staff who have worked diligently with the Ministry of Mines. Receiving approval for the first drill permit for any property is always difficult, but now our Peruvian team has all the background studies necessary to continue with additional permitting for the other targets on this 20,000 hectare property. We are excited about the potential of the exploration program that will now commence as a result of receiving the permit for the San Juan Mine.”

About Century Mining Corporation

Pursuant to its recent announcement of the acquisition of a 38% interest in CMPSA, which is expected to close in mid-November, the Company’s consolidated production and mine site cash cost estimates from the Sigma, Lamaque, San Juan and Poderosa mines for 2006 through 2008 are:

Year	Production Oz/year gold	Cash cost US$/oz gold
2006	88,100	385
2007	163,000	331
2008	243,000	319

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

November 2, 2006

CENTURY MINING PROVIDES UPDATE ON SANTA CLARITA EXPLORATION PROGRAM

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to provide an update on the Company's exploration program at its Santa Clarita property in Peru.

A location and exploration map accompanying this news release can be seen by clicking on the following link:
http://www.ccnmatthews.com/docs/CMM1102.pdf

The Santa Clarita prospect is located approximately 5 kilometres by road south of the Company's San Juan mine site and is one of the 5 exploration targets on Century's newly acquired San Juan property. The surface alteration expression covers an area of approximately 1 km x 2 km and is hosted by an intrusive in the Bella Union Complex.

Previous exploration in 2005 and early 2006 by Minera IRL S.A. included 33 surface chip and channel samples taken from the Santa Clarita prospect. These samples ranged from 11.2 to 332 ppm copper; 1.0 to 1601.5 ppm molybdenum; and 0.005 to 5.62 g/t gold. During the last two months Century has conducted surface exploration in this area to confirm the previous data and to obtain further information and select drilling targets.

Century's outcrop and bedrock chip grid sampling across the Santa Clarita prospect is in progress, with a total of 137 samples across a 600-metre east-west and 500-metre north-south extent collected to date. The results for gold have returned a high of 8.99 g/t gold with consistent anomalous elevated gold (> 0.15 g/t gold) over an area of 100 metres x 150 metres. The anomalous zone displays high silica, disseminated pyrite and intense alteration at the surface. Copper and 25-element Inductively Coupled Plasma analysis are pending. The target is suggestive of a gold-rich oxide cap over an accompanying copper-gold porphyry system.

Further sampling and drilling will be undertaken to determine the character of the mineralization. A budget of US$300,000 has been allocated for this work. Permits for drilling will be obtained as soon as reasonably possible.

Century's results herein described have been prepared under the guidance of Mr. Ross F. Burns, P.Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President and CEO commented, “We are excited that the sampling results confirmed the previous work. We have identified our first drill sites on the Santa Clarita prospect. The San Juan concessions host a minimum of five distinct exploration projects in addition to the San Juan Mine. Each of these projects occurs in separate geological settings. Success at any of these additional projects could result in the Company finding a major gold/copper porphyry system. The San Juan property position, which covers an area of 20,000 hectares, has never been extensively explored or drilled, but historically has produced over 1.2 million ounces of gold.”

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production, and recently signed an agreement to acquire, initially, a 38% interest in the Poderosa Mine. This transaction is expected to close within the next two weeks. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

November 10, 2006

CENTURY MINING APPOINTS CHIEF FINANCIAL OFFICER AND A NEW MANAGER OF INVESTOR RELATIONS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce the appointment of Ms. Diana Rollo as Chief Financial Officer and Mr. Brent Jones as Manager of Investor Relations.

Century Mining appoints Chief Financial Officer

Diana Rollo, BBA, CPA, has joined Century Mining as Chief Financial Officer. Ms Rollo has 8 years of experience in public accounting as audit manager for two major accounting firms; 12 years experience as chief accounting officer for a publicly-traded Canadian mining company; and over 9 years of experience as chief financial officer and vice president of finance in mid-market companies. Her experience includes financial analysis, budgeting, forecasting and modeling; mergers and acquisitions; as well as enterprise risk management system analysis, design and implementation. Ms Rollo also has experience in US and Canadian GAAP reporting and Sarbanes-Oxley compliance.

Century Mining appoints new Manager of Investor Relations

Brent Jones, BA, has joined the Company as Manager of Investor Relations. Mr. Jones has extensive experience in communications and investor relations for both private and publicly held companies. During his time at Panasonic, Mr. Jones spent over five years developing and implementing one of the top investor relations programs in Japan, while dramatically expanding foreign ownership through institutional investors in the United States, Europe and the Middle East. Mr. Jones is fluent in speaking, reading and writing Japanese.

Century Mining retains National Media Associates

Century is also pleased to announce that it has retained the Los Angeles area firm of National Media Associates ("NMA") to conduct media awareness and assist the Company in the dissemination of information to the investment community. Headed by Mr. George Duggan and Mr. Michael Baybak, NMA is a long-term media-relations specialist that assisted in the early stage media awareness for such companies as NovaGold Resources Inc., Gammon Lake Resources Inc., and other prominent companies in the natural resource and gold exploration sectors.

The Company will pay NMA a monthly fee of C$7,000 for a one-year term, and may renew the agreement by mutual consent. Pursuant to the agreement, Century Mining will also grant a total of 750,000 incentive stock options to Mr. George Duggan, good for a period of three years at the following prices: 150,000 share options exercisable at C$0.90 per share: 200,000 share options exercisable at C$1.25 per share; 200,000 share options exercisable at C$1.75 per share; and 200,000 share options exercisable at C$2.00 per share; subject to any required shareholder and regulatory approvals. Vesting of the incentive stock options shall be as follows: 25% on signing of the agreement; and 25% at each of three months, six months, and nine months following the date of the agreement.

Margaret Kent, President & CEO commented, “We are pleased to welcome Diana Rollo and Brent Jones to the Company. They fill two key positons and join Century at an exciting time in our growth as we continue to acquire gold producing assets and exploration properties in Peru to supplement our gold production in Québec. Diana has a wealth of experience in public practice and mining and will make a significant contribution as we grow the Company. Her experience in US GAAP reporting and Sarbanes Oxley compliance will be indispensable as we seek a U.S. listing. Brent’s experience will be invaluable as we broaden our investor base, both institutionally and geographically.

We have engaged National Media Associates to assist us with our media awareness and development of a large U.S. individual investor base. NMA will provide ongoing exposure of the Company to the media, journalists, analysts and investors who follow the gold mining sector. The firm works with a number of companies in the gold mining sector. We look forward to working with NMA to increase our profile in the North American investment community and enhance shareholder value.”

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production, and recently signed an agreement to acquire, initially, a 38% interest in the Poderosa Mine. This transaction is expected to close within the next two weeks. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

November 17, 2006

CENTURY MINING UPDATES ON LAMAQUE UNDERGROUND PROGRESS AND SAMPLING RESULTS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announced that progress continues with the Lamaque underground advanced exploration program. Significant gold grades have been encountered in the vein structures within the Lamaque mine. The highest uncut and undiluted 3 foot sample returned to date graded 767 grams per ton.

Century has hired a core crew of miners, geologists, and engineers, for the Lamaque underground program and has procured sufficient equipment and materials to advance the program. An extensive sampling program of the available structures has been progressing with significant gold grades being assayed in many of the quartz vein structures. Further to this, an initial 11,000 tonnes of ore grading over 15 g/t has been identified, sampled and blocked out for mining at the Lamaque underground. These ore blocks, which are expected to contain over 7,500 ounces of gold, were scheduled for milling in the last quarter of this year.

The Company secured the initial equipment and labor force requirements for start up of the Lamaque underground program, and has also satisfied the requirements of the Quebec CSST (Quebec Health and Safety Regulatory Authority). However, the Company has been advised by the Quebec Ministry of Environment that it will need an updated Certificate of Authorization for the Lamaque underground project. The Company understood that the project was covered by the existing Sigma Lamaque certificate. Century is now in the process of submitting the new application, approval for which is expected to take approximately 3 months. In the meantime, Century will continue to drill, sample and define underground resources and ore blocks. As a result, Century will not be mining and milling the defined ore blocks in the fourth quarter, but will commence mining upon receipt of the above-mentioned permit.

Rehabilitation work associated with the main accesses and secondary means of egress have been completed and ground conditions encountered continue to be very favorable. The gold-bearing veins encountered to date underground are narrow vein flat laying structures, typically ranging in width from several inches to 2-3 feet, with significant assayed gold values returned from many samples and the presence of visible free gold occurring in a number of veins. Additionally, preliminary work indicates that the average grades to the mill will be similar to what was mined by Teck Corporation, or approximately 6 g/t.

Several future mining areas are currently being prepared, while sampling and exploratory work continue on several levels between 300 and 1200, which are accessible by the surface ramp.

The Lamaque mine shut down in 1985 at a time when gold prices were just over US$300 per ounce. Prior to this the mine had operated for 50 years, producing approximately 4.5 million ounces of gold. The milling rate at the small Lamaque mill was about 250 tonnes per day. Based on historical cash costs at Lamaque, adjusting for approximately 72% inflation from 1985 to 2006, and the fact that the milling costs through Century's 5,000 ton per day mill will be less than a quarter of the costs for a 250 tonne per day mill, Century has determined that the current price of gold is more than sufficient to support economical mining operations at the Lamaque mine. The Company will use the mining of the first several thousand tons of ore to provide estimates of direct underground mining costs. The milling, overhead and administrative costs are already well defined at the Sigma mill. The Sigma-Lamaque underground has NI 43-101 compliant resources as follows: Measured 772,000 tonnes at a grade of 5.4 g/t Au, Indicated 3,151,000 tonnes at a grade of 4.91 g/t Au for a total contained 630,000 ounces of gold in Measured and Indicated. In addition a further 10,101,000 tonnes is carried in the inferred category at a grade of 5.21 g/t Au containing 1.7 million ounces of gold. (Ref. CAM report, Sigma Lamaque Complex, November 29, 2005 which is available on www.sedar.com)..

Century's results herein described have been prepared under the guidance of Mr. Ross F. Burns, P.Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President & CEO, commented: "We are very excited with the progress thus far at our Lamaque development program. We have retained Genivar Inc. in Val d'Or to assist the Company in expediting the amendment process for the environmental permit. Although this delay represents a change to our previous plans we are confident that shareholders will recognize the value associated with additional drilling and sampling work to further explore and delineate additional Lamaque resources. With 1.7 million ounces of gold in known underground resources at the Sigma and Lamaque properties, this development project has become a central part of the Company's overall operations."

LAMAQUE UNDERGROUND VEIN SAMPLE RESULTS NOVEMBER 2006

A diagram for approximate locations of mining blocks can be seen by clicking on the following link:
http://www.ccnmatthews.com/docs/cmm1117.pdf

Location	Sample No.	Au gpt	Sample Width ft
Block 2			
	L-83525	9.33	3
	L-83526	677.22	3
	L-83530	11.32	3
	L-83531	0.82	3
	L-83532	2.56	3
	L-83541	0.38	3
	L-83534	0.32	3
	L-83536	2.72	3
	L-83537	12.90	3
	L-83540	2.92	3
Block 2			
	L-83546	0.19	3
	L-83547	1.69	3
	L-83548	10.97	3
	L-83549	1.72	3
	L-83550	3.00	3
	L-83551	13.07	3
	L-83552	16.67	3
	L-83553	0.52	3
	L-83554	1.64	3
	L-83555	19.11	3
	L-83556	10.97	3
	L-83557	2.27	3
	L-83558	4.87	3
	L-83559	6.27	3
	L-83560	0.26	3
	L-83561	0.53	3
	L-83562	7.06	3
	L-83563	1.71	3
	L-83564	0.13	3
	L-83565	5.99	3
	L-83566	9.55	3
	L-83567	2.82	3
	L-83568	11.39	3
Block 1			
	L-84439	6.56	3
	L-84441	6.19	3
	L-84443	44.81	3
	L-84445	4.37	3
	L-84457	8.86	3
	L-84463	0.77	3
	L-84464	1.87	3
	L-84465	0.07	3
	L-84466	0.06	3
	L-84462	4.05	3

Location	Sample No.	Au gpt	Sample Width ft
Block 1			
	L-83571	3.76	3
	L-83572	8.92	3
	L-83573	8.50	3
	L-83574	0.32	3
	L-83575	4.42	3
	L-83576	56.41	3
	L-83577	5.00	3
	L-83578	4.39	3
	L-83579	2 21	3
	L-83580	0.57	3
	L-83581	0.13	3
	L-83582	0.46	3
Block 1			
	L-84467	3.27	3
	L-84470	0.79	3
	L-84471	10.46	3
	L-84472	22.29	3
	L-84473	4.61	3
	L-84477	1.33	3
	L-84483	0.90	3
	L-84485	4.05	3
	L-84487	178.81	3
	L-84488	34.64	3
	L-84491	17.42	3
	L-84495	0.20	3
	L-84496	3.94	3
	L-84498	0.82	3
	L-84499	0.92	3
	L-84500	2.00	3
	L-83501	0.26	3
	L-83502	40.38	3
	L-83503	894.74	3
	L-83504	0.71	3
	L-83505	0.06	3
	L-83506	18.99	3
	L-83507	3.96	3
	L-83508	6.13	3
	L-83509	6.92	3
	L-83510	0.60	3
	L-83511	0.71	3
	L-83512	13.64	3
	L-83513	0.33	3
	L-83514	98.04	3
	L-83515	6.92	3
	L-83516	15.03	3
	L-83517	54.90	3
	L-83518	1.96	3

Location	Sample No.	Au gpt	Sample Width ft
	L-83519	2.10	3
	L-83523	6.60	3
	L-83524	4.40	3
	L-83525	9.33	3
	L-83526	677.22	3
	L-83527	0.45	3
	L-83528	62.26	3
	L-83529	0.52	3
	L-83530	11.32	3
	L-83531	0.82	3
	L-83532	2.56	3
	L-83533	0.20	3
	L-83534	0.32	3
	L-83535	51.27	3
	L-83536	2.72	3
	L-83537	12.90	3
	L-83538	7.08	3
	L-83539	66.45	3
	L-83540	2.92	3
	L-83541	0.38	3
Block 1			
	L-84490	1047.81	3
	L-84481	1.67	3

Notes regarding assay results:

1. Assay method: FA-AAS and FA-GRAV – Classic fire assay on ½ AT (half assay ton sample = 15 g) with an atomic absorption finish – high grade samples sent to check assay are finished gravimetrically. Metallic sieve analysis on suspected VG (visible gold) samples.
2. Sample Type: Chip samples from existing veins
3. Sample size: 1 – 5 kg
4. Lab used: Century Mining Corp – Sigma Lab
5. Preparation of sample: Sample crushed and split into 2 portions – 1 split is conserved and 1 split reduced to 200 grams (pulverized) for routine assay.

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production, and recently signed an agreement to acquire, initially, a 38% interest in the Poderosa Mine. This transaction is expected to close within the next two weeks. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

<Diagram>

Lamaque Underground


Sigma
Lamaque
Lamaque #2 Mine Shaft
Sigma Mill
Lamaque #7 Shaft
Lamaque Mine #2 Ramp
S
Sigma Open Pit
N
Lamaque Main Plug
Ore blocks
Sigma Main Shaft
1
2
Level 18
1800 ft
Level 24
2400 ft
Level 36
3600 ft
5
11
9
12
10
Level 40
6000 ft
Sigma-Lamaque Boundary


MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

November 20, 2006

CENTURY MINING REPORTS NET INCOME OF C$1.1 MILLION AND $3.7 MILLION OF OPERATING CASH FLOW AT SIGMA MINE IN THIRD QUARTER

BLAINE, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce its financial and operating results for the third quarter ended September 30, 2006. The Company reported net income of $1.1 million, or $0.01 per share, the first net income earned in the Company's three-year history. The Sigma open pit mine generated operating cash flow of $3.7 million.

The Company will host a **conference call** on Tuesday, November 21, 2006 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss results and future developments in Québec and Peru, which will be followed by a question and answer period (see phone-in details below).

Third Quarter Highlights

- Net income of $1.1 million or $0.01 per share.
- Operating profit of $3.7 million from mine revenue of $11.0 million at Sigma mining operations before depreciation and amortization.
- Produced 16,952 ounces of gold at Sigma Mine.
- Cash flows provided by operating activities of $2.9 million.
- Cash flows used in financing activities of $2.2 million.
- Cash flows used in investing activities of $5.8 million.
- Working capital of $2.6 million at September 30, 2006.
- Advanced the underground exploration and development program at the Lamaque Mine towards production in the first quarter of 2007.
- Subsequent to the third quarter, entered into an agreement to acquire a 37.5% interest in Compañía Minera Poderosa S.A. that operates the Poderosa Mine in Peru.

Summary of third quarter operating results and recent positive initiatives

Net income of $1.1 million, or $0.01 per share in the third quarter was the first net income earned by the Company in its three-year history. The Sigma Mine reported an operating profit of $3.7 million in the third quarter of 2006, which is the fifth consecutive quarter of positive mine operating cash flow since the mine commenced commercial production on May 25, 2005. The following table presents production data for the five quarters of commercial production at the Sigma Mine.

Period	Realized Gold Price (US$/oz)	Ounces Gold Produced	Cash Cost (C$/oz)	Cash Cost (US$/oz)
Q3-06	581	16,952	473	422
Q2-06	588	18,012	465	414
Q1-06	510	18,943	446	386
Q4-05	446	20,104	451	385
Q3-05	438	16,005	554	462

Note: Realized price is based on ounces of gold sold.

The table below summarizes operating results and financial position in the last four quarters:

Canadian dollars	Q3-2006	Q2-2006	Q1-2006	Q4-2005
Results				
Mine revenues	11,045,950	11,878,882	11,151,726	9,922,947
Operating profit from mining operations	3,671,599	2,911,936	2,038,921	295,373
Net income (loss)	1,107,485	(1,198,135)	(1,197,835)	(4,438,074)
Net income (loss) per share	0.01	(0.01)	(0.01)	(0.09)
Financial position				
Cash and cash equivalents	3,436,073	8,481,360	2,883,663	808,896
Total assets	94,407,128	88,166,375	59,163,033	57,106,214
Long-term debt	11,921,972	11,921,972	12,345,222	22,628,347
Shareholders' equity	56,937,514	55,747,845	24,492,475	11,393,896
Shares issued and outstanding	115,762,884	115,574,009	88,110,789	56,385,179

Cash costs per ounce of gold increased in the third quarter due to lower-than-budgeted gold production. This shortfall was mainly due to a lack of exposed ore blocks resulting from the inability to move sufficient waste because of low mining equipment availability. The delivery of four new haul trucks late in the third quarter will increase the availability and productivity of the mining fleet considerably in the long term, facilitating the removal of waste to expose new ore blocks for mining. Furthermore, the mill head grade in the third quarter was 1.54 g/t gold compared to the average reserve grade of 1.77 g/t because low grade stockpiled ore was hauled to the mill to keep the mill operating close to capacity. The addition of the new haul trucks has already improved the total tonnage of ore and waste mined from less than 20,000 tpd in the first half of the year to more than 35,000 tpd on a sustainable basis, thereby allowing the Company to maintain more ore faces open for mining and better control dilution. In addition, the recent purchase of a reverse circulation drill will reduce dilution because of improved definition of ore blocks.

Net income of $1.1 million, or $0.01 per share, in the third quarter was a result of a reduction in total expenses of $1.4 million from the second quarter. In the second quarter, total expenses were exacerbated by other expense items that included a $1.6 million loss on derivative contracts. After net changes to non-cash working capital balances amounting to approximately $0.5 million the Company reported cash flows from operating activities of $2.9 million in the third quarter of 2006.

The Company is now in a much stronger financial position than at the end of 2005 after completing a number of initiatives earlier this year. The Company redeemed all the outstanding Convertible Debentures in the first quarter; completed a $25.1 million equity financing; and purchased the royalty on production at the Sigma-Lamaque Complex. In the third quarter the Company leased four new haul trucks and an RC drill for approximately $1.2 million. These initiatives had a positive impact on the balance sheets and income statements in the second and third quarters of this year.

The Company has no further financial obligations to the unsecured creditors. These obligations had amounted to payment of either approximately $881,250 or the issuance of 2,054,196 shares of the Company, at the Company's option, every four months since the closing of the Sigma-Lamaque acquisition in September 2004.

Production and cost estimates revised based on year to date results

Based on production at the Sigma Mine in the first nine months of this year and the delays to starting production at the Lamaque underground mine, the Company has updated its production estimates. The revised estimates are shown in the following table:

Production (ounces)	2006	2007	2008
Sigma open pit mine	73,000	85,000	85,000
Lamaque underground mine	—	20,000	40,000
San Juan underground mine	4,000	20,000	80,000
Poderosa	3,000	38,000	38,000
Total	**80,000**	**163,000**	**243,000**

The projected cash cost for 2006 is US$400 per ounce of gold. The Company cautions readers that production and cost estimates are forward-looking statements and there can be no assurance that these estimates will be achieved.

The Company places an emphasis on controlling costs and generating cash flow from gold production that will cover all expenses to provide net income, rather than maximizing production and compromising profitability.

Conference call

Management will host a conference call on Tuesday, November 21 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss third quarter results and future developments at its operations in Québec and Peru. Mining analysts, investors and the media are invited to phone 1-888-820-8951, or 1-210-234-0026 if outside Canada and the U.S.A., followed by the pass code 12567 approximately 5 minutes before the start of management's presentation. The presentation will be followed by a question and answer period.

A replay of the conference call can be heard until Tuesday, November 28 by dialing 1-888-562-6891, or from outside North America 1-203-369-3496.

Margaret Kent, President & CEO commenting on Century's third quarter results said: "We are very pleased that the Company reported net income in the third quarter for the first time in its three-year history. Furthermore, the Sigma Mine has now reported five consecutive quarters of positive cash flow since commencing commercial production on May 25, 2005. These are significant achievements given that the Sigma Mine is not yet operating at its full potential. Although the Sigma Mine generated almost $3.7 million of operating cash flow in the third quarter, the cash costs were higher than in the first and second quarters. This was a result of the low availability of our old mining equipment fleet and the delay in delivering the four new haul trucks to site. The problems with the old equipment fleet and the lack of an RC drill for much of this year resulted in the Company having to draw from a low-grade stockpile during the second and third quarters to operate the mill near full capacity. We are pleased with the performance of the new trucks and expect an improvement in operating results in the future.

In Peru, we are developing plans to return the San Juan Mine to its nominal rated production capacity of 80,000 ounces of gold a year. We will be preparing a technical report to qualify the resources to NI 43-101 standards of disclosure based on the results of the exploration program that we have just started. We are also applying for permits to commence exploration drilling programs on the Alpacay, Veta Clara and Santa Clarita properties at San Juan.

We are taking steps to build Century into a profitable mid-tier gold producer with a solid asset base in Québec and outstanding production and exploration opportunities in Peru. Our stronger balance sheet will enable us to finance future growth by acquisitions on more favourable terms than were possible in the last 18 months. We are building a solid base of institutional shareholders who recognize management's track record to add shareholder value by acquiring assets at a significant discount to typical industry valuation multiples. We believe that Century is well positioned to grow in value as we pursue new opportunities with our team of highly experienced mining and financial professionals".

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production, and recently signed an agreement to acquire, initially, a 37.5% interest in the Poderosa Mine. This transaction is expected to close within the next two weeks. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

November 22, 2006

CENTURY MINING REPORTS THAT PODEROSA SELLING GROUP HAS BREACHED DEAL TO SELL ITS INTEREST TO THE COMPANY

BLAINE, WA: **Century Mining Corporation (CMM: TSX-V)** announces that it has been advised by a person representing the selling group of Compañía Minera Poderosa S.A. (CMPSA) that the selling group that holds approximately 38% shares of CMPSA has this morning sold their shares to a third party through the facilities of the Lima Stock Exchange.

On October 16, 2006 the Company announced that it entered into an agreement with a group of private shareholders to acquire a 38% interest in CMPSA.

The Company and the selling group had arranged to close the transaction today, including disbursement of funds on the US$5.0 million credit facility that the Company had arranged. All necessary regulatory approvals for the transaction had been obtained and all documentation had been completed.

In the opinion of the Company, the Company and the selling group had a binding agreement requiring the selling group to sell its shares to the Company. As recently as yesterday final documentation was being circulated in anticipation of closing the transaction today. The Company is taking the position that the selling group is in violation of this binding agreement, including the exclusivity clauses in the agreement. The Company is reviewing its legal alternatives, which may include an immediate court injunction today to overturn the sale of the shares on the Lima Stock Exchange.

Margaret Kent, President and CEO said: "I am extremely disappointed with this outcome as our management team has worked very hard on this transaction. Although we do not know all the details, and have not been formally advised in writing, our legal team in Peru is aggressively pursuing any remedies available to the Company. I feel personally betrayed by members of the selling group who as recently as yesterday were in communication with me."

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

6025 Portal Way P.O. Box 2369 Ferndale WA 98248
Phone: (360) 312-9910 Fax: (360) 312-8549 E-mail: info@centurymining.com

PRESS RELEASE

November 29, 2006

CENTURY MINING EXPLAINS RECENT MARKET ACTIVITY

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces today that there has been an unusually high volume of the Company's shares traded in the last 10 days. The daily average number of shares traded in this period is 386,792 shares, an increase of 35% from October's daily average of 285,923 shares.

In October, the Company issued the final tranche of 2,054,195 shares to the trustee in bankruptcy for fees and to approximately 90 unsecured trade creditors as part of the purchase price when the Company purchased the Sigma — Lamaque assets in September of 2004. The Company believes that a large number of these shares have been sold in the market since November 15, the date the unsecured creditors received their shares, to realize cash value.

The Company is not aware of any other developments that would explain the high trading volumes.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

December 6, 2006

CENTURY MINING PROVIDES UPDATE ON SAN JUAN EXPLORATION PROGRAM

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to provide an update on its exploration program in Peru. In Peru the Company owns the San Juan mine in Arequipa Province of southern Peru, which has at least six excellent exploration targets on its 250 km^2 property, and the Colina Dorada property located in the province of Piura in northern Peru.

San Juan Exploration Update

The Company's exploration team in Peru has begun surface and underground drilling at the San Juan mine. The Company currently has two drills in operation, one underground and one surface drill, and has contracted a third drill rig to begin operations in December, which will augment the surface drilling program at the site.

In addition to the completion of access roads, drill platforms and other ancillary work to expedite the exploration program, Century maintains full-time professional staff on site, including the Company's Manager of Exploration in Peru and four geologists.

The drilling program currently underway is intended to expand the known mineralization of the San Juan exploration block. The Company expects to complete this 3,000 meter program by early February 2007.

Meanwhile, Century has applied for an additional drilling permit to further expand San Juan resources. Upon approval of this application, the Company will apply for an exploration permit for the Alcapay area, which is a continuation of the San Juan veins across the Chorunga River. Concurrently, the Company has commenced an age dating program that will more clearly identify the fundamental geology at San Juan.

Regarding other exploration targets on the San Juan property, Century has acquired additional land concessions in the San Juan district to supplement the Company's current land package.

Margaret Kent, President & CEO, commented: "We are very pleased with the progress we have made since acquiring San Juan in May of this year. Despite initial delays, we will now have three drill rigs working at the San Juan Mine, which is the first step in a comprehensive exploration program. We are excited to have started the drilling program, and will announce these results as they become available."

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

December 18, 2006

CENTURY MINING GRANTS STOCK OPTIONS TO DIRECTORS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that it has granted 300,000 stock options to directors of the Company. The granting of these stock options is part of the directors' compensation for 2007. The stock options are exercisable into common shares of Century at an exercise price of C$0.73 per share for a period of five years. Century's common shares closed at C$0.71 on the TSX Venture Exchange on December 15, 2006.

Century Mining has 117,824,189 common shares issued and outstanding. Under the terms of the Company's "rolling" Incentive Stock Option Plan, a maximum of 11,782,419 shares are available to be issued pursuant to the exercise of options at this time. Including this grant of 300,000 options, a total of 4,882,500 shares have been reserved for issuance pursuant to outstanding option grants. A further 6,899,919 shares are available for issuance pursuant to future option grants at this time.

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

January 3, 2007

CENTURY MINING REPORTS DAVID LAING'S RESIGNATION FROM THE BOARD OF DIRECTORS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that David Laing has resigned from the Board of Directors effective December 31, 2006. David Laing, who is Director of Mining at Endeavour Financial Corporation, was appointed to Century Mining's Board of Directors on September 23, 2004 pursuant to the loan agreement between the Company and Endeavour Mining Capital Corp. ("Endeavour") when the Company issued C$8.5 million of 10% Convertible Debentures to Endeavour in a private placement.

The issuance of the Convertible Debentures was a key component in the financing of the Company's acquisition of the Sigma-Lamaque Complex, which is the foundation of Century's gold production and operating cash flow. After a number of partial conversions, Endeavour completed the conversion of the Convertible Debentures into common shares of the Company in March of 2006, at which time the Company was no longer indebted to Endeavour. Under the terms of the loan agreement, Endeavour has no further right to a board seat at this time.

Margaret Kent, President & CEO, in expressing appreciation for David Laing's service to Century, said: "The Board of Directors joins me in thanking David Laing for his invaluable contribution to the development and growth of the Company over the past two years. David's wealth of international mining experience, much of it gained in South America, has been of great benefit to the Company as we have brought the Sigma Mine into production, and more recently evaluated and acquired gold producing assets and exploration properties in Peru. David has also made significant contributions to the audit and compensation committees during his tenure as a member of the board. In wishing David continued success at Endeavour, we would also like to express our appreciation for the support we have received from Endeavour as we have grown from an exploration and development company into an emerging mid-tier gold producer."

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

January 4, 2007

CENTURY MINING INCREASES INTEREST IN SAN JUAN GOLD MINES S.A.A. TO 82.6%

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that the Company has increased its interest in San Juan Gold Mines S.A.A. to 82.6% from 60.0% pursuant to the conversion of US$10.0 million of debt held by Century Mining Finance Corp., a wholly-owned subsidiary of Century Mining Corporation, to equity. The remaining 17.4% interest is owned by the past and present workforce of San Juan Gold Mines, approximately 1,100 shareholders. On completion of the conversion of debt to equity, Century will continue to hold US$4.0 million in outstanding debt, secured by assets of Compañía Minera Erika S.A.C. Since acquiring a controlling interest of San Juan Gold Mines in May 2006, Century accounts for 100% of gold production, subject to a 10% NPI owned by San Juan Gold Mines, of which Century now owns 82.6%.

Margaret Kent, President & CEO commented, "This increase in the Company's interest in San Juan is part of Century's plans to continually expand our interests in Peru, while maintaining a positive relationship with the workforce as our partners. We remain committed to our fundamental growth strategy in South America, which will contribute to increased production, while at the same time reducing overall cash costs."

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

January 8, 2007

CENTURY INTERSECTS 1.8 METERS OF 46.7 g/t GOLD and 26.3 g/t SILVER AT SAN JUAN PROPERTY, PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce the results of surface diamond drilling at the San Juan mine. Hole 06SJ-02 intersected 1.8 meters at a grade of 46.7 grams/tonne (g/t) gold and 26.3 g/t silver. The true width of the Mercedes vein cut by the drill hole was calculated to be 1.2 m at a grade of 46.7 g/t gold and 26.3 g/t silver. The highest grades are along the upper and lower parts of the vein and range from 71.8 to 62.0 g/t of gold. These results are summarized in the table below:

Mercedes Vein Samples, Hole 06SJ-2

Drill Hole	Sample Number	Au (g/t)	Ag (g/t)	From (m)	To (m)	Intersected Width (m)
06SJ-2	10	71.8	82.5	210.30	210.80	0.50
06SJ-2	11	35.0	6.3	210.80	211.30	0.50
06SJ-2	12	8.0	0.8	211.30	211.65	0.35
06SJ-2	13	62.0	6.1	211.65	212.10	0.45

The surface diamond drilling at San Juan de Chorunga began in November and a second contractor was added in December. A total of 924.5 meters were drilled in 2006. The first drill hole was lost at less than 40 meters. The second diamond drill hole (06SJ-02) intercepted the Mercedes vein from 210.3 to 212.10 meters. Core recovery was excellent and exceeded 98 percent across the vein.

The Mercedes vein has been mined extensively to the northwest of drill hole 06SJ-02 and the vein is thought to continue to the southeast across the Chorunga Quebrada and join with the Alpacay vein there. The drill hole 06SJ-2 intercepted the vein at 580 meters elevation and approximately 120 meters below the lowest working level on the vein where the hole was drilled. The drill hole confirms that the Mercedes vein is mineralized over an average strike length of 500 meters and a dip length of 150 meters from the lower workings of the mine to the drill hole with widths ranging from 0.6 to 1.2 meters. The grades in the mine workings at these levels range from 15 to 25 g/t gold.

The Mercedes vein is one of more than 30 different low sulfidation veins that have been exploited for more than 200 years in the district. The 1.2 million ounces of gold that have historically been produced over the last 22 years from the San Juan Mine came predominantly from the San Juan and Mercedes veins. As can be seen from the attached cross section the extension of the existing Mercedes workings is significant.

Additional drilling will test the extension to the east into the Chorunga valley and at deeper levels. The first drill contractor, with its 2 drills, has been removed from the property for lack of performance. Bradley Drilling is currently on the site and drilling will continue throughout the year.

A long section, plan and cross section of the vein accompany this news release and can be seen by clicking on the following link: http://www.ccnmatthews.com/docs/cmm0108.pdf

Assays and sample preparation were completed by ALS Chemex, Peru. Appropriate quality control samples and blind certified standards were used and chain of custody seals were used on all sample bags. The on-site supervision of the drilling and sampling was conducted by Mr. Larry Hillesland, Exploration Manager, South America. The results herein described have been prepared under the guidance of Mr. Ross Burns, P Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President & CEO commented: “We now have a reputable drill contractor on site that is performing well. The Company is currently negotiating to bring in another contractor. This is the first of many positive results that we expect will be generated from San Juan. The intersection demonstrates a major extension to the existing Mercedes workings. All indications are that the Mercedes and Alpacay veins are the same structure and are joined underneath the valley. If this is proven then the Mercedes/Alpacay vein has the potential to host more than a million ounces. This is one of more than 30 known vein structures. All the work that we are undertaking will be used for future NI 43-101 resource calculations”.

About Century Mining Corporation

Century Mining is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:

Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

January 16, 2007

CENTURY MINING ANNOUNCES 2007 MANAGEMENT GUIDANCE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce its management guidance for 2007. Margaret Kent, President & CEO commented, "We are very excited about Century's initiatives in Canada and Peru, and the opportunities in 2007 to maintain growth, and enhance shareholder value." The following is a review of 2006 and an outline of management guidance for 2007.

2006 highlights

Financial position

- Stronger balance sheet.
- Conversion of all convertible debentures.
- Buyback of Sigma operating royalty.

Operations

- First quarterly net income in Century's 3-year history.
- Increased production ounces and reduced cash costs compared to 2005.
- Development of Lamaque Underground Mine for 2007 production start.
- Commencement of drilling/exploration program in Peru.

Expansion and growth

- Acquired San Juan Gold Mines S.A.A.
- Established Century Mining Peru S.A.C.

In 2006, management continued its emphasis on improving the Company's balance sheet and overall financial performance. Through conversion of all convertible debentures, the buyback of the operating royalty for production at the Sigma Mine and various other initiatives, Century recorded its first net income in the third quarter of 2006.

The Company also succeeded in improving operations at the Sigma Mine, which has recorded positive cash flow on a quarterly basis since commencing commercial production in May 2005. Looking to the future, Century acquired San Juan Gold Mines in Peru in May 2006, which will result in a further increase in gold production, while lowering overall cash costs.

To meet Century's needs as an emerging mid-tier gold producer, the Company appointed a Chief Financial Officer in 2006, in addition to retaining a highly-regarded media relations firm, and hiring geologists and other key personnel for the company's Peruvian operations.

Initiatives for 2007

- Continue to enhance profitability by increasing production ounces at current operations in Canada and Peru, while reducing cash costs.
- Begin mining at the Lamaque Underground Mine.
- Complete waste removal initiative at the Sigma pit.
- Rehabilitate San Juan mill to stated capacity (700 t/d).
- Complete drilling program and NI 43-101 report for the San Juan Mine.
- Commence subsequent drilling/exploration programs on the San Juan property.
- Continue establishing a strong foundation for future growth.

In 2007, Century will focus management resources into the company's primary operations in Canada and Peru.

At the Sigma Mine, new trucks, drills and other equipment upgrades carried out during 2006 will allow the Company to increase gold production and reduce total cash costs per ounce, while further improving mine planning, ore grade control, and overall mining efficiency. The Company also plans to begin operations at the Lamaque Underground Mine in the second quarter of 2007, which will increase head grade to the mill and further reduce cash costs per ounce. Capital expenditures for the Sigma-Lamaque Complex in 2007 are expected to total C$3.0 million, with a further $8.0 million estimated for deferred stripping and mine development. Regarding exploration in Canada in 2007, the Company has budgeted C$0.5 million, which will focus mainly on the Lamaque Underground Mine.

Century's strategic expansion in Peru is consistent with management's policy of achieving growth through the acquisition of producing mines on attractive terms. In 2007, initiatives in Peru will focus on completing a comprehensive drilling and exploration program with the objective of filing an NI 43-101 technical report by April of 2007. The Company will continue the exploration program throughout the year to expand on NI 43-101 compliant reserves and resources. Century has budgeted C$1.9 million for this program. Concurrently, Century will make necessary upgrades to the mill at the San Juan Mine in order to restore it to a capacity of 700 tons per day, producing at an annual run rate of 35,000 ounces of gold by December 2007. In order to accomplish this goal, the Company expects capital expenditures for the San Juan Mine to total C$2.0 million in 2007.

Production results/forecast

Century has revised its forecast for production in 2007 and 2008, as shown in the table below. Production in 2007 and 2008 is now expected to total 100,000 ounces and 140,000 ounces, respectively (previous forecast: 2007 - 163,000 oz., 2008 – 243,000 oz.). The previous forecasts were based mainly on the assumption that Century would acquire a 38% interest in Compañía Minera Poderosa S.A. (CMPSA); however, as announced on November 22, 2006, the CMPSA selling group breached a binding agreement with Century by selling their shares to a third party. Other factors affecting the revised forecasts include equipment and personnel availability in Peru, an increased amount of time and resources required to rehabilitate the San Juan mill, and permitting delays related to the Lamaque Underground Mine. Century's management considers all of these factors to be ordinary in the course of operating gold mines, and does not consider such factors as significant risks to the Company's long-term growth prospects.

	Gold (oz/yr)	Cash cost (US$/oz)
2005	45,158	415
2006E	77,000	400
2007E	100,000	370
2008E	140,000	360

Further commenting on the Company's plans for 2007, Margaret Kent said, "Century has come a long way since commercial production began in May 2005, and we, as a Company, view the challenges over the next year as an opportunity to strengthen the foundation for long-term growth in Canada and South America."

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

January 29, 2007

CENTURY MINING PROVIDES AN UPDATE ON EXPLORATION PROGRAM IN PERU

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce an update on the current exploration drill program underway at its 250 km^2 San Juan Property in Peru. The first results were reported in a January 8, 2007 press release.

San Juan Mine

Currently Century has two surface drills at the San Juan Mine. The Company has also received its second drill permit, which covers the southern extent of the San Juan vein swarm. One drill is being moved to this area, where drilling will commence before the end of January and will target known veins near the portal on the valley floor.

An application for a third permit will be made, now that the second permit has been received, as only one application for a permit is allowed at a time. The third application will be for a permit to cover two of the showing areas on the property, the Santa Clarita showing and the Veta Clara deposit.

The recent surface drilling has been carried out from a location near the mouth of the Mercedes adit on the valley floor. The focus of this drilling is to establish the geology in the area, test the Mercedes and Rosario veins below the valley floor level, and provide data on the extension of the veins across the valley to where veins such as the Alpacay and Chillihuay have been mined historically. Drill results are shown in the table below:

Drill hole	From meters	To meters	Gold (g/t)	Silver (g/t)	Target	Comments
06SJMR-1	46.75	47.1	10.85	2.1	Diagonal Vein	Quartz/pyrite vein in altered Granodiorite
06SJ-2*	210.3	212.1	46.7	26.3	Mercedes Vein	Quartz/pyrite vein in altered Granodiorite
06SJ-3	100.7	100.95	4.36	2.4	Mercedes Vein	Veinlets at contact with andesite dike
	103.6	103.85	7.76	1.2		
06SJ-4	144.1	144.9	0.39	<0.2	Rosario Vein	Fault zone with minor quartz veinlets
	145.65	146.45	1.13	<0.2		

* Previously reported

The drill was set up midway between the Rosario and Mercedes veins in a position to test both veins from one drill platform. Holes 06SJ-2 and 06SJ-3 tested the Mercedes Vein at angles of 45 and 60 degrees, respectively. Hole 06SJ-2 intersected the vein, returning an intersection of 1.8m of 46.7 g/t gold and 26.3 g/t silver. Hole 06SJ-3 was drilled to intersect the vein deeper, but the hole failed to intersect the vein and instead intersected a fault. A potential new zone was discovered in hole 06SJ-3 which, although narrow, had the characteristics of very good veins found in the San Juan Mine where typically the best veins are associated with a porphyry dike. The veinlets at the margin of the dike returned interesting gold values as shown in the table above.

A cross section of the Mercedes Vein showing the drill holes accompanies this news release and can be seen by clicking on the following link:
http://www.ccnmatthews.com/docs/cmm0129.pdf

Drilling to test the Rosario Vein returned evidence of a fault zone with minor quartz veinlets.

Horizontal underground drilling, completed in early December from the 13th level of the mine to test the Diagonal Vein, returned good gold grades; however, the vein was only 0.35 m wide where it was intersected.

The new drill has been set up on the Pampas area to examine the down dip and strike extent of a number of the San Juan veins. This program will look at both producing veins and veins that have been located on surface but have not produced to date. The results of the program will be used for reserve and resource calculations for an NI 43-101 technical report.

Erika Target

An exploration work program, outlined during a visit to the San Juan property by copper porphyry specialist John Hunt in 2006, has commenced. In his recommendations Mr. Hunt suggested work to further characterize the promising nature and potential of the Erika porphyry target. Several types of veins and porphyry outcrops were examined and a target size of 1km x 2km was estimated by Mr. Hunt. His concept of the mineralization is a body that is elongated N to NW and maybe present at shallow depths (100 m).

The planned work program outlined by Mr. Hunt and to be implemented by the Company in 2007 is as follows:

1. Character sampling to determine phase responsible for the observed copper and molybdenum anomalies of the rock chip samples (see table below).
2. Detailed mapping at 1:2000 to record trends and abundance of dikes and veins, and to search for exposures of more favorable mineralization.
3. Age-dating of selected samples to further enhance the exploration appeal of the prospect. A radiometric age date of 55-60 million years would suggest that the target is located on an extension of the Paleocene porphyry belt containing Toquepala and Cerro Verde mines.
4. Targeting of results for follow-up work including geophysical investigation and exploratory drilling.

The data include 46 surface rock chip and channel samples taken from the Erika prospect.

	Cu (ppm)	Au (g/t)	Mo (ppm)
Ranges	16 to 1669	0 to 0.48	2 to 998

An initial lot of 47 additional samples have been submitted and assay results are pending.

For all exploration samples, the Company submitted either half core or rock chip samples to ALS Chemex, Peru for sample preparation and assay. Fire assaying was carried out on 50 gm samples with atomic absorption finish. On samples assaying greater than 10 g/t gold, gravimetric methods were also used. Appropriate quality control samples and blind certified standards were used and chain of custody seals were used on all sample bags. The on-site supervision of the drilling and sampling was conducted by Mr. Larry Hillesland, Exploration Manager, South America. The results herein described have been prepared under the guidance of Mr. Ross Burns, P. Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President & CEO, commenting on the Company's exploration program in Peru said: "We have a significant system at Erika. Our geologists report that the system is at a high level and without significant erosion. There are some very attractive higher-grade targets. The sedimentary rocks around the intrusive center are strongly altered for more than 1.5 km and consist of hornfels and silicified fine grain sandstone (quartzite). Porphyry systems can generate some very high-grade breccia pipes or contact related mineralization. We are at a very early stage of exploring this exciting large project".

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

February 5, 2007

CENTURY MINING HIRES NEW GENERAL MANAGER AT SIGMA AND LAMAQUE MINES AND LAUNCHES NEW AND UPDATED WEB SITE

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that Bill Dodds has joined Century as General Manager at its Sigma and Lamaque mines in Val d'Or, Québec. Mr. Dodds was most recently employed as Mine Superintendent at a 30,000 tpd open pit mine. He has extensive experience in operations and administrative management, project management, mine engineering and dam construction in uranium, gold-copper and gold mining operations. Mr. Dodds' relevant earlier experience includes running the open pit operation at the low-grade Colomac gold mine in the Northwest Territories. He holds a B.Eng. in Mining and is a Member of the Professional Engineers Association of Ontario.

The Company is also pleased to announce that it has launched its newly designed and updated web site, which can be accessed at www.centurymining.com.

Margaret Kent, President and CEO said: "We are pleased to welcome Bill to our senior management team at Sigma-Lamaque. Bill's experience at a number of different large tonnage mining operations and his low-grade open pit gold mining experience are well suited to the challenges of operating our open pit and underground mines at the Sigma-Lamaque Complex.

Our web site has a new look and has been redesigned to facilitate navigation among the various sections. We will be updating our web site on a regular basis as information changes and new material becomes available".

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

February 15, 2007

CENTURY MINING HITS FOUR NEW GOLD VEINS AT SAN JUAN IN PERU WITH GRADES AS HIGH AS 197.5 G/T GOLD

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce an update on the current exploration drill program underway at its San Juan Property in Peru. Previous results were disclosed in press releases on January 8 and January 29, 2007.

A new vein zone has been discovered in drill hole 07SJ-6. This hole was designed to intercept the Mercedes vein 150 meters west of the intercept in previously-drilled hole 06SJ-2 and more than 150 meters deeper. The new vein zone encountered is footwall to a composite andesite-monzonite dike and includes two mineable intercepts separated by about three meters of unmineralized granodiorite. The grade of these new veins, the Alexia veins A and B, are shown in the table below:

	meters		g/t		
Drill Hole	**From**	**To**	**Au**	**Ag**	**Comments**
07SJ-6	219.1	219.7	19.8	2.8	Includes 219.1 to 219.15 meters with 197.5 g/t Au
07SJ-6	222.54	223.04	26.9	1.9	Includes 222.54 to 222.69 meters with 88.9 g/t Au

The true width of these intersections is 86% of the actual interval.

The Mercedes vein intersection in drill hole 07SJ-6 consisted of stockwork quartz veining, with minor gold values. Additional deep tests of the Mercedes vein are planned after completion of the three-dimensional model that is currently underway.

A cross section of the Mercedes Vein showing the drill holes accompanies this news release and can be seen by clicking on the following link:
http://www.ccnmatthews.com/docs/cmm0215.pdf

Road building in the Pampas area to the north of the San Juan Mine has uncovered three additional new veins at surface ranging in width from 0.1 to 1.0 meter and with preliminary gold grades ranging from 2 g/t to 10 g/t. These gold assays were completed at the mine laboratory. Check assays at ALS Chemex, Peru are in progress. Additional channel sampling of these veins, as well as outcrop mapping is planned for February.

The current diamond drill program includes two drill rigs, one in the northern and one in the southern part of the district. In addition, new roads are being constructed in the northern area for access to drill sites.

The high-grade gold veins in the district consist principally of quartz-calcite-pyrite with trace amounts of other sulfides including chalcopyrite, galena, and arsenopyrite. They vary in width from a few centimeters to more than four meters. Vein quartz is typically medium- to coarse-grained and even in the bonanza grade intervals (>50 g/t Au) lacks fine-grained colloform quartz typical of low-sulfidation epithermal systems. Pyrite varies from fine- to medium-grained. There are at least two stages of quartz in the veins and at least two different stages of calcite introduction. Although quartz veins are the principal gold-bearing targets, shear zones with strong sulfides (mostly pyrite) have also been exploited.

Three-dimensional modeling of the productive and non-productive gold veins is currently underway. Informal mining at San Juan has continued for more than 200 years, with stope maps and assay data available for the last 30 years. These data are being entered into computer programs that will allow for accurate three-dimensional representation of the veins, including width, gold grade, and fault offsets. The veins are routinely channel sampled every two meters and the database is extensive with more than 20,000 sample points on 200 different long sections. These data will improve the Company’s understanding of productive veins and aid exploration efforts in the district.

The district at San Juan has been extensively prospected, but not well explored. More than 90 percent of the workings are drifts along veins discovered at the surface. Workings that cross-cut the veins are rare. The drill program at San Juan is the first attempt to systematically explore areas between productive veins. Indeed, several new exciting discoveries have been made.

Previously reported results of new veins include:

Drill hole	From (meters)	To (meters)	Gold (g/t)	Silver (g/t)	Comments
06SJMR-1	46.75	47.1	10.85	2.1	Quartz/pyrite vein in altered Granodiorite
06SJ-3	100.7	100.95	4.36	2.4	Veinlets at contact with andesite dike
	103.6	103.85	7.76	1.2	

The true width of the above intersections is 86% and 71% of the actual interval, respectively.

Additional drilling from underground will test these zones along strike.

For all exploration samples, the Company submitted half core samples to ALS Chemex, Peru for sample preparation and assay. Fire assaying was carried out on 50 gm samples with atomic absorption finish. On samples assaying greater than 10 g/t gold, gravimetric methods were also used. Appropriate quality control samples and blind certified standards were used and chain of custody seals were used on all sample bags. The on-site supervision of the drilling and sampling was conducted by Mr. Larry Hillesland, Exploration Manager, South America. The results herein described have been prepared under the guidance of Mr. Ross Burns, P. Geo., LG, Vice President of

Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 7, 2007

CENTURY MINING ANNOUNCES EXERCISE OF FIVE MILLION WARRANTS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces today that all five million warrants with an expiry date of March 7, 2007 have been exercised between February 19 and March 7, 2007 at an exercise price of $0.44 per share for proceeds to the Company of C$2.2 million.

The Company currently has 123,047,019 common shares issued and outstanding.

Margaret Kent, President & CEO said: “We are pleased that these warrants have now been exercised and the overhang of five million shares has been removed from the market.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru this year Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 15, 2007

CENTURY MINING GRANTED INJUNCTION BY PERUVIAN COURT ON LITIGATION RELATED TO COMPAÑÍA MINERA PODEROSA S.A.

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces developments in the legal actions the Company has filed against Corporación Minera San Manuel S.A., (a subsidiary of Compañía Minera Atacocha S.A.), Compañía Minera Poderosa S.A. (CMPSA), a group of CMPSA shareholders (the selling group), and others in relation to the selling group's November 2006 breach of their agreement to sell approximately 38% of the outstanding shares of CMPSA to Century for approximately US$45.7 million. Century believes that CMPSA and its other major shareholders interfered with Century's agreement with the selling group, which sold its shares to Corporación Minera San Manuel S.A.

On January 24, 2007 Century filed a civil lawsuit in the Third Civil Court — Commercial of Lima, Peru demanding nullification of the transaction between the selling group (Monica Arias Vargas De Ucelli; Veronica Rocio Arias Vargas De Gamero; White Peak Resources, Inc.; Koriarias Inc. and Alberto Arias Davila) and Corporación Minera San Manuel S.A., and requiring the selling group to complete their obligation to sell the shares to Century.

In ruling on this action on March 9, 2007, the Third Civil Court — Commercial of Lima, Peru issued an injunction freezing approximately 51% of the shares of CMPSA acquired by Corporación Minera San Manuel S.A., from the selling group and others, and prohibiting the trading of such shares. This injunction has now been enforced through notifications to the Bolsa de Valores de Lima (the Lima Stock Exchange), Cavali (the Peruvian electronic share registration system) and CONASEV (the Peruvian securities regulation ministry). Century has posted the necessary bond required by the court to enforce the injunction.

Century has also initiated the court-required conciliation process with respect to Century's claim for US$85.0 million in damages resulting from the breach of the binding agreement. In addition, Century has filed criminal complaints against the selling group, the buyers and others as allowed by Peruvian law with respect to the fraudulent sale of the CMPSA shares to Corporación Minera San Manuel S.A. Criminal investigations by the prosecutor and the police are currently underway.

Margaret Kent, President and CEO of Century Mining, said, “I regret having to take this action against people with whom we have dealt in good faith, but the injunction clearly reflects the merit of our claim. Century will vigorously pursue all legal actions.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century acquired control of the San Juan Mine where the Company accounts for 100% of gold production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 22, 2007

CENTURY MINING ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that Ricardo M. Campoy has been appointed to the Company's Board of Directors. Ricardo Campoy is a seasoned international natural resources banker with diverse industry experience as a mining engineer and as a financial advisor. His 27-year career in natural resource finance has included merchant, commercial and investment banking. Mr. Campoy has many accomplishments in the natural resource industry sector and has been involved in project finance, including debt and equity private placements, and mergers and acquisitions. He is currently in private practice in New York City as a financial and corporate advisor to the resource industry and other sector groups. He most recently headed the Mining and Metals Group of WestLB AG in New York. His career has primarily been in New York, London and Chicago. Mr. Campoy is also a director of Kilgore Minerals Ltd. and Idaho General Mines, Inc. Mr. Campoy earned a Bachelor of Science in Mining Engineering at the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. He is fluent in Spanish.

Mr. Campoy replaces Pierre Desjardins who has resigned from the Company's Board of Directors.

Margaret Kent, President and CEO commented, “We are very pleased to welcome Ricardo Campoy to our Board of Directors. Ricardo has a wealth of mining and financial experience that he gained in investment and corporate banking, which will be invaluable as we build Century into a significant mid-tier gold producer. He has spent a significant part of his career on South American projects where his knowledge and experience will assist the Company as we expand our operations in Peru. Ricardo has recently advised Century on a number of merger and acquisition studies that the Company has undertaken. I would like to thank Pierre Desjardins for his significant contribution to corporate governance and other matters over the last two years during the early development of the Company.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

March 29, 2007

CENTURY MINING FILES NI 43-101 TECHNICAL REPORT ON SAN JUAN PROPERTY, PERU – RESERVE & RESOURCE REPORT DUE IN 3 MONTHS

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to announce that the Company has filed an NI 43-101 Technical Report on its San Juan Property located in Arequipa Department, Peru. The report, dated 19 March 2007, was prepared by Chlumsky, Armbrust and Meyer, LLC ("CAM") for the Company for the purpose of providing technical data relating to the San Juan de Chorunga property. The report does not present any quantified mineral resources or reserves, except those of a historical nature from previous operators, which are not NI 43-101 compliant and should not be relied on. The report is available on www.sedar.com.

The Technical Report was prepared in order to report on the geology, mineralization, history and current operations at San Juan. The report was assembled from numerous separate documents, as there has never previously been a comprehensive report prepared on the district. A further report, which will be completed in three months, will contain mineral resources and reserves that will be compliant with NI 43-101 standards of disclosure.

The CAM report was prepared pursuant to a visit to the San Juan property by Dr. Fred Barnard, a geologist and qualified person. Dr. Barnard's visit included an overview of the mineralized district from the Pampa Las Yeseras plateau; inspection of Century's surface drilling program; examination of the Mercedes and San Juan veins and underground mining method; a visit to the geological office at the San Juan camp; and a visit to the metallurgical plant at San Juan. Dr. Barnard also visited and examined the Company's other prospects at Champune, Erika, Santa Clarita, and Veta Clara.

CAM conclude that the San Juan property shows good potential for many years of gold production in the known veins, as well as potential for the discovery of economic copper, molybdenum, and gold deposits in the known mineralized porphyry-copper systems.

CAM recommended a drilling program and related work to define NI 43-101 compliant mineral resources and reserves in the known productive veins, as well as exploration of the porphyry-copper systems. The recommended work program is estimated to cost US$1.5 million. The Company has already spent US$0.8 million of this amount on the on-going drilling program, which forms the bulk of the work program that commenced at the end of last year.

Approximately 3,800 meters of drilling have been completed to date with approximately 3,000 meters of additional drilling required to complete the program over the next two to three months. Concurrently, six people are working to provide 24 hours per day input on scanning and entering 40 years of underground data so that the reserve and resource calculations can be made.

Margaret Kent, President and CEO, commented: “CAM’s NI 43-101 Technical Report is a prelude to a more detailed technical report that will quantify mineral resources and reserves after we have completed the current exploration drilling program at San Juan. CAM’s conclusion that the San Juan property has good potential for many years of gold production, in addition to the potential for the discovery of economic copper, molybdenum and gold deposits on our neighboring properties, confirms our high expectations when we carried out due diligence prior to acquiring these properties in May of last year. We are excited about the prospects for a major mineral discovery in this district and the positive impact this will have on the market value of Century.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century’s growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company’s consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

“Margaret M. Kent”

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Graham Eacott, Vice President, Investor Relations
E-mail: geacott@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 13, 2007

CENTURY MINING ADOPTS SHAREHOLDER RIGHTS PLAN

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announces that the Board of Directors of the Company has approved the adoption of a shareholder rights plan (the “Plan”), effective April 11, 2007. The Plan is designed to give the Company’s Board of Directors and shareholders sufficient time to properly assess an unsolicited take-over bid without any undue pressure. Adoption of the plan also gives the Company’s Board of Directors time to consider alternatives designed to allow the Company’s shareholders to receive full and fair value for their common shares. Additionally, the Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid.

Rights under the Plan will become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with the provisions of the Plan or without approval of the Board of Directors of the Company. Under such circumstances, each right, upon exercise, will permit the purchase of common shares of the Company at a substantial discount to the market price.

The Company intends to seek shareholder approval of the Plan at its upcoming annual and special meeting of shareholders to be held on May 7, 2007. The adoption of the plan is also subject to acceptance by the TSX Venture Exchange.

Margaret Kent, President & CEO commented, “given the number of resource ounces on our books and the Company’s expansion plans going forward, in addition to a management team experienced in identifying unique acquisition opportunities, we feel that the Company is grossly undervalued. This new plan will allow the Board of Directors of Century time to investigate all alternatives to maximize shareholder value in the event of an unsolicited takeover bid.”

The Company also announced that it will disclose fourth quarter and full-year 2006 financial results on Monday, April 16, followed by a management conference call on Friday, April 20.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

Century Mining Achieves Fourth Quarter Net Income of C$2.6 Million and Records First Annual Net Income of C$1.3 Million in 2006

Blaine, WA. April 16, 2007 – Century Mining Corporation (TSX-V:CMM) ("Century", "Century Mining", or the "Company"), today announced its audited financial results for the fourth quarter and year ended December 31, 2006.

(This news release contains forward looking information that is subject to risk factors and assumptions as set out in our Cautionary Statement on Forward-Looking information located at the end of this news release.).

Highlights

- *Gold production at the Sigma mine was 16,494 ounces in the fourth quarter of 2006 and 70,401 ounces for the full year. Century's 2006 production was 73,823 ounces for the full year, including 3,422 ounces from the San Juan Mine(1).*

- *Revenue was $11.1 million in the fourth quarter, a 20.2% increase over the same period last year, and the average gold price realized was US$621 per ounce of gold sold. Full-year revenue was a record $45.1 million, an 86.6% increase over the 2005, and the average gold price realized for last year was $584 per ounce of gold sold.*

- *Net earnings for the fourth quarter were $2.6 million or $0.02 per share (diluted), compared to a net loss of $4.4 million or $0.10 per share in the same period last year. Net earnings for the full-year were a record $1.3 million or $0.01 per share (diluted), compared with a net loss of $9.2 million or $0.22 per share in 2005.*

- *During 2006 it became viable to process ore with a lower grade than in the Sigma mine plan. The Company therefore lowered the cutoff grade per ton of ore from 0.85 g/ton to 0.5 g/ton, reducing the design strip ratio from 4.25 to 2.5:1. The resulting excess deferred stripping costs for the year have been capitalized in the fourth quarter to reflect the revised mine plan.*

	Production (gold oz)	Cash Costs of production (US$/oz)
Q1	18,943	386
Q2	18,012	414
Q3	16,952	422
Q4	16,494	330
2006	70,401	390

- *Operating profit from mining operations was $13.7 million in 2006, compared to $1.8 million in 2005. The cash position was $802,132 at December 31, 2006 compared to $808,896 at December 31, 2005 and long-term debt was $11.9 million at December 31, 2006 compared to $12.8 million at December 31, 2005.*

- *Capital expenditures, including capitalized stripping and pay downs on leased equipment, were $19.5 million in the fourth quarter and $35.5 million for the full-year.*

- *Proven and Probable Mineral Reserves(3) at December 31, 2006 were 820,300 ounces of gold, net of 2006 production. This is an increase of 28,172 ounces, after deducting production for the year. These amounts do not include the effects of the San Juan Gold Mine acquisition.*

- *Production(2) for 2007 is expected to be approximately 100,000 ounces of gold at a cash cost of US$370 to $390 per ounce. Beyond 2007, gold production is expected to grow to 130,000 to 150,000 ounces in 2008.*

---

(1) In 2006, the Company capitalized all San Juan expenses, including exploration, net of revenues from gold production of 3,422 ounces. Century will continue to capitalize net expenses until such time as the mine reaches commercial production, which is expected to occur in 2008.
(2) Please refer to the risk factors and assumptions set out in our Cautionary Statement at the end of this news release for information related to risks and uncertainties associated with guidance presented in this release.
(3) Century's mineral reserves herein described have been prepared under the guidance of Mr. Ross F. Burns, P.Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President & CEO commenting on Century's 2006 results said: "We are very pleased that the Company reported net income for the full year. In my 30 years experience in the mining industry, this is the first operation I have been involved with that made a net profit in just the first full year of commercial production. Although we fell short of our production target in 2006, I maintain my firm belief that top priority should be placed on maximizing profits, rather than production ounces. The Sigma open pit mine will never be a low cost mine, but the company and its management continue to manage this operation in a way that maximizes profits. Century has grown significantly since the start of production in 2005, and will continue to do so, as we focus on both organic growth at existing operations and new acquisitions in Canada and South America. For the Sigma-Lamaque Complex, in particular, management is currently finalizing plans that will further enhance profitability. Specific initiatives for Sigma-Lamaque will be announced in a forthcoming press release."

"In Peru, we are in the process of rehabilitating the mill at the San Juan Mine to achieve production in 2008 of 35,000 ounces of gold. Concurrently, Century is advancing the drilling and exploration program at San Juan that began in December 2006. We will be preparing a technical report to qualify the resources to NI 43-101 standards of disclosure based on the results of this exploration program. For the future, we plan to fully mechanize parts of the mining operations, while outlining plans to further expand mill capacity, eventually aiming for an annual production rate of 80,000 ounces of gold."

"We are taking steps to build Century into a profitable mid-tier gold producer with a solid asset base in Québec and outstanding production and exploration opportunities in Peru. Our stronger balance sheet will enable us to finance future growth and acquisitions on more favorable terms. We are also building a solid base of institutional shareholders who recognize management's track record to add shareholder value by acquiring assets at a significant discount to typical industry valuation multiples. We believe that Century is well positioned to grow in value as we pursue new opportunities with our team of highly experienced mining and financial professionals."

Summary of Financial and Operating Results

Canadian dollars	2006	Q4-2006	Q3-2006	Q2-2006	Q1-2006
Results					
Mine revenues	45,135,717	11,059,159	11,045,950	11,878,882	11,151,726
Operating profit from mining operations	13,703,412	5,080,956	3,671,599	2,911,936	2,038,921
Net income (loss)	1,266,500	2,554,626	1,107,485	(1,198,135)	(1,197,835)
Net income (loss) per share	0.01	0.02	0.01	(0.01)	(0.01)
Financial position					
Cash and cash equivalents	802,132	802,132	3,436,073	8,481,360	2,883,663
Total assets	98,783,040	98,783,040	94,407,128	88,166,375	59,163,033
Long-term debt	11,921,972	11,921,972	11,921,972	11,921,972	12,345,922
Shareholders' equity	60,129,560	60,129,560	56,937,514	55,747,845	24,492,475
Shares issued and outstanding	117,859,689	117,859,689	115,762,884	115,574,009	88,110,789

Revenue from metal sales increased 86.6% percent in 2006 over 2005 from $24.2 million to $45.1 million, primarily as a result of increased production and higher realized gold prices. The average realized gold price for the fourth quarter and full-year of 2006 was US$621 and US$584 per ounce, respectively, compared with US$446 and US$466 per ounce, in the same respective periods of 2005. The average spot price for the fourth quarter and full-year of 2006 was US$613 and US$604 per ounce, respectively, compared with US$474 and US$443 per ounce in the same respective periods in 2005.

Century produced 16,494 gold ounces in the fourth quarter at the Sigma mine, and, including the San Juan Mine, 73,823 ounces for the full-year at a cash cost of US$390 per ounce. The 4th quarter operating costs reflect the additional deferred stripping and are not an indication of the cash cost of operating on an ongoing basis. The average cash cost for the year is indicative of the cash cost of operating on an ongoing basis.

The Company sold 17,885 gold ounces in the fourth quarter and 70,450 ounces in 2006, an increase from the 53,523 gold ounces sold in 2005, which included 10,356 ounces produced during the pre production phase.

In 2006, corporate administration expenses were $3,955,957, compared to $1,910,024 in 2005. These expenses include salaries and benefits, as well as travel expenses. The increase of $2,045,933 mainly reflects a higher level of business activity and expansion of the Company into Peru.

Before net changes to non-cash working capital balances, cash flows provided by operating activities were $7,732,767. Major items added back to the net income of $1,266,500 include amortization, depreciation and accretion of $3,652,814, amortization of deferred finance fees of $1,081,620, stock-based compensation of $634,285, and unrealized losses on derivative contracts of $316,075. After the net change of $2,406,453 to non-cash working capital balances, cash flows provided by operating activities in 2006 were $5,326,314.

2006 Mineral Reserve and Resource Update

As of December 31, 2006, Century's total Proven and Probable Mineral Reserves* increased to 820,300 ounces of gold from 792,128 ounces at December 31, 2005. Gold reserves increased by 28,172 ounces, net of 2006 production depletion.

	Gold oz
Reserves at December 31, 2005	**792,128**
Production depletion	(74,895)
Reserve additions	103,067
Reserves at December 31, 2006	**820,300**

* Does not include San Juan Mine

Gold reserves increased at Sigma due to the addition of 85,400 ounces from the Lamaque West Plug. These ounces were brought into reserves from the resource calculated in 2003 due to the results of the infill drilling completed in 2005 and the pit design completed in 2006. The inferred West Plug resources increased from 30,000 ounces in 2005 to 32,000 ounces at Dec. 31, 2006. The Sigma open pit reserve increased as the cutoff grade was lowered to 0.5g/t gold from 0.85g/t gold. The Residual Open Pit Resources remained unchanged from 2005 with a total of 317,000 ounces in Measured and Indicated and 875,000 ounces in Inferred Resources.

The total Measured and Indicated Underground Resources at year end 2006 remained unchanged from 2005 at 3,923,000 tonnes at a grade of 4.99g/t gold containing 630,000 ounces of gold. The Inferred Underground Resources also remained unchanged from 2005 at 10,101,000 tonnes at a grade of 5.26 containing 1,708,000 ounces of gold.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer. The Sigma Mine has generated positive cash flow in each of the six quarters since that time. At current gold prices, and with the planned opening of the Lamaque underground operation to supplement the open pit, the Company expects that this mine will continue to generate positive cash flow. In 2006, the Company recorded net income for the first time in its three-year history.

In 2007, the Company plans to produce a total of 100,000 ounces of gold, including 74,000 ounces from the Sigma open pit, 12,000 ounces from the Lamaque underground mine, and 14,000 ounces from the San Juan underground mine in Peru, at an estimated cash cost of approximately US$370 to US$390 per ounce.

The Company is ready to commence production at the underground Lamaque Mine and is awaiting receipt of a permit prior to commencement of mining. The Lamaque ore will be combined with the Sigma ore and delivered to the Sigma mill. The significantly higher ore grades (approximately 5 to 6 g/t) than in the Sigma pit (1.6 g/t) are expected to have a positive impact on production and unit cash costs at the Val d'Or operations.

The Company has commenced a program of major rehabilitation at the San Juan Mine in Peru in order to return the mine and mill to their nominal rated capacity of approximately 35,000 ounces of gold per year. The program includes mechanized mining and refurbishing and/or replacement of the mills and other ancillary equipment. The Company plans to expand production to approximately 70,000 to 80,000 ounces a year over the next two to three years.

At the same time, the Company has embarked on a major exploration program at the mine and will commence exploration on the nearby properties upon receipt of additional exploration permits. The results of the exploration program at the San Juan Mine will form the basis of a technical report to qualify the gold in resources previously estimated by the former owner to NI 43-101 standards of disclosure. These exploration programs could have the potential to create a major mining district based on the results of previous exploration work.

The Company is well positioned to grow in market value as management pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of low-cost producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term. In this regard, a number of opportunities have been reviewed over the last year.

Since the Company's entry into Peru early in 2006, management has been developing strong relationships and networks in that country to identify projects for acquisition. The Company, in conjunction with its Peruvian subsidiary, has developed some important strategic relationships that should enable the Company to meet its objectives of increasing production and reducing cash costs to position the Company for a higher market valuation.

Conference call

Management will host a conference call on Friday, April 20 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss 2006 results and future developments at its operations in Québec and Peru. Mining analysts, investors and the media are invited to phone 1-888-809-8974, or 1-210-234-0008 if outside Canada and the U.S.A., followed by the pass code 18290 approximately 5 minutes before the start of management's presentation. The presentation will be followed by a question and answer period.

A replay of the conference call can be heard through Friday, April 27 by dialing 1-888-562-2923, or from outside North America 1-203-369-3750.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 19, 2007

CENTURY MINING RECEIVES LAMAQUE UNDERGROUND PERMIT

Company announces mining operations to begin immediately

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** announced that it has received an updated Certificate of Authorization from the Quebec Ministry of Environment for the Lamaque underground project, and will begin mining operations immediately. The Company has also satisfied the requirements of the Quebec CSST (Quebec Health and Safety Regulatory Authority).

With the receipt of this permit, the Company will begin mining and transporting up to 400 tonnes of ore per day to the Sigma mill. Furthermore, the permit allows the construction of a haulage drift from the Lamaque underground into the Sigma pit at approximately 250 feet from the surface. This will facilitate efficient transport of ore from the upper levels of the Lamaque mine and allow the ore to be stockpiled in the Sigma pit where it will be picked up by larger trucks and hauled to the mill.

As previously announced, the Company has hired a crew of miners, geologists, and engineers for the Lamaque underground program and has procured necessary equipment and materials to begin the program.

Since late 2006, Century has drilled, sampled and defined underground resources and ore blocks, including an extensive sampling program of the available structures. As a result, an initial 11,000 tonnes of ore grading over 15 g/t has been identified, sampled and blocked out for mining at the Lamaque underground. These ore blocks, which are expected to contain over 7,500 ounces of gold, will be the initial targets for extraction.

Rehabilitation work associated with the main accesses and secondary means of egress have been completed and ground conditions encountered continue to be very favorable. The gold-bearing veins encountered to date underground are narrow vein flat laying structures, typically ranging in width from several inches to 2-3 feet, with significant assayed gold values returned from many samples and the presence of visible free gold occurring in a number of veins.

The Sigma-Lamaque underground has NI 43-101 compliant resources as follows: Measured 772,000 tonnes at a grade of 5.4 g/t Au, Indicated 3,151,000 tonnes at a grade of 4.91 g/t Au for a total contained 630,000 ounces of gold in Measured and

Indicated. In addition a further 10,101,000 tonnes is carried in the inferred category at a grade of 5.21 g/t Au containing 1.7 million ounces of gold. (Ref. CAM report, Sigma Lamaque Complex, November 29, 2005 which is available on www.sedar.com)..

Century's results herein described have been prepared under the guidance of Mr. Ross F. Burns, P.Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Margaret Kent, President & CEO, commented: "We are very excited to be able to begin mining underground at Lamaque. This project represents another step forward in Century's strategy to establish itself as a formidable mid-tier gold producer. To this point in Century's development, the Sigma Lamaque Complex has been instrumental, providing six consecutive quarters of positive cash flow and contributing to an annual net profit for the Company in 2006. With the opening of the Lamaque underground, we look forward to even more positive operational and financial results, through which we may continue to grow the Company."

Conference call

Management will host a conference call on Friday, April 20 at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss 2006 results and future developments at its operations in Québec and Peru. Mining analysts, investors and the media are invited to phone 1-888-809-8974, or 1-210-234-0008 if outside Canada and the U.S.A., followed by the pass code 18290 approximately 5 minutes before the start of management's presentation. The presentation will be followed by a question and answer period.

A replay of the conference call can be heard through Friday, April 27 by dialing 1-888-562-2923, or from outside North America 1-203-369-3750.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com

Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

April 20, 2007

CENTURY MINING PROVIDES AN UPDATE ON EXPLORATION PROGRAMS IN PERU – *EXCITING PORPHYRY POTENTIAL*

Blaine, WA: **Century Mining Corporation (CMM: TSX-V)** is pleased to provide an update on the exploration program currently underway at the San Juan Mine in southern Peru.

The Company is currently undertaking an aggressive program of target development at the Erika, Veta Clara, Santa Clarita, and Champune prospects. In addition, two diamond drills have been operating at San Juan during January and February with approximately 80 percent of the 2007 drill program completed. Currently, one diamond drill is running full time. Through mid April, 32 drill holes have been completed with more than 7600 meters of drilling. Most of the drilling has focused on the veins in the San Juan mine. However, one hole was completed under the current permit at the Veta Clara mine to the south of San Juan.

Mapping and sampling at the Erika porphyry copper-gold prospect in the southern part of the San Juan land package is approximately 40 percent complete. Preliminary results from the mapping have defined a circular zone of alteration approximately 1.5 kilometers in diameter. This alteration zone includes silicification, and hornfels development in fine-grained sedimentary rocks of the Yura Group. Fracture-controlled iron oxides locally with copper oxides are common. The oxides are the oxidation products of pyrite and chalcopyrite. In the central part of the altered zone, mapping has identified at least 4 different intrusive phases including two quartz-feldspar porphyries. The intrusive phases are present as small stocks and north-northwesterly striking dikes.

Preliminary results from rock chip sampling indicate that higher copper grades are present along the contacts of the various intrusive phases and also within hydrothermal breccias. The highest copper grades encountered thus far are 0.6% copper in multilithic breccias adjacent to late mineral or weakly mineralized high level porphyry dikes.

Typical grades in hornfels and silicified sedimentary rocks range from 0.1 to 0.3% copper and are associated with weak copper oxides, typically chrysocolla. The work also indicates that the current level of exposure of mineralization at Erika is similar to the upper portions of copper porphyry systems. Some of the features typical of the upper part of a system are the lack of potassic alteration, widespread fracture-controlled original sulfides, and late-sericite veinlets (‘D’ veinlets). Mapping and sampling will continue with the objective of defining the control of mineralization and optimum location for 3 to 5 drill holes. Drilling is planned for the later part of the second quarter of 2007.

Mapping and sampling has also begun at the Veta Clara and Santa Clarita prospects. Both prospects are spatially associated with a major regional fault zone, the Choclon Fault. The work is likely to be completed in April. Historical data at Veta Clara show a large zone of anomalous gold in rocks that measures about 200 meters by 200 meters.

A single drill hole tested the surface gold anomaly at Veta Clara in March. Geologically the zone is associated with multiple vein types hosted by granodiorite and various porphyry intrusions. The drill hole contained fracture controlled pyrite from 2 to as much as 6 percent with strongly anomalous molybdenum and moderately anomalous copper values. Gold concentrations were generally very low to weakly anomalous. The geological and geochemical signature of the area is similar to south Peru copper porphyry systems such as Toquepala or Cuajone. This area appears to be the westward extension of the Santa Clarita porphyry signature and extends westerly another 500 meters. The Company was very encouraged by the results of this hole and believes that it intersects the halo of a major copper gold (molybdenum) porphyry system.

Mapping and sampling will be completed at the Veta Clara, Santa Clarita and Champune prospects by the end of May with drilling to follow later this summer. The Company is waiting for drill permits on theses properties, as well as Erika.

The drilling will continue to focus on the main San Juan veins for the next two months in order to develop NI 43-101 compliant resources and reserves. Results from the Alpacay area south of the Mercedes vein and from the Diagonal vein targets are shown below. Initial results from the Diagonal zone have been received, but the majority of the sample results are pending.

Drill Intercepts at San Juan de Chorunga

DRILL HOLE	VEIN	FROM (meters)	TO (meters)	TRUE WIDTH (meters)	GRADE Au (g/t)	COMMENTS
07SJ-7	Apillao	173.00	173.42	0.4	18.6	includes 173.0 m to 173.1 m with 77.1 g/t Au
07SJ-7	Apillao ‘A’	315.00	316.90	1.72	4.7	includes 316.7 m to 316.9 m with 36.5 g/t Au
07SJ-7	Apillao ‘B’	448.05	448.54	0.4	5.82	includes 448.05 m to 448.25 m with 14.2 g/t Au
07SJ-8	Diagonal ‘C’	73.80	74.24	0.4	1.77	includes 73.85 m to 73.95 m with 7.55 g/t Au
07SJ-8	Diagonal ‘B’	117.30	117.79	0.4	1.5	includes 117.35 m to 117.45 m with 7.54 g/t Au
07SJ-8	Diagonal ‘B’	120.60	121.09	0.4	2.45	includes 120.67 m to 120.78 m with 12.6 g/t Au
07SJ-9	Apillao					no significant intercepts
07SJ-10	Alpacay	142.45	142.60	NA	0.29	
07SJ-11	Alpacay	59.05	59.90	0.7	1.12	
07SJ-12	Diagonal ‘C’	90.70	91.26	0.4	6.52	includes from 90.70 m to 91.10 m with 9.22 g/t Au
07SJ-12	Diagonal ‘C-2’	110.05	110.80	0.53	3.84	
07SJ-12	Diagonal ‘C-3’	127.90	127.38	0.4	2.14	includes 127.9 m to 127.97 m with 14.95 g/t Au

07SJ-12	Diagonal ‘C-3’	131.40	130.88	0.4	4.23	includes 131.44 m to 131.62 m with 10.85 g/t Au
07SJ-12	Diagonal ‘B’	176.00	176.46	0.4	51.6	includes 176.03 m to 176.36 with 72.23 g/t Au
07SJ-13	Alpacay	59.80	60.23	0.4	3.61	includes 59.9 m to 60.1 m with 8.35 g/t Au
07SJ-14	Alpacay	54.61	55.01	0.4	272.0	includes 722 g/t Au and 180 g/t Ag from 54.65 m to 54.81 m
07SJ-14	Apillao	156.40	156.90	0.4	5.9	
07SJ-14	Apillao ‘A’	219.70	220.25	0.4	7.1	
07SJ-15	Mercedes’					No significant intercepts
07SJ-16	Diagonal D	134.7	135.1	0.4	3.25	Includes134.7 -134.84 m with 9.3 g/t Au
07SJ-17	Diagonals D-E					No significant intercepts
07SJ-18	Diagonal E	91.2	91.6	0.4	18.6	Includes 91.2-91.35 with 49g/t
07SJ-18	Diagonal D	114.05	114.45	0.4	3.66	
07SJ-19	Diagonal E	49.25	49.7	0.45	2.1	
07SJ-19	Diagonal D	65.5	65.95	0.45	1.46	
07SJ-19	Diagonal D2	200.1	200.5	0.4	2.25	

For all exploration samples, the Company submitted either half core or rock chip samples to ALS Chemex, Peru for sample preparation and assay. Fire assaying was carried out on 50 gm samples with atomic absorption finish. On samples assaying greater than 10 g/t gold, gravimetric methods were also used. Appropriate quality control samples and blind certified standards were used and chain of custody seals were used on all sample bags. The on-site supervision of the drilling and sampling was conducted by Mr. Larry Hillesland, Exploration Manager, South America. The results herein described have been prepared under the guidance of Mr. Ross Burns, P. Geo., LG, Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of the data.

Data compilation and validation of the extensive underground database of channel samples is underway. More than 50 percent of the work is complete. The San Juan Mine includes an extensive database of channel samples collected every 2 meters across the veins. There are underground workings on more than 32 veins in the district. These results are posted on plan maps and long-sections for use by the mine over the past 40 years. There are more than 300 maps and sections with usable data for modeling and resource development. In addition, these data represent a database of more than 100,000 samples. At the San Juan Mine, geological staff are working continuously converting these data to a digital format. These data will be entered in an appropriate mining software program for modeling, exploration and target development. In addition, duplicate samples have been collected for validation for a small percentage of the data. These underground samples when verified will also be used in the development of an NI 43-101 compliant resource and reserve estimate.

Completion of the NI 43-101 resource and reserve report for San Juan will likely be completed shortly after the drill program has been completed. Data entry will continue for months afterwards to support modeling and target development.

Margaret Kent, President and CEO, said: “At San Juan we have determined that the majority of the veins are high grade narrow veins. It is estimated that these veins have supported the production of over one million ounces of gold over the past 30 years. Many more ounces of gold will be recovered from these veins. To thoroughly understand the potential of this 20,000 hectare district is a major undertaking, and we now have 4 geologists working full time to expedite this project. The real excitement, however, are the other targets including Erika. We still have much more to learn about the geology of this property and I believe we have the potential for a world-class deposit."

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & C.E.O.

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.



441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

CENTURY MINING AGREES TO BUY OPERATING MINE IN PERU AND ANNOUNCES PRIVATE PLACEMENT OF UP TO C$12 MILLION

Blaine, WA. May 7, 2007 — Century Mining Corporation (TSX-V:CMM) ("Century", "Century Mining", or the "Company"), announced that it has signed an agreement of purchase and sale to acquire Mina Rosario de Belen, an operating gold and silver mine located in Peru. Mina Rosario de Belen is owned by a Peruvian family, and is located near the town of Patival in the Angasmarca district of the state of La Libertad. The property is in the same mining belt that includes the Lagunas Norte mine and the Yanacocha operation, which are among the world's largest gold mines. The mine property is comprised of approximately 12,471 hectares, adjacent to and directly to the south of the operating Santa Rosa Mine.

Mina Rosario de Belen, which began operations in February of this year, is an open pit heap leach operation with an ore processing capacity of 5,000 tonnes per day. The mine and processing plant are currently operating at a rate of 2,000 tonnes of ore per day. The processing plant includes both a zinc precipitation circuit and a new carbon absorption circuit. Mina Rosario de Belen is also equipped with leach pad capacity for 10 million tonnes and a 530 gallon per minute Merrill-Crowe zinc precipitation circuit. Power is currently generated on-site, and plans are in place to connect to the national power grid in the third quarter of 2007, which will further reduce operating costs.

Current start up monthly production (based on one 8-hour shift per day 5 days per week) is 650 ounces of gold and 6,500 ounces of silver. The Company intends to increase production levels to approximately 25,000 to 30,000 gold equivalent ounces per year, based on operations running 24 hours per day, 365 days per year. Gold equivalents are calculated using a US$600/oz gold price and US$10/oz silver price.

Cash costs of production are reported to be in the US$250-$300/oz range during the current start-up phase. The deposit has a historical resource of 18 million tonnes of ore, at a grade of 0.9 grams of gold per tonne. This resource was calculated by a previous owner in 2001. Century will complete a thorough feasibility study to confirm cash costs.

The deposit is open along strike and is amenable to modern exploration techniques. Based on the site visit and review of the owner's drill data, trench sampling and geological maps and reports by Century's Qualified Person (Dan Brost, Manager of Resource Geology), Century has delineated out a resource definition program to confirm the 16 to 18 million tonnes at 0.9 g/t gold equivalent. Gold equivalents are calculated using a

US$600/oz gold price and US$10/oz silver price. The above quantity and grades are strictly estimates, and there has been insufficient drilling to date to define a NI 43-101 compliant measured mineral resource.

The deposit is associated with an intrusive sub-volcanic unit that has cut across the sedimentary rocks of the Chimu Formation. The Chimu Formation hosts the nearby Santa Rosa gold deposit, which is currently producing 140,000 gold equivalent ounces per year and is also host to world class gold deposits such as Lagunas Norte (producing 1.1 million ounces of gold per year) and Yanacocha (producing 2.6 million ounces of gold per year) to the north of Patival. The deposit is anomalous in the district, in that it is silver rich and most of the mineralization is hosted in the oxidized intrusive unit. The exploration model (sandstone hosted gold-silver) of the district could be applied to the area around the Patival land concessions with reasonable prospects for further discovery.

Given Rosario de Belen’s favorable geologic setting and its location adjacent to Santa Rosa and along a recognized trend that includes other large-scale mines, the area is considered to be very prospective and could potentially host another Santa Rosa type deposit.

Century has agreed to issue 1 million Century shares, to the sellers as consideration for the transaction. Terms of the deal include a purchase price of US$20.5 million, to be paid in installments of US$3.2 million after due diligence or no later than 45 days, US$3.2 million six months after closing, US$13 million 12 months after closing and 500,000 shares of Century. Century has also agreed to pay a 1.5% NSR (net smelter return) royalty to the sellers. Century expects to close the transaction in 45 days. The transaction is subject to the finalization of all documentation and approval of the TSX Venture Exchange.

The Company also announced a non-brokered private placement of units raising up to C$12 million. Each unit is priced at $0.89 and consists of one share plus one-quarter share purchase warrant exercisable at $1.17 for a period of 24 months. After 12 months the warrants will become exercisable within 20 days if the 20-day weighted average closing share price exceeds $1.25. The shares will be subject to restrictions on resale for four months. A large portion of the placement will be taken down by a significant European mining group.

No finder’s fee or brokers warrants will be paid.

Proceeds of the unit offering will be used for the acquisition of Mina Rosario de Belen, mining equipment, capital requirements at the San Juan Gold Mine and other general corporate working capital purposes.

Margaret Kent, President & CEO commented, “We are very excited to announce another quality acquisition in Peru. Rosario de Belen will not only add immediate ounces to Century’s production profile, but will also provide significant exploration potential, whereby the company will be able to increase reserves and resources. The private placement allows us to implement our growth plans for the Company, and we are pleased that we have been able to attract the attention of a large European mining group that have confidence in our business strategy and our capability to build a major mining company.”

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

CENTURY ACQUIRES CONTROL OF SHAHUINDO PROJECT AND SURROUNDING PROPERTY IN PERU

Blaine, WA. May 16, 2007 — Century Mining Corporation (TSX-V:CMM) ("Century", "Century Mining", or the "Company"), announced today that it has purchased 100% of the shares of Compania Minera Algamarca S.A., Compania de Explorations Algamarca S.A., Andean Mining Gold, Import & Export A.C.D., S.A., and Inversiones Mineras Sudamericanas S.A.. These companies own the 26 concessions, the surface rights, the mortgages and all litigation rights in respect of the precious metal property known as "Shahuindo" in the district of Cachachi, province of Cajabamba, department of Cajamarca in northern Peru.

The purchase price for 100% ownership of these companies is $US31 million, which is being financed by the sellers over a 2-year period. An initial installment by Century of US$1 million will be paid immediately and Century will continue payments of US$1 million each quarter for the remaining 7 quarters during the 2-year post closing period pursuant to the terms of the purchase agreement. At any time up to the end of the two-year post closing period, Century will effect a payment of US$20 million, with the balance payable 18 months later. Any quarterly installments made after February 6, 2008, will not be applied against the balance payable. The financing is non- recourse to Century Mining, or any of its subsidiaries and in certain circumstances the payments can be accelerated.

Concurrent with this transaction, Century acquired an option to purchase the mining concessions and surface rights surrounding Shahuindo, called the "Atimmsa Project" for US$21 million. This property, totaling 10,000 hectares of mining concessions and 142 hectares of surface rights may contain further extensions of the Shahuindo deposit.

The purchase price for the Atimmsa Project is to be paid in two installments and within the same timelines prescribed in the Shahuindo transaction: (i) US$12.5 million upon exercise of the option (also to be financed by the sellers) and which may, at Century's discretion, be paid at any time within two years following the closing of the Shahuindo transaction; and (ii) US$8.5 million due in 12 months after the exercise of the option. Additional consideration in the form of a 2% NSR on both the Shahuindo and the Atimmsa Projects is also payable.

After a thorough legal review completed by the company and its advisors, and a review of the history of the dispute that has surrounded the title to the Shahuindo mining project, Century believes that the companies it is buying are the rightful owners of the properties and associated surface rights. Century has also taken the additional steps necessary to acquire the surrounding mining concessions and surface rights in order to be well-positioned to further develop the project. As part of the transaction, the selling group will continue to manage the ongoing litigation in the Peruvian court system.

Century plans to move the Shahuindo project forward, including undertaking background sampling for application of the environmental permit. Algamarca currently has on site a camp and the personnel necessary to undertake this work.

Margaret Kent, President & CEO of Century, commented, "We believe that there are over 2 million ounces of gold and gold equivalents at Shahuindo, which makes this an exceptional project for Century. We are going to build a mine at Shahuindo. My exploration team and I have visited the project and we view the Atimmsa property as a very exciting addition to the core Shahuindo property. Century has significant experience operating in Peru, with two producing operations and over 500 employees. We are also confident in our legal position in the litigation surrounding the Shahuindo Project. Rosario de Belen is similar to Shahuindo as it is located in the same district and is an open pit heap leach operation. This will facilitate extensive operational synergies, and we plan to build a similar but larger operation at Shahuindo. Shahuindo could be operational as early as the 4th quarter of 2009, with gold equivalent production of 125,000-150,000 ounces per year. This acquisition is consistent with Century's strategy of increasing production while lowering cash costs through the consolidation of gold assets in the Americas. We are very excited that Century is continuing to grow with a world class asset."

Conference call

Management will host a conference call today (May 16, 2007) at 1:00 p.m. Pacific time (4:00 p.m. Eastern time) to discuss recent acquisitions in Peru. Mining analysts, investors and the media are invited to phone 1-888-566-5775, or 1-517-308-9367 if outside Canada and the U.S.A., followed by the pass code 9930656 approximately 5 minutes before the start of management's presentation. The presentation will be followed by a question and answer period.

A replay of the conference call can be heard through Wednesday, May 23 by dialing 1-800-814-6746, or from outside North America 1-203-369-3827.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. The Company has also recently acquired Rosario de Belen where it accounts for 100% of both gold and silver production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com
Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as "may", "will", "should", "anticipate", "plan", "expect", "believe", "estimate" and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

CENTURY MINING CLARIFIES DISCLOSURE

Blaine, WA. May 16, 2007 — Century Mining Corporation (TSX-V:CMM) ("Century", "Century Mining", or the "Company"), is issuing the following press release to clarify disclosure, as a result of a request by Market Regulation Services.

Regarding the Shahuindo Project referred to in a separate press release issued earlier today, the potential resource and future production targets described in the President's comments are retracted by the Company. According to guidelines regarding the disclosure of numerical amounts, Companies may not refer to technical reports prepared and filed by other companies. At this time, investors are advised to refer to the NI 43-101 technical report filed by Sulliden Exploration Inc. on April 29, 2005, and available on SEDAR.

Century Mining also announced today that the Company has filed its Annual Information Circular, and this document is now available on SEDAR.

About Century Mining Corporation

Century Mining Corporation is an emerging mid-tier gold producer that is aggressively acquiring producing mines and exploration properties in Peru. The Company owns and produces gold at the Sigma and Lamaque mines in Québec that historically have produced over 9.4 million ounces of gold. In Peru, Century owns an 82.6% interest in the San Juan Mine where the Company accounts for 100% of gold production. The Company has also recently acquired Rosario de Belen where it accounts for 100% of both gold and silver production. Century's growth strategy is to acquire gold producing assets in South America that will substantially reduce the Company's consolidated total cash cost of production and where there is exceptional exploration potential to expand production at these mines.

"Margaret M. Kent"

Chairman, President & CEO

For further information, please contact:
Brent Jones, Manager of Investor Relations
E-mail: bjones@centurymining.com

Phone: (877) 284-6535 or (360) 332-4653
Fax: (360) 332-4652
Website: www.centurymining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release.

Caution Concerning Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking information. It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.


CENTURY
MINING CORPORATION

441 Peace Portal Drive Blaine WA 98230
Phone: (360) 332-4653 Fax: (360) 332-4652 E-mail: info@centurymining.com

PRESS RELEASE

May 21, 2007

CENTURY MINING GRANTS STOCK OPTIONS

BLAINE, WA: **Century Mining Corporation (CMM: TSX-V)** announced today that it has granted 50,000 stock options to a new director of the Company. The stock options are exercisable into common shares of Century at an exercise price of C$0.92 per share for a period of five years. Century's common shares closed at C$0.92 on the TSX Venture Exchange on May 18, 2007.

On behalf of the Board of Directors,

"Margaret M. Kent"

Chairman, President and C.E.O.

For further information, please contact:
Brent Jones
Manager, Investor Relations
E-mail: bjones@centurymining.com
Phone: (360) 332-4653
Fax: (360) 332-4652
Web site: www@centurymining.com
